FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 28, 2009 regarding NEC Electronics and Renesas’ report on the progress of business integration

2.	Press release dated July 28, 2009 regarding consolidated financial results for the first quarter of fiscal 2009

3.	Press release dated July 28, 2009 regarding strategy to strengthen social innovation business

4.	Hitachi to commence tender offer for the shares of its subsidiary, Hitachi Information Systems

5.	Hitachi to commence tender offer for the shares of its subsidiary, Hitachi Software Engineering

6.	Hitachi to commence tender offer for the shares of its subsidiary, Hitachi Systems & Services

7.	Hitachi to commence tender offer for the shares etc. of its subsidiary, Hitachi Plant Technologies

8.	Hitachi to commence tender offer for the shares of its subsidiary, Hitachi Maxell

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date July 30, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer

NEC Electronics and Renesas Report the Progress of

Business Integration

KAWASAKI, Japan, TOKYO, Japan, July 28, 2009 — NEC Electronics Corporation (NEC Electronics; TSE: 6723), Renesas Technology Corp. (Renesas), NEC Corporation (NEC; TSE: 6701), Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE: HIT), and Mitsubishi Electric Corporation (Mitsubishi Electric; TSE: 6503) today announced that the companies decided to postpone the conclusion of a definitive agreement to integrate business operations at NEC Electronics and Renesas until the end of August, which had originally been outlined at the end of July.

As announced on April 27, 2009, the companies have been in negotiations to integrate business operations at NEC Electronics and Renesas. However, due to delay in completing due-diligence on the companies’ assets including the manufacturing and sales sites worldwide, the companies have decided to postpone the contract day.

The companies will continue to engage in proactive negotiations aiming to reach a definitive agreement by the end of August.

# # #

Hitachi Announces Consolidated Financial Results

For the First Quarter of Fiscal 2009

Tokyo, July 28, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2009, ended June 30, 2009.

Notes:	1.	All figures, except for the outlook for full year and the first half of fiscal 2009, were converted at the rate of 96 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2009.

	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. per share (6) and Net income (loss) attributable to Hitachi, Ltd. per American Depositary Share (7).

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008(A)	2009(B)		2009
1. Revenues	2,543,495	1,892,901	74	19,718
2. Operating income (loss)	77,693	(50,596)	—	(527)
3. Income (loss) before income taxes	83,615	(80,828)	—	(842)
4. Net income (loss)	54,380	(90,767)	—	(945)
5. Net income (loss) attributable to Hitachi, Ltd.	31,557	(82,665)	—	(861)
6. Net income (loss) attributable to Hitachi, Ltd. per share
Basic	9.49	(24.87)	—	(0.26)
Diluted	9.08	(24.87)	—	(0.26)
7. Net income (loss) attributable to Hitachi, Ltd. per ADS (representing 10 shares)
Basic	95	(249)	—	(2.59)
Diluted	91	(249)	—	(2.59)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.

	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

	3.	Upon the adoption of SFAS No. 160, “Income before income taxes and minority interests”, “Income before minority interests” and “Net income” are changed to “Income before income taxes”, “Net income” and “Net income attributable to Hitachi, Ltd.”, respectively, from Fiscal 2009.

	4.	The figures are for 927 consolidated subsidiaries, including Variable Interest Entities, and 165 equity-method affiliates.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2009 First-Quarter Consolidated Business Results

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	1,892.9	(26% )	19,718
Operating loss	(50.5)	(128.2)	(527)
Loss before income taxes	(80.8)	(164.4)	(842)
Net loss	(90.7)	(145.1)	(945)
Net loss attributable to Hitachi, Ltd.	(82.6)	(114.2)	(861)

During the first quarter of fiscal 2009, the global economy continued to suffer difficulties, highlighted by extremely low levels of consumption and production, although progress was made in inventories adjustment, particularly of electronic components and devices.

The economies of industrialized nations in North America and Europe remained lackluster, with employment and wages deteriorating, despite signs in some segments that conditions had stopped worsening. The Chinese economy, meanwhile, remained on a recovery footing with a 7.9% year-over-year increase in GDP for the April-June quarter, highlighting the success of massive government stimulus measures focused in particular on spurring domestic demand.

The Japanese economy appears to have stopped deteriorating, as suggested by higher production and exports compared to the January-March 2009 quarter, reflecting progress inventories adjustment of electronic components and devices, and the government’s economic stimulus measures, among other factors. However, the economy failed to stage a full-scale recovery, with capital investment sluggish, and consumer spending and housing investment soft because of deteriorating employment and wages.

Hitachi’s consolidated revenues for the first quarter were 1,892.9 billion yen, down 26% year-over-year. Large declines in revenues were recorded mainly in the Power & Industrial Systems, High Functional Materials & Components, and Information & Telecommunication Systems segments, tracking declining demand for automobiles, semiconductors, industrial equipment and other products. Falling capital investment was another reason.

Overseas revenues dropped 31% year over year, to 792.2 billion yen as falling worldwide demand took its toll.

Hitachi posted a consolidated operating loss of 50.5 billion yen, 128.2 billion yen worse year-over-year. This result reflected large declines in earnings in the Power & Industrial Systems, High Functional Materials & Components, and Information & Telecommunication Systems segments in line with lower revenues.

The consolidated operating loss represented a 4.8 billion yen improvement on the operating loss recorded in the fourth quarter of fiscal 2008, despite a 22% quarter-on-quarter decline in revenues due principally to seasonal factors. The narrower operating loss from the previous quarter resulted from reductions to fixed costs, reductions to cost of sales and progress with business restructuring.

Hitachi posted net other deductions of 30.2 billion yen, 36.1 billion yen worse than the net other income recorded in the corresponding period of fiscal 2008. The principal reasons were net equity in losses of affiliated companies due to worsening performances at semiconductor-related and certain other affiliates, lower exchange gains, and expenses related to business restructuring.

As a result, Hitachi recorded a loss before income taxes of 80.8 billion yen, 164.4 billion yen worse year over year. After income taxes of 9.9 billion yen, Hitachi posted a net loss of 90.7 billion yen, 145.1 billion yen worse year over year. After net loss attributable to noncontrolling interests of 8.1 billion yen, Hitachi recorded a net loss attributable to Hitachi, Ltd. of 82.6 billion yen, 114.2 billion yen worse year over year.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	471.6	(21%)	4,913
Operating income	3.2	(86%)	34

The Information & Telecommunication Systems recorded revenues of 471.6 billion yen, a decrease of 21% year-over-year. Although demand is expected to increase going forward in the public sector and other fields as a result of government economic measures, software and services posted lower revenues, reflecting lower revenues from both software and services. In addition to constrained investment in the financial and industrial sectors because of the lackluster domestic economy, the lower revenues reflected the decrease of demand for large system construction, including system integration at mega-banks and for the transition to an electronic share certificate system in Japan. Hardware revenues, including storage systems, fell year over year on account of soft demand and the effect of foreign currency fluctuations, including a lower storage revenue, despite the impact of converting Hitachi Kokusai Electric Inc. into a consolidated subsidiary in March 2009.

Segment operating income fell 86%, to 3.2 billion yen, the result of lower earnings in both software and services and hardware due to lower sales.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2009 include operating results of Hitachi GST for the three months ended March 31, 2009.

[Electronic Devices]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	189.8	(33%)	1,978
Operating loss	(7.1)	—	(75)

The Electronic Devices revenues declined 33%, to 189.8 billion yen. In addition to lower revenues at Hitachi High-Technologies Corporation resulting mainly from decreased sales of semiconductor-related production equipment and electronic components, the decline in segment revenues was due to lower sales of displays stemming from softening demand, although there were signs of increased demand for mobile phones in emerging economies.

The segment recorded an operating loss of 7.1 billion yen, 16.8 billion yen worse year over year, due to lower earnings at Hitachi High-Technologies because of lower sales and other factors.

[Power & Industrial Systems]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	657.1	(20%)	6,845
Operating loss	(16.8)	—	(175)

The Power & Industrial Systems revenues declined 20% year over year, to 657.1 billion yen, despite firm growth in sales of elevators and escalators in China and thermal power plant equipment in Europe, as well as the impact of making Hitachi Koki Co., Ltd. a consolidated subsidiary in March 2009. The overall decline in segment revenues was the result of sharply lower sales in the automotive systems business and at Hitachi Construction Machinery Co., Ltd. due to the effect of falling global demand.

The segment recorded an operating loss of 16.8 billion yen, 43.0 billion yen worse year over year. This result reflected sharply lower sales in the automotive systems business and at Hitachi Construction Machinery, and came despite improved earnings in the power systems business and Hitachi Plant Technologies, Ltd. on account of better project management and other factors.

[Digital Media & Consumer Products]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	241.2	(28%)	2,513
Operating loss	(13.4)	—	(140)

The Digital Media & Consumer Products revenues dropped 28%, to 241.2 billion yen. The lower overall segment revenues reflected the impact of the reduction of overseas sales channels for flat-panel TVs as part of business structural reforms, as well as lower sales of optical disk drives and other digital media products and industrial air conditioning equipment and room air-conditioners because of lower demand.

The segment posted an operating loss of 13.4 billion yen, 0.4 billion yen better than in the first quarter of fiscal 2008, despite of decrease in sales and sales prices. This was the result of a narrower loss in the flat-panel TV business resulting from the switch to procuring plasma panels from outside the Hitachi Group, reducing overseas sales channels and other actions. The fiscal 2009 first-quarter operating loss represented a 49.3 billion yen improvement on the fourth quarter of fiscal 2008, reflecting cost savings due to business restructuring and lower business restructuring expenses.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2009 include operating results of HLDS for the three months ended March 31, 2009.

[High Functional Materials & Components]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	272.6	(40%)	2,840
Operating loss	(2.5)	—	(27)

The High Functional Materials & Components revenues decreased 40%, to 272.6 billion yen. This decline mainly reflected a large drop in sales at Hitachi Metals, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. due to falling worldwide demand, although signs of a recovery in demand are starting to emerge for automotive components- and semiconductor-related products showing progress in inventories adjustment.

The segment reported an operating loss of 2.5 billion yen, 38.6 billion yen worse than the first quarter of fiscal 2008, due to a marked drop in earnings at Hitachi Cable, Hitachi Metals and Hitachi Chemical because of lower sales.

[Logistics, Services & Others]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	213.0	(27%)	2,220
Operating income	2.5	(35%)	26

The Logistics, Services & Others revenues declined 27%, to 213.0 billion yen, due to lower revenues at Hitachi Transport System, Ltd. on account of soft demand, and lower sales at overseas sales subsidiaries.

Segment operating income dropped 35%, to 2.5 billion yen because of decreased revenues and other factors.

[Financial Services]

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	92.2	0%	961
Operating income	2.3	(63%)	25

Segment revenues were 92.2 billion yen, on a par with the previous fiscal year. Although finance business was firm in the agricultural area and medical and nursing area at Hitachi Capital Corporation, there was a decrease in lease transactions amid declining capital investment and personal spending.

Segment operating income dropped 63%, to 2.3 billion yen, mainly due to lower lease transaction volumes and an increased bad debt expense at Hitachi Capital.

(3) Revenues by Market

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,100.6	(21%)	11,465

Outside Japan	792.2	(31%)	8,252
Asia	357.0	(32%)	3,719
North America	172.3	(27%)	1,795
Europe	178.8	(34%)	1,863
Other Areas	84.0	(27%)	875

Revenues in Japan were 1,100.6 billion yen, down 21% year over year, reflecting lower revenues mainly in the High Functional Materials & Components and Power & Industrial Systems segments.

Overseas revenues declined 31%, to 792.2 billion yen, mainly due to falling demand worldwide. As a result, the ratio of overseas revenues to consolidated revenues declined 3 percentage points to 42%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 37% year over year, to 64.3 billion yen. Hitachi continued to strictly select investments, concentrating investments on strengthening the foundations of the Power & Industrial Systems and Information & Telecommunication Systems segments in order to bolster the Social Innovation Business.

Depreciation, excluding leasing assets, decreased 9%, to 89.5 billion yen, due mainly to stricter selection of capital investments.

R&D expenditures, though strict selections of development investment were made, were focused on the Social Innovation Business, including on the themes of renewable energy, green mobility and green ICT, as well as environmental and energy-conserving products and related materials that support the Social Innovation Business, such as lithium-ion batteries. R&D expenditures declined 12% to 86.6 billion yen, which corresponded to 4.6% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of June 30, 2009
	Yen (billions)	Change from March 31, 2009	U.S. dollars (millions)
Total assets	9,008.7	(394.9)	93,841

Total liabilities	6,866.0	(358.3)	71,521
Interest-bearing debt	2,769.6	(50.4)	28,851

Total Hitachi, Ltd. stockholders’ equity	1,017.4	(32.4)	10,599
Noncontrolling interests	1,125.1	(4.2)	11,721
Total Hitachi, Ltd. stockholders’ equity ratio	11.3%	0.1 point increase	—
D/E ratio (including noncontrolling interests)	1.29 times	No change	—

Total assets as of June 30, 2009 were 9,008.7 billion yen, a decrease of 394.9 billion yen from March 31, 2009, the result of ongoing efforts to reduce assets by improving asset efficiency. Interest-bearing debt decreased 50.4 billion yen, to 2,769.6 billion yen due to the repayment of debt with cash on hand built up at the end of March 2009. Total Hitachi, Ltd. stockholders’ equity decreased 32.4 billion yen, to 1,017.4 billion yen due to the net loss attributable to Hitachi, Ltd and other factors. As a result, the total Hitachi, Ltd. stockholders’ equity ratio increased 0.1 of a point to 11.3% from March 31, 2009. The debt-to-equity ratio (including noncontrolling interests) was 1.29, the same as at March 31, 2009.

(2) Cash Flows

	Three months ended June 30, 2009
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	(12.7)	(64.6)	(133)
Cash flows from investing activities	(151.4)	(1.8)	(1,578)

Free cash flows	(164.2)	(66.4)	(1,711)

Cash flows from financing activities	(80.8)	(136.4)	(842)

Operating activities used net cash of 12.7 billion yen, 64.6 billion yen more than in the first quarter of fiscal 2008, despite progress in quickly collecting accounts receivable and reducing inventories, among other measures. This reflected the net loss and the use of cash for business restructuring.

Investing activities used net cash of 151.4 billion yen, 1.8 billion yen more year over year, despite the stricter selection of investments, including property, plant and equipment and share purchases. This was due to a decrease in the securitization of investments in leases and other factors.

Free cash flows, the sum of cash flows from operating and investing activities, were minus 164.2 billion yen.

Financing activities used net cash of 80.8 billion yen, 136.4 billion yen more than in the first quarter of fiscal 2008. This was due to the repayment of debt with cash on hand built up at the end of March 2009.

The net result of the above items was a decrease of 240.0 billion yen in cash and cash equivalents, to 567.9 billion yen.

3. Outlook for Fiscal 2009

	The first half of fiscal 2009 ending September 30, 2009			Year ending March 31, 2010
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	4,100.0	(23%)	43,158	8,900.0	(11%)	93,684
Operating income (loss)	(110.0)	—	(1,158)	30.0	(76%)	316
Loss before income taxes	(220.0)	—	(2,316)	(170.0)	—	(1,789)
Net loss	(230.0)	—	(2,421)	(260.0)	—	(2,737)
Net loss attributable to Hitachi, Ltd.	(210.0)	—	(2,211)	(270.0)	—	(2,842)

Note:	All fiscal 2009 outlook figures were converted using 95 yen to the U.S. dollar; the same rate was used for fiscal 2009 consolidated financial forecasts announced on May 12, 2009.

In terms of the overall business outlook, the Japanese economy showed signs of a pickup in exports and production, but personal spending and corporate capital investment remain low. The Chinese economy is expected to maintain comparatively high growth due to the benefits of the government’s aggressive economic stimulus measures. The global economy as a whole, however, is still seeing low consumer demand, with worsened employment and wages expected to be continued, although production has bottomed out thanks to the progress made by inventories adjustment. Capital investment is also not expected to recover soon, given the low capacity utilization rate of facilities. There are also concerns that the yen will be appreciated again.

Considering these factors, an economic recovery is not expected until the latter half of fiscal 2010.

Under these circumstances, Hitachi is forecasting the results shown above for the first half of fiscal 2009 and fiscal year ending March 31, 2010. These are the same forecasts as those announced with fiscal 2008 consolidated financial results on May 12, 2009.

Projections for the second quarter assume exchange rates of 90 yen to the U.S. dollar and 125 yen to the euro.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or the price of raw materials;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008(A)	2009(B)		2009
Revenues	2,543,495	1,892,901	74	19,718
Cost of sales	1,955,935	1,460,255	75	15,211
Selling, general and administrative expenses	509,867	483,242	95	5,034
Operating income (loss)	77,693	(50,596)	—	(527)
Other income	28,548	7,452	26	78
(Interest and dividends)	10,939	5,552	51	58
(Other)	17,609	1,900	11	20
Other deductions	22,626	37,684	167	393
(Interest charges)	9,600	7,034	73	73
(Other)	13,026	30,650	235	319
Income (loss) before income taxes	83,615	(80,828)	—	(842)
Income taxes	29,235	9,939	34	104
Net income (loss)	54,380	(90,767)	—	(945)
Less: Net income (loss) attributable to noncontrolling interests	22,823	(8,102)	—	(84)
Net income (loss) attributable to Hitachi, Ltd.	31,557	(82,665)	—	(861)

Consolidated Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2009(A)	As of June 30, 2009(B)		As of June 30, 2009
Total Assets	9,403,709	9,008,746	(394,963)	93,841

Current assets	5,065,399	4,652,078	(413,321)	48,459
Cash and cash equivalents	807,926	567,918	(240,008)	5,916
Short-term investments	8,654	16,859	8,205	176
Trade receivables
Notes	105,218	102,372	(2,846)	1,066
Accounts	2,028,060	1,767,243	(260,817)	18,409
Investments in leases	170,340	178,852	8,512	1,863
Inventories	1,456,271	1,479,486	23,215	15,411
Other current assets	488,930	539,348	50,418	5,618

Investments and advances	693,487	721,143	27,656	7,512

Property, plant and equipment	2,393,946	2,385,555	(8,391)	24,850

Other assets	1,250,877	1,249,970	(907)	13,021

Total Liabilities and Stockholders’ equity	9,403,709	9,008,746	(394,963)	93,841

Current liabilities	4,621,904	4,189,787	(432,117)	43,644
Short-term debt and current portion of long-term debt	1,530,457	1,400,371	(130,086)	14,587
Trade payables
Notes	39,811	28,997	(10,814)	302
Accounts	1,138,770	964,370	(174,400)	10,046
Advances received	386,519	417,959	31,440	4,354
Other current liabilities	1,526,347	1,378,090	(148,257)	14,355

Noncurrent liabilities	2,602,453	2,676,265	73,812	27,878
Long-term debt	1,289,652	1,369,311	79,659	14,264
Retirement and severance benefits	1,049,597	1,046,438	(3,159)	10,900
Other liabilities	263,204	260,516	(2,688)	2,714

Total stockholders’ equity	2,179,352	2,142,694	(36,658)	22,320
Total Hitachi, Ltd. stockholders’ equity	1,049,951	1,017,499	(32,452)	10,599
Common stock	282,033	282,033	0	2,938
Capital surplus	560,066	559,941	(125)	5,833
Legal reserve and retained earnings	820,440	737,775	(82,665)	7,685
Accumulated other comprehensive loss	(586,351)	(536,068)	50,283	(5,584)
(Foreign currency translation adjustments)	(179,737)	(155,402)	24,335	(1,619)
(Pension liability adjustments)	(405,082)	(394,564)	10,518	(4,110)
(Net unrealized holding gain on available-for-sale securities)	12	15,906	15,894	166
(Cash flow hedges)	(1,544)	(2,008)	(464)	(21)
Treasury stock	(26,237)	(26,182)	55	(273)
Noncontrolling interests	1,129,401	1,125,195	(4,206)	11,721

Consolidated Statements of Cash Flows

	Three months ended June 30
	Yen (millions)		U.S. Dollars (millions)
	2008	2009	2009
Cash flows from operating activities
Net income (loss)	54,380	(90,767)	(945)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	122,453	109,286	1,138
Decrease in receivables and inventories	83,629	305,837	3,186
Decrease in payables	(157,701)	(211,477)	(2,203)
Other	(50,922)	(125,673)	(1,309)

Net cash provided by (used in) operating activities	51,839	(12,794)	(133)
Cash flows from investing activities
Increase in short-term investments	(67)	(5,919)	(62)
Purchase of rental assets and other properties, net	(218,888)	(143,268)	(1,492)
Sales (purchase) of investments in securities, net	12,017	(1,946)	(20)
Collection of investments in leases	79,984	33,868	353
Other	(22,636)	(34,179)	(356)

Net cash used in investing activities	(149,590)	(151,444)	(1,578)
Cash flows from financing activities
Increase (decrease) in interest-bearing debt	76,222	(67,606)	(704)
Dividends paid to stockholders	(9,997)	(124)	(1)
Dividends paid on noncontrolling interests	(12,025)	(12,640)	(132)
Other	1,484	(439)	(5)

Net cash provided by (used in) financing activities	55,684	(80,809)	(842)
Effect of exchange rate changes on cash and cash equivalents	452	5,039	52

Net decrease in cash and cash equivalents	(41,615)	(240,008)	(2,500)
Cash and cash equivalents at beginning of the period	560,960	807,926	8,416

Cash and cash equivalents at end of the period	519,345	567,918	5,916

Segment Information

(1) Industry Segments

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008(A)	2009(B)		2009
Revenues

Information & Telecommunication Systems	593,601	471,681	79	4,913
	21%	22%
Electronic Devices	284,516	189,871	67	1,978
	10%	9%
Power & Industrial Systems	817,896	657,165	80	6,845
	28%	31%
Digital Media & Consumer Products	335,502	241,263	72	2,513
	12%	11%
High Functional Materials & Components	455,693	272,655	60	2,840
	16%	13%
Logistics, Services & Others	292,247	213,093	73	2,220
	10%	10%
Financial Services	92,402	92,242	100	961
	3%	4%
Subtotal	2,871,857	2,137,970	74	22,271
	100%	100%
Eliminations & Corporate Items	(328,362)	(245,069)	—	(2,553)

Total	2,543,495	1,892,901	74	19,718

Operating income (loss)

Information & Telecommunication Systems	23,523	3,219	14	34
	26%	—
Electronic Devices	9,644	(7,161)	—	(75)
	10%	—
Power & Industrial Systems	26,233	(16,832)	—	(175)
	29%	—
Digital Media & Consumer Products	(13,888)	(13,440)	—	(140)
	(15%)	—
High Functional Materials & Components	36,059	(2,583)	—	(27)
	39%	—
Logistics, Services & Others	3,900	2,538	65	26
	4%	—
Financial Services	6,445	2,363	37	25
	7%	—
Subtotal	91,916	(31,896)	—	(332)
	100%	—
Eliminations & Corporate Items	(14,223)	(18,700)	—	(195)

Total	77,693	(50,596)	—	(527)

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2008(A)	2009(B)		2009
Japan	1,395,992	1,100,667	79	11,465
	55%	58%
Asia	527,897	357,052	68	3,719
	21%	19%
North America	234,911	172,362	73	1,795
	9%	9%
Europe	270,177	178,809	66	1,863
	11%	10%
Other Areas	114,518	84,011	73	875
	4%	4%
Outside Japan	1,147,503	792,234	69	8,252
	45%	42%

Total	2,543,495	1,892,901	74	19,718
	100%	100%

###

July 28, 2009

Hitachi, Ltd.

Supplementary Information for the First Quarter ended June 30, 2009

1. Summary (Consolidated basis)

	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Revenues*1	2,543.4	1,892.9	74%
Operating income (loss)*1	77.6	(50.5)	—
Percentage of revenues	3.1	(2.7)	—
Income (loss) before income taxes*1	83.6	(80.8)	—
Net income (loss)*1	54.3	(90.7)	—
Net income (loss) attritutable to Hitachi, Ltd.*1	31.5	(82.6)	—
Average exchange rate (yen / U.S.$)	105	97	—
Net interest and dividends*1	1.3	(1.4)	—

*1  Billions of yen

	As of March 31, 2009	As of June 30, 2009
Cash & cash equivalents, Short-term investments (billions of yen)	816.5	584.7
Interest-bearing debt (billions of yen)	2,820.1	2,769.6
D/E Ratio*2 (times)	1.29	1.29
Number of employees	400,129	395,284
Japan	260,677	262,728
Overseas	139,452	132,556
Number of consolidated subsidiaries (Including Variable Interest Entities)	943	927
Japan	403	385
Overseas	540	542

*2  Including Noncontrolling interests

2. Consolidated Overseas Revenues by Industry Segment

	(Billions of yen)
	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	234.6	165.6	71%
Electronic Devices	118.9	76.5	64%
Power & Industrial Systems	357.0	272.8	76%
Digital Media & Consumer Products	152.5	101.4	67%
High Functional Materials & Components	162.2	104.3	64%
Logistics, Services & Others	107.7	59.0	55%
Financial Services	14.2	12.3	86%
Total	1,147.5	792.2	69%

3. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

	(Billions of yen)
	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	16.9	13.2	78%
Electronic Devices	9.4	5.6	60%
Power & Industrial Systems	37.2	24.8	67%
Digital Media & Consumer Products	14.0	4.3	31%
High Functional Materials & Components	23.5	13.0	55%
Logistics, Services & Others	5.6	6.3	113%
Financial Services	139.1	76.2	55%
Eliminations & Corporate Items	(9.4)	(5.9)	63%
Total	236.5	137.8	58%
Internal use Assets	102.0	64.3	63%
Leasing Assets	134.5	73.4	55%

4. Consolidated Depreciation by Industry Segment

	(Billions of yen)
	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	26.3	22.5	86%
Electronic Devices	8.2	7.5	91%
Power & Industrial Systems	29.8	30.6	102%
Digital Media & Consumer Products	12.7	8.3	65%
High Functional Materials & Components	17.8	18.6	104%
Logistics, Services & Others	6.3	6.2	97%
Financial Services	20.4	15.0	74%
Eliminations & Corporate Items	0.5	0.5	88%
Total	122.4	109.2	89%
Internal use Assets	97.8	89.5	91%
Leasing Assets	24.6	19.7	80%

5. Consolidated R&D Expenditure by Industry Segment

	(Billions of yen)
	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Information & Telecommunication Systems	36.3	33.8	93%
Electronic Devices	9.8	9.3	95%
Power & Industrial Systems	26.5	22.1	83%
Digital Media & Consumer Products	8.0	6.1	77%
High Functional Materials & Components	12.8	10.6	83%
Logistics, Services & Others	1.2	0.7	60%
Financial Services	0.1	0.0	25%
Corporate Items	3.5	3.7	108%
Total	98.5	86.6	88%
Percentage of revenues (%)	3.9	4.6	—

6. Information & Telecommunication Systems*3

(1) Revenues and Operating Income*4	(Billions of yen)
	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Revenues	593.6	471.6	79%
Software & Services	270.0	237.9	88%
Software	38.1	35.3	93%
Services	231.9	202.6	87%
Hardware	323.6	233.7	72%
Storage*5	194.2	134.9	69%
Servers*6	20.6	12.1	59%
PCs*7	11.2	7.0	63%
Telecommunication	35.0	32.1	92%
Others	62.6	47.6	76%
Operating income	23.5	3.2	14%

*3	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2009 include the operating results of Hitachi GST for the three months ended March 31, 2009.

*4	Figures for each product exclude intra-segment transactions.

*5	Figures for Storage include disk array subsystems, hard disk drives, etc.

*6	Figures for Servers include general-purpose computers, UNIX servers, etc.

*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions (except Hard Disk Drives)	(Billions of yen)
	2008	2009
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Revenues	85.0	69.0	81%

(3) Hard Disk Drives*8*9

Period recorded for consolidated accounting purposes	2008			2009
	Three months ended June 30	Three months ended September 30	Six months ended September 30	Three months ended June 30		Three months ending September 30		Six months ending September 30
	(A)	(B)	(C)	(D)	(D)/(A)X100	(E)(Preliminary)	(E)/(B)X100	(F)(Preliminary)	(F)/(C)X100
Shipment Period	Jan. 2008 to Mar. 2008	Apr. 2008 to Jun. 2008	Jan. 2008 to Jun. 2008	Jan. 2009 to Mar. 2009		Apr. 2009 to Jun. 2009		Jan. 2009 to Jun. 2009
Revenues
Billions of yen	146.9	150.7	297.6	97.7	66%	108.0	72%	205.6	69%
Millions of U.S. dollars	1,415	1,430	2,845	1,026	72%	1,109	78%	2,135	75%
Operating income (loss)
Billions of yen	6.7	5.6	12.4	(5.4)	—	(3.1)	—	(8.6)	—
Millions of U.S. dollars	65	53	118	(57)	—	(32)	—	(89)	—
Shipments (thousand units)*10	21,100	22,000	43,100	19,200	91%	22,300	102%	41,500	96%
Consumer and Commercial
2.5-inch*11	10,500	11,000	21,500	10,200	97%	11,700	106%	21,900	102%
3.5-inch*12	9,000	9,000	18,000	7,600	85%	8,700	97%	16,400	91%
Servers*13	1,400	1,600	2,900	1,100	80%	1,200	78%	2,300	79%
Emerging*14	180	380	570	220	119%	440	116%	660	117%

*8	Figures include intra-segment transactions.

*9	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

*11	Note-PCs, consumer electronics applications(2.5-inch), etc.

*12	Desktop-PCs, consumer electronics applications (3.5-inch), etc.

*13	Disk array subsystems, servers (3.5-inch), etc.

*14	Automotive (2.5-inch), etc.

# # #

Hitachi Announces Strategy to Strengthen Social Innovation Business

Plans to Wholly Own Five Publicly Listed Companies

Tokyo, July 28, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Company’s Board of Directors has decided to make a public tender offers to purchase the common stock of five publicly listed companies, converting them into wholly owned subsidiaries. The five associated companies include: Hitachi Information Systems, Ltd. (TSE:9741), Hitachi Software Engineering Co., Ltd. (TSE:9694), Hitachi Systems & Services, Ltd. (TSE:3735), Hitachi Plant Technologies, Ltd. (TSE:1970) and Hitachi Maxell, Ltd. (TSE:6810).

Hitachi is concentrating to build a more stable earnings structure with a focus on the Social Innovation Business, which comprises social infrastructure supported by highly reliable and highly efficient information and telecommunications technology. Thus far, Hitachi has implemented various measures to rebuild its business portfolio by either exiting or integrating a number of businesses, including system LSI, DRAM, mobile phone, LCD panel, printer, and consumer PC businesses. Hitachi recently converted Hitachi Koki Co., Ltd. and Hitachi Kokusai Electric Inc. into consolidated subsidiaries; merged Hitachi Communication Technologies, Ltd.; split off the consumer and automotive systems businesses; initiated the merger of Hitachi Electronics Services Co., Ltd. and Hitachi HBM Co., Ltd. and continues to take additional steps in strengthening the Social Innovation Business through the optimal allocation of the Hitachi Group’s resources.

Today’s announcement to transform the aforementioned five companies into wholly owned subsidiaries accelerates these efforts. These companies play a central role in Social Innovation Business fields, including information and telecommunication systems business, social infrastructure systems business, and also lithium-ion batteries business, which support the Social Innovation Business along with motors, inverters, and power semiconductors. Conversion of the five companies into wholly owned subsidiaries will foster closer ties, and facilitate the integration of business strategy and structures, leading to improved competitiveness and a stable earnings base.

1. Information and Telecommunication Systems Business

Systems integration, particularly construction, operation and maintenance of information systems, has driven expansion within the information services market. Against a backdrop of intense competition and a difficult economic environment, higher returns on investment in IT are in more demand. The interest of users is also shifting from ownership of systems to information services that enable efficient system use and operation, such as outsourcing and SaaS*. In order to establish a resilient IT infrastructure business that can respond to this rapidly and dynamically changing business environment and business model, Hitachi plans to convert Hitachi Information Systems, Hitachi Software Engineering and Hitachi Systems & Services into wholly owned subsidiaries. This transformation will positively facilitate the integration of the Hitachi Group’s information and telecommunication systems business, enabling valuable, integrated services across the entire lifecycle of IT systems. In particular, Hitachi will provide the Hitachi Group’s strengths in the following fields.

a. Data Center Business

Hitachi will develop its eco-friendly data center business, ultimately reducing TCO* and offering high reliability, by leveraging robust state-of-the-art “green” IT.

b. Cloud Computing-Related Business

In cloud computing environments that utilize Internet-based platforms, Hitachi will provide highly dependable usage environments that can meet the demands of social infrastructure systems, delivering reliability and security with the same quality of company-owned IT systems. Hitachi will rely on its sophisticated security and networking technology in this area.

c. Global Business

Hitachi plans to expand globally by promoting local operations, mainly in its overseas consulting business and data center business. This plan coupled with a cooperation with local partners and the employment of foreign nationals familiar with local operations.

d. Systems Integration Business in Japan

Hitachi plans to further strengthen the management of large accounts, such as mission-critical systems for mega-banks and other financial institutions, as well as optimization systems in the public sector. The Company also plans to reinforce proposal capabilities through the integration of its businesses, providing information systems for SMBs*, especially in the industrial and logistics fields.

e. Hitachi will expand structural development for middleware and embedded software for products.

f. Hitachi will strengthen and expand its network services and outsourcing businesses.

In regard to the business management structure, Hitachi will form in-house company that will facilitate business execution based on an integrated strategy centered on five main “companies”: Hitachi’s Information & Telecommunication Systems Group, Hitachi Information Systems, Hitachi Software Engineering, Hitachi Systems & Services, and Hitachi Electronics Services Co., Ltd., which is already a wholly owned Hitachi subsidiary.

*	SaaS (Software as a Service): A business model involving the provision of applications needed by users as services.
*	TCO (Total Cost of Ownership): The total cost of installing, maintaining and managing a computer system
*	SMB: Small and medium-sized businesses

2. Social Infrastructure Systems Business

The social and industrial infrastructure systems field, including power, transportation, road, water and other public systems, as well as production facilities in manufacturing industries, is expected to grow as a market particularly in emerging countries. Developed countries and regions that currently have an established social and industrial infrastructure will still experience an increased demand for renovation, supported by advanced information and telecommunications technologies. Ideally, social infrastructure should have a smaller impact on the global environment going forward.

Hitachi’s decision to convert Hitachi Plant Technologies into a wholly owned subsidiary provides an integrated response to these social infrastructures needs on a global basis. Through integrated management with the Hitachi Group, Hitachi plans to strengthen its integration capabilities within the Hitachi Group’s core functional component and subsystem businesses and also to strengthen its total solutions that organically and cohesively combines these businesses, in fields ranging from water circulation systems and air-conditioning systems to transportation systems and power systems. Hitachi plans to bring greater Group synergies globally in the following areas:

a. Water Circulation Systems

Hitachi will deliver total solutions, ranging from the supply of equipment and systems to the management and operation of facilities, in order to address significant water issues around the world. (the Middle and Near East, Southeast Asia, etc.)

b. Air-Conditioning Systems

Hitachi will propose energy-saving solutions for data centers in which air-conditioning systems will be key. These systems will incorporate monitoring and control technologies for IT equipment such as servers and cooling units for directly cooling servers to address the problem of a rapid increase in electricity consumption due to increased heat emissions and higher integration of servers. Hitachi will also provide various environmental control technologies, including clean rooms. (Europe, China, etc.)

c. Transportation Systems

Full turn-key services will be offered overseas, from the delivery of railway vehicles to the laying of tracks and the building of assembly, inspection and repair facilities. (Europe, U.S., Southeast Asia, etc.)

d. Power Systems

Hitachi will efficiently deploy and utilize resources in local construction work, promote utilization of expertise such as modular construction for greater efficiency, and build large-scale, comprehensive infrastructures for emerging economies, etc. in developing its global power plant business. (Europe, U.S., Southeast Asia, West Asia, etc.)

e. Industrial Systems

Hitachi will build large-scale, comprehensive infrastructure for emerging economies and other nations, as well as increase efficiency in the design, engineering and construction of industrial plants.

3. Lithium-ion Batteries Business

Lithium-ion and other types of rechargeable batteries will be essential for powering drive systems and making the renewable energy that replaces fossil fuels viable for the implementation of future measures to lower environmental impact around the world. In April, Hitachi established the Battery Systems Division to lead Group efforts in strengthening the lithium-ion business. In addition, Hitachi aims to foster a strong collaboration among its Battery Systems Division, Hitachi Maxell, Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Vehicle Energy, Ltd. and other Group Companies to strengthen the lithium-ion battery-related business. This business boasts high quality products and a proven reputation. To date, the Hitachi Group has shipped about 600 million consumer-use lithium-ion battery cells and there has not been any product recalls. In addition, next generation automotive-use lithium-ion batteries are being developed. This time, Hitachi will make Hitachi Maxell a wholly owned subsidiary and will further strengthen the collaboration between Hitachi Group and Hitachi Maxell by establishing more stable capital relationship. Hitachi intends to apply Hitachi Maxell’s development capabilities and mass-production technologies in the consumer field to automotive, industrial and railway vehicles applications, as well as to increase efforts in strengthening development capabilities and applications. Also, Hitachi will continue to reduce the investment burden through the shared use of production lines and by continuing to strengthen the Hitachi Group’s cost competitiveness. Hitachi Group will expand lithium-ion batteries as a key device in the Social Innovation Business in parallel to motors, inverters and power semiconductors and will propose integrated solutions for social and industrial systems. Plans include strengthening Hitachi Maxell’s strong computer tape, optical components, functional materials and other businesses. This effort will be achieved by utilizing Group sales channels and collaboration in the development stage.

4. Bolster Group Management

In addition to converting the five listed subsidiaries into the wholly owned companies, Hitachi Group will thoroughly reexamine the in-house company system to further reinforce its operating base through the strengthening of the Social Innovation Business. This fiscal year, Hitachi intends to consider each of its in-house business divisions with the same independence and mobility as Group companies, further clarifying responsibility and authority, as well as accountability for earnings. In addition, Hitachi seeks to accelerate Group structural reforms and global development, optimize the related allocation of resources, and fundamentally strengthen cost competitiveness for global competition. The five new supervisory offices, which are headed by executive vice presidents, will lead reform efforts in their respective fields of responsibility — management reforms, sales and promotion, overseas plant construction, business infrastructure, and business coordination to accomplish these challenges. This will ensure greater focus on the Social Innovation Business and the continued pursuit of resource optimization of all in-house companies and Group companies collaboratively, with the maximization of Group synergies.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or the price of raw materials;

-

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

-

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this news release is considered a primary recipient of information from the viewpoint of insider trading regulations. Hitachi accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Hitachi Information Systems, Hitachi Software Engineering, Hitachi Systems & Services, Hitachi Plant Technology and Hitachi Maxell (hereinafter collectively referred to as the “target companies”) before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Hitachi notes that it will assume no responsibility whatsoever.

-

This news release is to announce the tender offer for shares of the target companies (hereinafter referred to as the “Tender Offer”) and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

-

The Tender Offer is targeted at the common stock of the target companies, all of which are incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Further, as the Hitachi is a company incorporated outside the U.S. and most officers of the Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

-

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi to Commence Tender Offer for the Shares of its Subsidiary,

Hitachi Information Systems

Tokyo, July 28, 2009 — Hitachi, Ltd. (NYSE:HIT/TSE:6501 “Hitachi”) today announced that it has decided to acquire the common stock of Hitachi Information Systems, Ltd. (Iwao Hara, President and Chief Executive Officer/TSE: 9741 “Hitachi Information Systems”), by way of a tender offer (the “Tender Offer”).

1. Purpose of the Tender Offer

(1) Outline of the Tender Offer

Hitachi currently holds 51.98% of Hitachi Information Systems’ issued shares, including indirect shareholdings of 0.35%, and thus accounts for Hitachi Information Systems as a consolidated subsidiary. Hitachi intends to acquire all the issued shares of Hitachi Information Systems (exclusive of its treasury stock) in order to make Hitachi Information Systems a wholly owned subsidiary through the Tender Offer. The Tender Offer does not set maximum and minimum limits to the number of shares to be purchased.

According to Hitachi Information Systems, Hitachi Information Systems resolved to approve the Tender Offer and to recommend that the shareholders of Hitachi Information Systems subscribe to the Tender Offer at a meeting of its Board of Directors held today.

(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

The Hitachi Group, which consists of Hitachi Ltd., its subsidiaries and affiliated companies, conducts a wide range of business activities from the development, production and sales of offerings to the provision of relevant services in seven business segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the information & telecommunication systems business, the Hitachi Group was quick in initiating, as a part of its effort to meet changing users’ needs, the development of various information and telecommunication systems that correspond to various types and lines of business (system integration). The Hitachi Group has also expanded its outsourcing business and has been a pioneer in the SasS (Software as a Service) business, which grants customers the use of software for their needs. These initiatives have progressed well.

As for the business, in countries and regions that have already built a certain degree of social infrastructure, including power systems, transportation systems, roads and water and other public systems, information and telecommunication systems are expected to grow further as part of social infrastructures and to be increasingly fused with existing social infrastructures. Therefore, with its extensive track record in the conventional fields of both the social infrastructure business and the information & telecommunication systems business, the Hitachi Group intends to utilize that experience, expertise and technological capability to concentrate on the “social innovation business” that fuses its social infrastructure business with its information & telecommunication systems business.

Hitachi Information Systems was established in 1959 and currently engages in the businesses of system operation, system building and equipment and supplies sales. Specifically, in the system operation business, Hitachi Information Systems is in charge of the operation of not only its own data centers but also major data centers of Hitachi as a core company in the data center operation business of the Hitachi Group, in addition to the development of outsourcing and network services. In the system building business, Hitachi Information Systems builds and provides IT environments such as backbone systems, information systems and their composite systems to meet diversifying customer needs. Thus, Hitachi Information Systems is positioned as a core company of the Hitachi Group in the system building business for municipalities, leading medium-sized enterprises and small to medium-sized enterprises. It is mainly providing solutions utilizing “e-ADWORLD,” a self-developed packaged software for municipalities, and other ERP-packaged software products of itself and leading foreign corporations. In the equipment and supplies sales business, Hitachi Information Systems offers comprehensive services covering the selection, procurement, sales and environmental protection measures of the equipment and supplies that are required for system operation and/or building.

However, the domestic information service market is currently at a critical turning point.

In the conventional information service market, users’ demand for hardware and software to establish, operate and maintain their own information and telecommunication systems led to the expansion and growth of the market. However, interest in system investments has been shifting recently from the maintenance of information systems (system integration) to the more efficient use and operation of information and telecommunication systems (e.g., outsourcing and SaaS). Consequently, it is expected that users’ demand for these new services, including the use of packaged software products and systems for shared use, will become a driving force in the market. At this turning point, we believe it essential that the Hitachi Group quickly make large-scale investments in R&D in advanced technologies and infrastructure such as data center or networks and put in place foundations that will allow Hitachi to enhance globalization so that the Hitachi Group can appropriately cope with market changes and further expand businesses in the information service market.

Hitachi anticipates that demand for the social innovation business, on which the Hitachi Group intends to focus its marketing efforts, will expand significantly. Hitachi sees urgent tasks in the business to be the Hitachi Group’s development of products and packages commensurate with the business and the swift establishment of service business foundations for the growth of the business. Consequently, Hitachi considers it necessary that the Hitachi Group invests its management resources in the information & telecommunication systems business.

Under these circumstances, since early April 2009, Hitachi and Hitachi Information Systems have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Information Systems have determined that i) the collaboration between Hitachi Information Systems and the Hitachi Group could be reinforced by establishing a closer capital relationship between both corporations; ii) diverse developments for business expansion can be swiftly conducted in the existing system operation and system building businesses for Hitachi Information Systems and in the focused social innovation business for both Hitachi and the Hitachi Group by collecting and organically combining management resources, such as R&D, intellectual properties, system development/software development/system operation-related expertise, human resources and technological capabilities regarding businesses in the information & telecommunication systems business; and iii) more efficient and effective distribution of Groupwide management resources should contribute to enabling the Hitachi Group to make large-scale investments with the aim of putting in place the appropriate infrastructure. Hitachi Information Systems have concluded that the aforementioned initiatives would lead to raising the enterprise value of Hitachi Information Systems and the Hitachi Group. Both parties therefore reached a judgment that making Hitachi Information Systems a wholly owned subsidiary of Hitachi would be indispensable to that end.

In an attempt to establish the business structure described above, concurrently with the commencement of the Tender Offer, Hitachi has initiated tender offers for the issued shares of Hitachi Software Engineering Co., Ltd. and Hitachi Systems & Services, Ltd, both of which will assume their respective businesses in the information & telecommunication systems business in the Hitachi Group, with the aim of making them wholly owned subsidiaries.

As a specific method to establish a new business structure, Hitachi and Hitachi Information Systems are considering the establishment of an information and telecommunication company as a virtual entity within the Hitachi Group. Five major existing companies—Hitachi (Information & Telecommunication Group), Hitachi Information Systems, Hitachi Software Engineering, Hitachi Systems & Services and Hitachi Electronics Services Co., Ltd., a wholly owned subsidiary of Hitachi—would be equal partners in this virtual company. They will decide and operate the most appropriate strategies and business structure for the future information and telecommunication company as a whole. They will also plan and implement strategies to reinforce the social innovation business.

Under such a business structure, the Hitachi Group intends to improve and expand the structure to flexibly cope with customer needs while taking into account the industry, scale and the type of business of each customer with the aim of providing valuable one-stop services throughout the whole IT life cycle to customers in the global market as follows.

1)	Development of the data center operation business optimizing green IT technologies;

2)	Offer of highly reliable cloud computing environment;

3)	Expansion of global businesses utilizing collaborations with local business partners and localized operations;

4)	Strengthen the Hitachi Group’s readiness for projects of large-scale accounts, such as backbone systems for financial institutions including megabanks and optimization systems in the public sector;

5)	Unify the information system businesses for the SMB (small to medium business) markets, mainly in the industrial and distribution fields;

6)	Expand the development system for middleware and embedded software for products; and

7)	Strengthen and expand the network service business and the outsourcing business.

Although the optimal solution for the basic strategies and future orientation of the information and telecommunication company after making Hitachi Information Systems a wholly owned subsidiary will be determined in consultation with Hitachi Information Systems, Hitachi intends to reinforce Hitachi Information Systems’ businesses, even after making it into a wholly owned subsidiary, not only with respect for Hitachi Information Systems’ self-initiatives and independence but also paying attention to itsbusiness features and the management which fully utilize operational and structural strengths.

(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

1) Acquisition of the valuation report on the equity value received from an independent third-party appraiser

In determining the purchase price for the Tender Offer (the “Tender Offer Price”), Hitachi requested that Nomura Securities Co., Ltd., a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Information Systems, calculate the equity value of Hitachi Information Systems as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Information Systems, Nomura Securities used the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi received the valuation report on the equity value of Hitachi Information Systems (the “Valuation Report for Hitachi”) today, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

The range of valuations per share of common stock of Hitachi Information Systems calculated according to each method is as follows.

Average market share price method	¥1,753 to	¥2,175

Comparable company analysis method	¥2,164 to	¥2,572

DCF method	¥2,654 to	¥3,668

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥1,753 to ¥2,175 based on the closing price of Hitachi Information Systems’ common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, for the most recent one month, for the most recent three months and for the most recent six months.

Secondly, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥2,164 to ¥2,572, evaluating Hitachi Information Systems’ equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Information Systems.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥2,654 to ¥3,668 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Information Systems is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Information Systems’ estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Information Systems’ business plans, an interview with the management of Hitachi Information Systems, recent business performance, public information disclosure and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as a reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Information Systems would accept the Tender Offer; the market share price trend of Hitachi Information Systems’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Information Systems, the final Tender Offer Price was determined at ¥2,900 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥2,900 represents a premium of 33.3% (rounded to the first decimal place) on the closing price of ¥2,175 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange on July 24, 2009*. It also represents a premium of 40.5% (rounded to the first decimal place) on the simple average of ¥2,064 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from June 25 to July 24, 2009), a premium of 51.4% (rounded to the first decimal place) on the simple average of ¥1,915 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from April 27 to July 24, 2009), and a premium of 65.4% (rounded to the first decimal place) on the simple average of ¥1,753 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Information Systems rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

On the other hand, according to Hitachi Information Systems, Hitachi Information Systems had Mizuho Securities Co., Ltd. calculate its equity value to ensure the fairness of the Tender Offer Price. Mizuho Securities is a financial adviser as a third party. Mizuho Securities does not fall in a category of Special Related Parties and therefore is independent of Hitachi and Hitachi Information Systems. Mizuho Securities used the DCF method, the comparable company analysis method and the average market share price method for valuation.

The DCF method calculates the share value of the Company by discounting all future free cash flows generated from the Company’s business activities using an estimated discount factor to their current values, then adding the value of non-operating assets, less net debt. This method was adopted, as it is considered effective from the financing theory perspective and is a generally accepted valuation method.

The comparable company analysis method calculates the share value of the Company by selecting more than one company that conducts business operations similar to those of the Company, and analyzing the percentages of their financial indicators to their aggregate stock market prices and others.

The average market share price method calculates the share value of the Company based on the prices of the Company’s shares in the stock market. This method was adopted as the share price is determined through market competition principle that can be affected by the number of market participants and the principle need to be considered when evaluating shares of a public company. The evaluation was based on the average closing price of Hitachi Information Systems’ common stock on the First Section of the Tokyo Stock Exchange, for the most recent one month, for the most recent three months and for the most recent six months on the record date of July 24, 2009.

Hitachi Information Systems received the valuation report on its equity value (the “Valuation Report for Hitachi Information Systems”) prepared on July 27, 2009, and heard an explanation of the valuation results of each analysis method from Mizuho Securities. The outline of the analysis results on its equity value according to the Valuation Report is as follows. Hitachi Information Systems did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Mizuho Securities, according to their announcement.

Analysis methods	Valuation range of Hitachi Information Systems’ per-share price (Yen)
DCF method	2,774 ~ 4,244
Comparable company analysis method	2,537 ~ 3,356
Average market share price method	1,753 ~ 2,175

Based on these valuation results, Hitachi Information Systems carefully inspected the Tender Offer Price comprehensively taking into account the conditions of the Tender Offer. As a result, Hitachi Information Systems judged the Tender Offer Price to be at an appropriate level because the Tender Offer Price exceeds the evaluation by average market share price and are comparable to the evaluations of DCF method and Comparable company analysis method.

Hitachi Information Systems has concluded, based on a review of various restructuring measures with the aim of increasing its enterprise value and the recognition as to the domestic information services market and the information and telecommunication systems market, as well as an analysis of the appropriateness of the Tender Offer Price and other matters, that the Tender Offer will contribute to reinforcement of Hitachi Information Systems’ operating base, accelerating business strategies and future development, and that the terms and conditions of the Tender Offer, including the Tender Offer Price, are reasonable and provide Hitachi Information Systems’ shareholders with an opportunity to sell their shares at a reasonable price. Therefore Hitachi Information Systems has resolved to approve the implementation of the Tender Offer for the purpose of Hitachi making Hitachi Information Systems a wholly owned company and recommend that Hitachi Information Systems’ shareholders subscribe to the Tender Offer.

2) Legal advice from law office

According to Hitachi Information Systems, Hitachi Information Systems appointed Miyakezaka Sogo Law Offices as its legal adviser and received legal advice concerning the Board of Directors’ decision-making method and process, etc. of the Tender Offer, to ensure the fairness and appropriateness of the decision making by Hitachi Information Systems’ Board of Directors concerning the Tender Offer.

3) Approval of all the directors attending the Board of Directors meeting

Furthermore, according to Hitachi Information Systems, Hitachi Information Systems carefully discussed on the Tender Offer at a meeting of its Board of Directors held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors. Among Hitachi Information Systems’ Directors, Takeo Ueno concurrently serves as a director of Hitachi and therefore did not participate in the discussions and the resolution of the proposals concerning the resolutions at said meeting to avoid any conflict of interest. He refrained from expressing his opinions and was not involved in negotiations with Hitachi representing Hitachi Information Systems.

4) Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Information Systems with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

(4) Policy on Matters including Organizational Restructuring after the Tender Offer

(Matters concerning the so-called Two-Step Acquisition)

As described in Item (1) Outline of the Tender Offer above, Hitachi aims to make Hitachi Information Systems a wholly owned subsidiary and intends to acquire all the issued shares of Hitachi Information Systems (exclusive of its treasury stock) through the Tender Offer and a series of subsequent procedures.

If Hitachi cannot acquire all the issued shares of Hitachi Information Systems (exclusive of its treasury stock) through the Tender Offer, Hitachi intends to acquire all the issued shares of Hitachi Information Systems (exclusive of its treasury stock) by the following measures.

Specifically, after the Tender Offer comes into effect, Hitachi intends to request that Hitachi Information Systems hold an extraordinary general meeting of shareholders (the “Extraordinary Shareholders’ Meeting”), which would include in the agenda Items 1) through 3) as follows: 1) The Articles of Incorporation of Hitachi Information Systems shall be partly amended to make Hitachi Information Systems a corporation issuing class shares (shurui kabushiki hakkou kaisha) under the Companies Act; 2) The Articles of Incorporation of Hitachi Information Systems shall be partly amended to the effect that all issued shares of common stock of Hitachi Information Systems shall be appended with a call provision (zenbu-shutoku-joko) (a provision regarding the redeemable right of Hitachi Information Systems for all the shares as stipulated in Article 108, Paragraph 1, Item 7 of the Companies Act; hereinafter the same shall apply); and 3) a different class of Hitachi Information Systems shares shall be issued in exchange for acquiring all the stocks with the call provision of Hitachi Information Systems (exclusive of its treasury stock).

Furthermore, as Hitachi Information Systems will become a corporation issuing class shares under the Companies Act on the condition that agenda Item 1) above is approved by the Extraordinary Shareholders’ Meeting, with respect to agenda Item 2), pursuant to Article 111, Paragraph 2, Item 1 of the Companies Act, it will be necessary, in addition to the resolution adopted by the Extraordinary Shareholders’ Meeting, to have a resolution at a meeting of shareholders with class shares (the “Class Shareholders’ Meeting”), at which the participants will be shareholders who hold all the stocks with the call provision of Hitachi Information Systems. For this purpose, Hitachi will also request that Hitachi Information Systems hold the Class Shareholders’ Meeting to include agenda Item 2) above for partial amendment to the Articles of Incorporation. Meanwhile, Hitachi will vote for the respective agenda items above at the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

If all of the above procedures are completed, all shares issued by Hitachi Information Systems will be subject to the call provision and shall be acquired by Hitachi Information Systems (exclusive of its treasury stock) and a different class of Hitachi Information Systems shares shall be delivered to such shareholders of Hitachi Information Systems as consideration for such acquisition by Hitachi Information Systems. Shareholders who are to receive fractions of the different class of Hitachi Information Systems shares as consideration will receive cash, which will be obtained through a sale of the different class of Hitachi Information Systems shares that correspond to the sum of all such fractions (including the purchase of a whole or a part of the sum of such fractions by Hitachi Information Systems) (fractions of the aggregate number to be rounded down) through the procedures pursuant to Article 234 of the Companies Act and other applicable laws and regulations. The selling price of the different class of Hitachi Information Systems shares corresponding to the sum of all such fractions (and the cash amount to be delivered to each of the relevant shareholders, resulting from the sale of the aggregate number of fractions) is expected to be calculated on the basis of the Tender Offer Price. Although the class and number of shares of Hitachi Information Systems to be delivered as consideration for the acquisition of the stocks with the call provision of Hitachi Information Systems have not been determined as of today, Hitachi intends to request Hitachi Information Systems to determine that the shares that must be delivered to shareholders who have not tendered the Tender Offer other than Hitachi shall be limited to such fractions of the different class of Hitachi Information Systems for the purpose of enabling Hitachi to acquire all the issued shares of Hitachi Information Systems (exclusive of its treasury stock).

As provisions to protect the rights of minority shareholders in connection with the above respective procedures, the Companies Act provides that (i) in the event that the Articles of Incorporation are partly amended to the effect that all the common stock issued by Hitachi Information Systems shall be subject to the call provision as stated in agenda Item 2) above, any shareholder may request that Hitachi Information Systems purchase his/her shares in accordance with Articles 116 and 117 of the Companies Act and other applicable laws and regulations, and that (ii) in the case where acquisition of all the stocks with the call provision, as described in agenda Item 3) above, has been resolved by the General Meeting of Shareholders, any shareholder may file a petition for determination of a fair price for the acquisition in accordance with Article 172 of the Companies Act and other applicable laws and regulations. In addition, the purchase price and the acquisition price per share under (i) and (ii) above would be determined in the last instance by a competent court.

With regard to the above procedures, there is a possibility that Hitachi may request Hitachi Information Systems to conduct another method that would have similar effects depending on such factors as Hitachi’s holding status of Hitachi Information Systems shares after the Tender Offer, the holding status of Hitachi Information Systems shares by shareholders other than Hitachi, or the interpretation of the competent authorities on the applicable laws and regulations or the like [and such steps might require some time to be successfully completed]. Even in such a case, however, Hitachi intends to make Hitachi Information Systems a wholly owned subsidiary by adopting the method of finally delivering cash to shareholders of Hitachi Information Systems other than Hitachi. In such cases, the resulting cash amount to be delivered to the relevant shareholders is also expected to be calculated on the basis of the Tender Offer Price.

The Tender Offer is not intended to solicit shareholders of Hitachi Information Systems to vote in favor of the proposals to be put to the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

(5) Likelihood of the Delisting of the Shares and the Reasons thereof

As of the date hereof, the common stock of Hitachi Information Systems is listed on the First Section of the Tokyo Stock Exchange. As Hitachi has not set the maximum limit to the number of shares to be purchased through the Tender Offer, Hitachi Information Systems shares may be subject to delisting upon the fulfillment of certain predetermined procedures if the result of the Tender Offer falls under the delisting standards of the Tokyo Stock Exchange. In addition, even if the delisting standards are not met upon completion of the Tender Offer, the shares of Hitachi Information Systems will be delisted in accordance with the delisting standards because Hitachi intends to hold all the issued shares of Hitachi Information Systems (exclusive of its treasury stock) in accordance with the procedures set forth in Item (4) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition). Trading of common stock of Hitachi Information Systems will become unavailable on the Tokyo Stock Exchange after the delisting.

(6) Matters concerning Material Agreement regarding the Application to the Tender Offer between the Tender Offeror and Shareholders of the Target Company

Not applicable

2. Outline of the Tender Offer and Other Information

(1) Outline of the Target Company

Corporate Name	Hitachi Information Systems, Ltd.
Description of Businesses	• Information processing and network services • System integration • Software development • Equipment and supplies sales

Date Established	June 15, 1959

Head Office	2-1, Osaki 1-chome, Shinagawa-ku, Tokyo, Japan

Name and Title of Representative	Iwao Hara, President and Chief Executive Officer

Paid-in Capital	¥13,162 million (As of March 31, 2009)
Major Shareholders and Shareholdings	Hitachi, Ltd.	51.63%
	Japan Trustee Services Bank, Ltd.	13.42%
	The Master Trust Bank of Japan, Ltd.	4.34%
	Hitachi Information Systems Group Employees’ Shareholding Association	1.80%
	State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.)	1.57%
	Trust & Custody Services Bank, Ltd.	1.48%
	NikkoCiti Trust and Banking Corporation	0.89%
	Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension (Standing proxy: Mizuho Corporate Bank, Ltd.)	0.76%
	Nomura Asset Management U.K. Limited Sub A/C Evergreen Nominees Ltd. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.68%
	Kishu Paper Co., Ltd.	0.67%
		(As of March 31, 2009)

Relationships between the Tender Offeror and the Target Company	Capital Relationships	Hitachi holds 22,464,400 shares of Hitachi Information Systems, equivalent to a shareholding of 51.98% of the total number of issued shares, including indirect holdings of 0.35%. (As of March 31, 2009)
	Personnel Relationships	One Hitachi director sits on Hitachi Information Systems’ Board of Directors.
	Transaction Relationships

Hitachi outsources services including system operations to Hitachi Information Systems, and sells them equipment and supplies sales, etc. Hitachi conducts fund transactions with Hitachi Information Systems under the Hitachi Group’s cash pooling system.

	Status as a Related Party	Hitachi Information Systems is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(2) Tender Offer Period

1) Initial Period of the Tender Offer in the Registration

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

2) Possibility of Extending the Above Period upon Request of the Target Company

None

(3) Tender Offer Price: ¥2,900 per share of common stock

(4) Basis of Calculation of the Tender Offer Price

1) Basis of Calculation

For reference in determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Information Systems, calculate the equity value of Hitachi Information Systems shares. To calculate the equity value of Hitachi Information Systems , Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi today, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) The range of valuations per share of common stock of Hitachi Information Systems calculated according to each method is as follows.

Average market share price method	¥1,753 to ¥2,175

Comparable company analysis method	¥2,164 to ¥2,572

DCF method	¥2,654 to ¥3,688

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥1,753 to ¥2,175 based on the closing price of Hitachi Information Systems’ common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, for the most recent one month, for the most recent three months and for the most recent six months.

Under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥2,164 to ¥2,572, evaluating Hitachi Information Systems’ equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Information Systems.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥2,654 to ¥3,688 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Information Systems is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Information Systems’ estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Information Systems’ business plans, a management interview conducted to Hitachi Information Systems, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Information Systems would accept the Tender Offer; the market share price trend of Hitachi Information Systems’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Information Systems, the final Tender Offer Price was determined at ¥2,900 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥2,900 represents a premium of 33.3% (rounded to the first decimal place) on the closing price of ¥2,175 of common stock of Hitachi Information Systems on the First Section of the Tokyo Stock Exchange on July 24, 2009*. It also represents a premium of 40.5% (rounded to the first decimal place) on the simple average of ¥2,064 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past month (from June 25 to July 24, 2009), a premium of 51.4% (rounded to the first decimal place) on the simple average of ¥1,915 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past three months (from April 27 to July 24, 2009), and a premium of 65.4% (rounded to the first decimal place) on the simple average of ¥1,753 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Information Systems rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2) Background of the Valuation

(Background to the decision regarding the Tender Offer Price)

Hitachi Information Systems, a consolidated subsidiary of Hitachi, currently engages in system operation, system building and equipment and supplies sales. The Hitachi Group including Hitachi, Ltd., was quick in initiating approaches to meet changing users’ needs in the information & telecommunication systems business. These initiatives have achieved significant progress to this point.

In countries and regions that have already built a certain degree of social infrastructure, which includes power systems, transportation systems, roads and water and other public systems, the Hitachi Group intends to utilize that experience, expertise and technological capability to concentrate on the “social innovation business” that fuses the social infrastructure business with the information & telecommunication systems business.

However, the domestic information service market is currently at a critical turning point. Interest in system investments has been shifting to users’ demand for hardware and software, and consequently, it is considered that demand for these new information system services, including the use of packaged software products and systems for shared use, will become a driving force in the market. At this turning point, we believe it essential that the Hitachi Group quickly make large-scale investments in such infrastructure as R&D subjects in the advanced technologies and put in place foundations that will allow Hitachi to take steps for globalization so that the Hitachi Group can appropriately cope with market changes and further expand businesses in the information service market.

Furthermore, as for the social innovation business, the Hitachi Group considers it necessary to develop products and packages commensurate with such businesses and swiftly develop service business foundations for the growth of the social innovation business. Consequently, the Hitachi Group must invest its management resources in the information & telecommunication systems business.

Under these circumstances, since early April 2009, Hitachi and Hitachi Information Systems have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Information Systems have determined that i) the collaboration between Hitachi Information Systems and the Hitachi Group could be reinforced by establishing a closer capital relationship between both corporations; ii) diverse developments for business expansion can be swiftly conducted by collecting and organically combining management resources, such as expertise, human resources and technological capabilities; and iii) more efficient and effective distribution of the Groupwide management resources should contribute to enabling the Hitachi Group to make large-scale investments with the aim of putting in place the appropriate infrastructure and concluded that the aforementioned initiatives would lead to raising the enterprise value of Hitachi Information Systems and the Hitachi Group. Both parties therefore reached a judgment that converting Hitachi Information Systems into a wholly owned subsidiary of Hitachi would be indispensable to that end. Consequently, Hitachi determined to conduct the Tender Offer and decided on the Tender Offer Price in the following manner.

(i) Name of the Third Party from Which Hitachi Obtained Valuations

In determining the Tender Offer Price, Hitachi, around May 2009, requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Information Systems, calculate the equity value of Hitachi Information Systems. Hitachi received the Valuation Report for Hitachi todya, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of its valuations of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

(ii) Outline of the Valuation Report for Hitachi

To calculate the equity value of Hitachi Information Systems, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of Hitachi Information Systems calculated according to each method is as follows.

Average market share price method	¥1,753 to ¥2,175

Comparable company analysis method	¥2,164 to ¥2,572

DCF method	¥2,654 to ¥3,668

(iii) Process for Determining the Tender Offer Price Based on the Valuation Report for Hitachi

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Information Systems would accept the Tender Offer; the market share price trend of Hitachi Information Systems’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Information Systems, the final Tender Offer Price was determined at ¥2,900 per share of common stock by Hitachi’s President and Chief Executive Officer today.

(Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest)

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

(i) Acquisition of the valuation report on the equity value from the Independent Third-Party Appraiser

In determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Information Systems, calculate the equity value of Hitachi Information Systems as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Information Systems, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report of Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Information Systems would accept the Tender Offer; the market share price trend of Hitachi Information Systems’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Information Systems, the final Tender Offer Price was determined at ¥2,900 per share of common stock by Hitachi’s President and Chief Executive Officer today.

On the other hand, according to Hitachi Information Systems, Hitachi Information Systems had Mizuho Securities Co., Ltd. calculate its equity value to ensure the fairness of the Tender Offer Price. Mizuho Securities is a financial adviser as a third party. Mizuho Securities does not fall in a category of Special Related Parties and therefore is independent of Hitachi and Hitachi Information Systems. Mizuho Securities used the DCF method, the comparable company analysis method and the average market share price method for valuation.

The DCF method calculates the share value of the Company by discounting all future free cash flows generated from the Company’s business activities using an estimated discount factor to their current values, then adding the value of non-operating assets, less net debt. This method was adopted, as it is considered effective from the financing theory perspective and is a generally accepted valuation method.

The comparable company analysis method calculates the share value of the Company by selecting more than one company that conducts business operations similar to those of the Company, and analyzing the percentages of their financial indicators to their aggregate stock market prices and others.

The average market share price method calculates the share value of the Company based on the prices of the Company’s shares in the stock market. This method was adopted as the share price is determined through market competition principle that can be affected by the number of market participants and the principle need to be considered when evaluating shares of a public company. The evaluation was based on the average closing price of Hitachi Information Systems’ common stock on the First Section of the Tokyo Stock Exchange, for the most recent one month, for the most recent three months and for the most recent six months on the record date of July 24, 2009.

Hitachi Information Systems received the Valuation Report of Hitachi Information Systems and heard explanation on the valuation results of each analysis method from Mizuho Securities. The outline of the analysis results on the equity value of Hitachi Information Systems according to the Valuation Report of Hitachi Information Systems is as follows. Hitachi Information Systems did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Mizuho Securities, according to their announcement.

Analysis methods	Valuation range of Hitachi Information Systems’ per-share price (Yen)
DCF method	2,774 ~ 4,244
Comparable company analysis method	2,537 ~ 3,356
Average market share price method	1,753 ~ 2,175

Based on these valuation results, Hitachi Information Systems carefully inspected the Tender Offer Price comprehensively taking into account the conditions of the Tender Offer. As a result, Hitachi Information Systems judged the Tender Offer Price to be at an appropriate level because the Tender Offer Price exceeds the evaluation by average market share price and are comparable to the evaluations of DCF method and Comparable company analysis method.

Hitachi Information Systems has concluded, based on a review of various restructuring measures with the aim of increasing its enterprise value and the recognition as to the domestic information services market and the information and telecommunication systems market, as well as an analysis of the appropriateness of the Tender Offer Price and other matters, that the Tender Offer will contribute to reinforcement of Hitachi Information Systems’ operating base, accelerating business strategies and future development, and that the terms and conditions of the Tender Offer, including the Tender Offer Price, are reasonable and provide Hitachi Information Systems’ shareholders with an opportunity to sell their shares at a reasonable price. Therefore Hitachi Information Systems has resolved to approve the implementation of the Tender Offer for the purpose of Hitachi making Hitachi Information Systems a wholly owned company and recommend that Hitachi Information Systems’ shareholders subscribe to the Tender Offer.

(ii) Legal advice from law office

According to Hitachi Information Systems, Hitachi Information Systems appointed Miyakezaka Sogo Law Offices as its legal adviser and received legal advice concerning the Board of Directors’ decision-making method and process, etc. of the Tender Offer, to ensure the fairness and appropriateness of the decision making by Hitachi Information Systems’ Board of Directors concerning the Tender Offer.

(iii) Approval of all the directors attending the Board of Directors’ meeting

Furthermore, according to Hitachi Information Systems, Hitachi Information Systems carefully discussed on the Tender Offer at a meeting of its Board of Directors held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors. Among Hitachi Information Systems’ Directors, Takeo Ueno concurrently serves as a director of Hitachi and therefore did not participate in the discussions and the resolution of the proposals concerning the resolutions at said meeting to avoid any conflict of interest. He refrained from expressing his opinions and was not involved in negotiations with Hitachi representing Hitachi Information Systems.

(iv) Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Information Systems with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

3) Relationship with the Third-Party Appraiser

Nomura Securities is not a Related Party of Hitachi.

(5) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
20,905,832 shares	— shares	— shares

Notes:	1.	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

	2.	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Information Systems may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.

	3.	Hitachi does not intend to acquire treasury stock held by Hitachi Information Systems through the Tender Offer.

	4.	The maximum number of shares of Hitachi Information Systems to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Information Systems shares (20,905,832 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (22,315,000 shares) and the number of shares of treasury stock held by Hitachi Information Systems as of March 31, 2009 (523 shares), from the total number of issued shares of Hitachi Information Systems as of March 31, 2009 (43,221,355 shares), which are stated in the securities report of the 50th term filed by Hitachi Information Systems on June 25, 2009.

(6) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	223,150 units	(Shareholdings immediately before the Tender Offer: 51.63%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares to be purchased by the Tender Offer	209,058 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	432,172 units

Notes:	1.	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.

	2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

	3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (20,905,832 shares).

	4.	Because the shares held by respective Special Related Parties (exclusive of its treasury stock held by Hitachi Information Systems being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator in the calculation of “Shareholdings after the Tender Offer.”

	5.	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Information Systems as of March 31, 2009, which is stated in the securities report of the 50th term filed by Hitachi Information Systems on June 25, 2009. Because all the shares issued by Hitachi Information Systems (exclusive of treasury stock held by Hitachi Information Systems) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (432,208 units) relating to the number of shares of Hitachi Information Systems (43,220,832 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Information Systems as of March 31, 2009 (523 shares) stated in said securities report from the total number of issued shares of Hitachi Information Systems as of March 31, 2009 (43,221,355 shares) stated in said securities report—as the denominator.

	6.	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(7) Tender Offer Cost: ¥60,627 million

Note:	The Tender Offer Cost is calculated by multiplying 20,905,832 shares ( Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,900.

(8) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent [including the case of an institutional shareholder], to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

4) Method of Returning Shares

In the event that Hitachi does not purchase all of the tendered shares in accordance with the conditions mentioned in “2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosing the Withdrawal” of “(9) Other Conditions and Methods of the Tender Offer” below, Hitachi will return shares by recovering the record to the status immediately before the shares were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If shares are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

(9) Other Conditions and Methods of the Tender Offer

1) Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, Hitachi will purchase all of the tendered shares.

2) Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 or 1.9 and 1.12 or 1.18, Item 2, Items 3.1 or 3.8, Item 4, Item 5 and Article 14, Paragraph 2, Items 3 or 6 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof; the “Enforcement Regulations”), Hitachi may withdraw the Tender Offer. If Hitachi decides to withdraw the Tender Offer, it will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3) Conditions for Reducing the Tender Offer Price, Details thereof and Method of Disclosing the Reduction

If Hitachi Information Systems takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance. If Hitachi decides to reduce the Tender Offer Price, it will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice, will also be purchased at the reduced Tender Offer Price.

4) Matters concerning Tendering Shareholders’ Rights to Cancel Agreements

Any tendering shareholder may cancel agreements relating to the Tender Offer at any time during the Tender Offer Period. If tendering shareholders who tendered for share certificates through the Tender Offer Agent intend to cancel agreements relating to the Tender Offer, they should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the Tender Offer Agent who accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that cancellations sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period. If tendering shareholders who tendered for share certificates through JOINVEST Securities Co., Ltd., the Sub-Agent, intend to cancel agreements relating the Tender Offer, they must complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period in accordance with the instructions on the Sub-Agent’s website (https://www.joinvest.jp/).

The agents with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(other nationwide branch offices in Japan)

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels an agreement. In addition, Hitachi will bear the costs of returning tendered shares.

5) Method of Disclosure If Conditions, etc., of the Tender Offer Are Changed

If Hitachi decides to change the Tender Offer conditions, etc., it will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, shares tendered before the public notice will also be purchased under the amended conditions.

6) Method of Disclosure When Submitting an Amendment Statement

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, Hitachi will immediately announce details from the Amendment Statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. Hitachi will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, Hitaxhi will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7) Method of Disclosing Tender Offer Results

Hitachi will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

(10) Date of Public Notice of Commencement of the Tender Offer

Thursday, August 20, 2009

(11) Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

To delegate a part of its duties, the Tender Offer Agent has appointed the following company as a Sub-Agent:

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

3. Management Policy and Outlook after the Tender Offer

(1) Management Policy after the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after the Tender Offer.

(2) Outlook for Future Business Performance after the Tender Offer

[The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.]

4. Other Information

(1) Agreement between the Tender Offeror and the Target Company and/or Its Directors

According to Hitachi Information Systems, Hitachi Information Systems resolved to approve the Tender Offer and to recommend that the shareholders of Hitachi Information Systems subscribe to the Tender Offer at a meeting of its Board of Directors held today. This meeting was attended by all Directors who have no vested interest with Hitachi, and after careful discussions, said resolution to approve the Tender Offer was made by unanimous approval of the attending Directors.

Refer to “(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” with regard to the “Decision-Making Process of the Tender Offer” and “Details of Measures to Avoid Conflicts of Interest.”

(2) Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

Hitachi Information Systems publicly announced its closing of accounts information for the first quarter of the 51st fiscal term today, at the Tokyo Stock Exchange. A summary of Hitachi Information Systems’ consolidated operating results and other financial information based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Information Systems, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

1) Operating Results (millions of yen)

Accounting Period	First Quarter of 51st Business Period (From April 1, 2009 to June 30, 2009)
Revenues	37,740
Cost of sales	30,249
Selling, general and administrative expenses	6,720
Non-operating income	178
Non-operating expenses	113
Net income	492

Note: Revenues exclude consumption tax, etc.

2) Data per Share (yen)

Accounting Period	First Quarter of 51st Business Period (From April 1, 2009 to June 30, 2009)
Net income per share	11.38
Dividend per share	—
Net assets per share	1,988.23

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

-

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

-

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this news release is considered a primary recipient of information from the viewpoint of insider trading regulations. Hitachi accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Hitachi Information Systems before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Hitachi notes that iti will assume no responsibility whatsoever.

-

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

-

The Tender Offer is targeted at the common stock of Hitachi Information Systems, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most of its officers are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

-

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi to Commence Tender Offer for the Shares of its Subsidiary,

Hitachi Software Engineering

Tokyo, July 28, 2009—Hitachi, Ltd. (NYSE: HIT / TSE: 6501 / “Hitachi”) today announced that it has decided to acquire the common stock of Hitachi Software Engineering Co., Ltd. (TSE: 9694), by way of a tender offer (the “Tender Offer”).

1. Purpose of the Tender Offer

(1)	Outline of the Tender Offer

Hitachi currently holds 51.55% of Hitachi Software Engineering’s issued shares, including indirect shareholdings of 0.20%, and thus accounts for Hitachi Software Engineering as a consolidated subsidiary. Hitachi intends to acquire all the issued shares of Hitachi Software Engineering (exclusive of its treasury stock) in order to make Hitachi Software Engineering a wholly owned subsidiary through the Tender Offer. The Tender Offer does not set maximum and minimum limits to the number of shares to be purchased.

According to Hitachi Software Engineering, its Board of Directors resolved to approve the Tender Offer and to recommend that the shareholders of Hitachi Software Engineering subscribe to the Tender Offer at a meeting of its board of directors held today.

(2)	Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

The Hitachi Group, which consists of Hitachi, its subsidiaries and affiliated companies, conducts a wide range of business activities from the development, production and sales of offerings to the provision of relevant services in seven business segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the information & telecommunication systems business, the Hitachi Group was quick in initiating, as part of its effort to meet changing users’ needs, the development of various information and telecommunication systems that correspond to various types and lines of business (system integration). The Hitachi Group has also expanded its outsourcing business and has been a pioneer in the SaaS (Software as a Service) business, which grants customers the use of software for their needs. These initiatives have progressed well.

As for the business, in countries and regions that have already built a certain degree of social infrastructure, including power systems, transportation systems, roads and water and other public systems, information and telecommunication systems are expected to grow further as part of social infrastructures and to be increasingly fused with existing social infrastructures. Therefore, with its extensive track record in the conventional fields of both the social infrastructure business and the information & telecommunication systems business, the Hitachi Group intends to utilize that experience, expertise and technological capability to concentrate on the “social innovation business” that fuses its social infrastructure business with its information & telecommunication systems business.

Hitachi Software Engineering was established in 1970 and currently engages in software service businesses, including systems development, services and products & packages, and the information processing equipment business. The systems development business mainly handles the development of large-scale systems for major financial and public institutions—Hitachi’s principle clients. The services business conducts an Internet banking service “FINEMAX,” and SaaS businesses utilizing “Salesforce”, a product of Salesforce.com, Inc. of the U.S. The products & packages business offers package software solutions including “HIBUN,” which is used in security fields, and “KATSUBUN,” which contributes to promoting the paperless office. The information processing equipment business offers electronic blackboard system “StarBoard,” which enjoys a high market share at home and abroad.

However, the domestic information service market is currently at a critical turning point. In the conventional information service market, users’ demand for hardware and software to establish, operate and maintain their own information and telecommunication systems led to the expansion and growth of the market. However, interest in system investments has been shifting recently from the maintenance of information systems (system integration) to the more efficient use and operation of information and telecommunication systems (e.g., outsourcing and SaaS). Consequently, it is expected that users’ demand for these new services, including the use of packaged software products and systems for shared use, will become a driving force in the market. In order to secure earnings and achieve further growth by responding to the changing market needs at this period of transition in the information service market, the Hitachi Group believes it necessary to enlarge the global business that have been led solely by Hitachi Software Engineering, as well as to further enhance the Group’s advanced and large-scale system-building capability and high-quality software development abilities.

Hitachi anticipates that demand for the social innovation business, on which the Hitachi Group intends to focus its marketing efforts, will expand significantly. Hitachi sees urgent tasks in the business to be the Hitachi Group’s development of products and packages commensurate with the business and the swift establishment of service business foundations for the growth of the business. Consequently, Hitachi considers it necessary that the Hitachi Group invests its management resources in the information & telecommunication systems business.

Under these circumstances, since early April 2009, Hitachi and Hitachi Software Engineering have worked together and continued to discuss and consider various measures for business structural reform with the goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Software Engineering have determined that strengthening the collaboration between Hitachi Software Engineering and the Hitachi Group and promoting the integration of the information telecommunication systems businesses in the Hitachi Group could be reinforced by establishing a closer capital relationship between both corporations, and thereby:

1)	Hitachi Software Engineering, as a core company in the Hitachi Group, will be able to reinforce its response capabilities to big accounts, expansion of businesses for leading medium-sized enterprises, and development of products & packages or service business foundation in market demands as well as high-quality basic software and embedded software;

2)	Hitachi Software Engineering will be able to strengthen its earning power by utilizing the Hitachi Group’s human resources, sales and marketing and technological capabilities;

3)	Hitachi Software Engineering will be able to further expand its global businesses through the active utilization of the Hitachi Group’s overseas sales and marketing strengths; and

4)	The social innovation business on which the Hitachi Group focuses its efforts will create and expand new business opportunities by swiftly conducting various developments required for the business expansion.

Hitachi and Hitachi Software Engineering have reached a conclusion that these effects will enhance the enterprise value of both companies and the Hitachi Group and to achieve the intended effects it is essential to make Hitachi Software Engineering a wholly owned subsidiary of Hitachi. Hitachi believes that making Hitachi Software Engineering a wholly owned subsidiary will enable the concentration and organic combination of the Hitachi Group’s management resources, including intellectual properties, human resources and technological capabilities associated with system development, software development and system operations, thereby facilitating various developments required for the expansion of the social innovation business on which the Hitachi Group focuses its efforts.

In an attempt to establish the business structure described above, concurrently with the commencement of the Tender Offer, Hitachi has initiated tender offers for the issued shares of Hitachi Systems & Services, Ltd. and Hitachi Information Systems, Ltd., both of which will assume their respective businesses in the information & telecommunication systems business in the Hitachi Group, with the aim of making them wholly owned subsidiaries.

As a specific method to establish a new business structure, establishment of an information and telecommunication company as a virtual entity within the Hitachi Group is been considered. Five major existing companies—Hitachi (Information & Telecommunication Group), Hitachi Software Engineering, Hitachi Systems & Services, Hitachi Information Systems and Hitachi Electronics Services Co., Ltd., a wholly owned subsidiary of Hitachi—would be equal partners in this virtual company. The most appropriate strategies and business structure for the future information and telecommunication company as a whole, as well as the strategies to reinforce the social innovation business will be decided and implemented.

Under such business structure, the Hitachi Group intends to improve and expand the structure to flexibly cope with customer needs while taking into account the industry, scale and the type of business of each customer with the aim of providing valuable one-stop services throughout the whole IT life cycle to customers in the global market as follows.

1)	Development of the data center operation business optimizing green IT technologies;

2)	Offer of highly reliable cloud computing environment;

3)	Expansion of global businesses utilizing collaborations with local business partners and localized operations;

4)	Strengthen our readiness for projects of large-scale accounts, such as backbone systems for financial institutions including megabanks and optimization systems in the public sector;

5)	Unify the information system businesses for the SMB (small to medium business) markets, mainly in the industrial and distribution fields;

6)	Expand the development system for middleware and embedded software for products; and

7)	Strengthen and expand the network service business and the outsourcing business.

Although the optimal solution for the basic strategies and future orientation of the information and telecommunication company after making Hitachi Software Engineering a wholly owned subsidiary will be determined in consultation with Hitachi Software Engineering, Hitachi intends to reinforce Hitachi Software Engineering’s businesses, even after making it a wholly owned subsidiary, by not only respecting its self-initiatives and independence but also paying attention to the business features and the management which fully utilizes operational and structural strengths.

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

1)	Acquisition of the valuation report on the equity value received from an independent third-party appraiser

In determining the purchase price for the Tender Offer (the “Tender Offer Price”), Hitachi requested that Nomura Securities Co., Ltd. (“Nomura Securities”), a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Software Engineering, calculate the equity value of Hitachi Software Engineering as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Software Engineering, Nomura Securities used the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi received the valuation report regarding the valuation results on the equity value of Hitachi Software Engineering (the “Valuation Report for Hitachi”) today, from Nomura Securities (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

The range of valuations per share of common stock of Hitachi Software Engineering calculated according to each method is as follows.

Average market share price method	¥1,364 to ¥1,712

Comparable company analysis method	¥1,417 to ¥1,872

DCF method	¥2,044 to ¥2,932

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥1,364 to ¥1,712 based on the closing price of Hitachi Software Engineering’s common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, the average closing price for the most recent one month, the average closing price for the most recent three months and the average closing price for the most recent six months.

Secondly, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥1,417 to ¥1,872, evaluating Hitachi Software Engineering’s equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Software Engineering.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥2,044 to ¥2,932 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Software Engineering is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Software Engineering’s estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Software Engineering’s business plans, an interview with management of Hitachi Software Engineering, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as a reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Software Engineering would accept the Tender Offer; the market share price trend of Hitachi Software Engineering’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Software Engineering, the final Tender Offer Price was determined at ¥2,650 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥2,650 represents a premium of 54.8% (rounded to the first decimal place) on the closing price of ¥1,712 of Hitachi Software Engineering shares on the First Section of the Tokyo Stock Exchange on July 24, 2009 (*). It also represents a premium of 56.9% (rounded to the first decimal place) on the simple average of ¥1,689 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past month (from June 25 to July 24, 2009) as well as a premium of 72.4% (rounded to the first decimal place) on the simple average of ¥1,537 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from April 27 to July 24, 2009) and a premium of 94.3% (rounded to the first decimal place) on the simple averages of ¥1,364 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Information Systems for the past six months (from January 26, 2009, to July 24, 2009).

(*)	The stock price of Hitachi Software Engineering rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

On the other hand, according to Hitachi Software Engineering, in determining an opinion on the Tender Offer Price, Hitachi Software Engineering had Mizuho Securities Co., Ltd. calculate its equity value as a measure to ensure the fairness of the evaluation of the Tender Offer Price. Mizuho Securities is a financial advisor as a third party appraiser independent of Hitachi and Hitachi Software Engineering, and also does not hold the status as a Related Party. On this basis, Mizuho Securities calculated the equity value of Hitachi Software Engineering and Hitachi Software Engineering received a valuation report on its equity value (the “Valuation Report for Hitachi Software Engineering”) as of July 27, 2009 from Mizuho Securities. Mizuho Securities used the market share price method, the comparable company analysis method and the DCF method. Valuation results on the value per share of common stock of Hitachi Software Engineering computed using each method was as follows. According to Hitachi Software Engineering, carefully inspected the Tender Offer Price based on these valuation results and judged the Tender Offer Price to be at an appropriate level and reasonable. Hitachi Software Engineering did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Mizuho Securities, according to Hitachi Software Engineering.

(i)	market share price method: ¥1,364 to ¥1,712—¥

According to Hitachi Software Engineering, the average market price method is a method to compute the equity value of Hitachi Software Engineering based on the share prices of Hitachi Software Engineering in the stock market. The share prices are determined through the principle of market competition with many entrants, widely disclosed and objective. They are taken into account in the valuation of share prices of listed companies. For these reasons, this method was employed. With the average market price method, based on the simple average of closing prices based on July 24, 2009, the record date, of the common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange for the past six months until the record date, the per share price of the shares of Hitachi Software Engineering was calculated to be ¥1,364 to ¥1,712.

(ii)	Comparable Company Analysis method: ¥1,813 to ¥2,502

According to Hitachi Software Engineering, the comparable company analysis method is a method to calculate Hitachi Software Engineering’s share price using multipliers of financial indicators relative to aggregate stock prices of listed companies operating in the same business as that of Hitachi Software Engineering. Taking into account the situation of major markets and business scale, Hitachi Software Engineering judged that this method would produce probable results and employed this method. Using the Comparable Company Analysis method, the per share price of the shares of Hitachi Software Engineering was calculated to be ¥1,813 to 2,502—.

(iii)	DCF method: ¥2,107 to ¥3,081—

According to Hitachi Software Engineering, the DCF method is a method to calculate the value of Hitachi Software Engineering’s business and share price by estimating and discounting future free cash flows that Hitachi Software Engineering will produce through business activities by a certain discount rate to give their present values. Adding value of non-operating assets to the resulting Hitachi Software Engineering’s business value and deducting net liabilities, the share price is derived. Regarding this method as an effective and general financial theory, Hitachi Software Engineering employed this method. Using the DCF method, the per share price of the shares of Hitachi Software Engineering was calculated to be ¥2,107 to ¥3,081—.

According to Hitachi Software Engineering, in view of the above recognition and discussions as well as the analyses of the appropriateness of the Tender Offer Price and other matters, Hitachi Software Engineering has concluded that the Tender Offer will contribute to reinforce Hitachi Software Engineering’s operating base, accelerating business strategies and future development, and that the conditions of the Tender Offer are reasonable, providing Hitachi Software Engineering’s shareholders with an opportunity to sell their shares at a reasonable price. Therefore, Hitachi Software Engineering has agreed that Hitachi would conduct the Tender Offer with the aim of making Hitachi Software Engineering its wholly owned subsidiary and further decided to recommend that Hitachi Software Engineering’s shareholders subscribe to the Tender Offer.

2)	Legal advice from law office

According to Hitachi Software Engineering, Hitachi Software Engineering received legal advice from its legal advisor the MIYAKEZAKA SOGO LAW OFFICES on the fairness and appropriateness of the decision-making process of the Board of Directors.

3)	Approval of all the directors attending the Board of Directors’ meeting

Furthermore, according to Hitachi Software Engineering, Hitachi Software Engineering carefully discussed on the Tender Offer at a meeting of its Board of Directors of held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors and to recommend that Hitachi Software Engineering’s shareholders subscribe to the Tender Offer. Among Hitachi Software Engineering’s Directors, Kotaro Muneoka and Koichiro Nishikawa, who concurrently serve as an advisor or executive officer of Hitachi, respectively, did not participate in the discussion or the decisions with regard to the Tender Offer to avoid any conflict of interest and refrained from expressing their opinions at the meeting. In addition, neither has participated in the consultations and negotiations with Hitachi from the standpoint of being director of Hitachi Software Engineering.

4)	Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Software Engineering with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

(4)	Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition)

As described in “(1) Outline of the Tender Offer” above, Hitachi aims to make Hitachi Software Engineering a wholly owned subsidiary and intends to acquire all the issued shares of Hitachi Software Engineering (exclusive of its treasury stock) through the Tender Offer and a series of subsequent procedures.

If Hitachi cannot acquire all the issued shares of Hitachi Software Engineering (exclusive of its treasury stock) through the Tender Offer, Hitachi intends to acquire all the issued shares of Hitachi Software Engineering (exclusive of its treasury stock) by providing all the shareholders of Hitachi Software Engineering other than Hitachi with the opportunity of selling Hitachi Software Engineering shares held thereby by the following measures.

Specifically, after the Tender Offer comes into effect, Hitachi intends to request that Hitachi Software Engineering hold an extraordinary general meeting of shareholders (the “Extraordinary Shareholders’ Meeting”), which would include in the agenda Items 1) through 3) as follows: 1) The Articles of Incorporation of Hitachi Software Engineering shall be partly amended to make Hitachi Software Engineering a corporation issuing class shares (shurui kabushiki hakkou kaisha) under the Companies Act; 2) The Articles of Incorporation of Hitachi Software Engineering shall be partly amended to the effect that all issued shares of common stock of Hitachi Software Engineering shall be appended with a call provision (zenbu-shutoku-joko) (a provision regarding the redeemable right of Hitachi Software Engineering for all the shares as stipulated in Article 108, Paragraph 1, Item 7 of the Companies Act; hereinafter the same shall apply); and 3) a different class of Hitachi Software Engineering shares shall be issued in exchange for acquiring all the stocks with the call provision of Hitachi Software Engineering (exclusive of its treasury stock).

Furthermore, as Hitachi Software Engineering will become a corporation issuing class shares under the Companies Act on the condition that agenda Item 1) above is approved by the Extraordinary Shareholders’ Meeting, with respect to agenda Item 2), pursuant to Article 111, Paragraph 2, Item 1 of the Companies Act, it will be necessary, in addition to the resolution adopted by the Extraordinary Shareholders’ Meeting, to have a resolution at a meeting of shareholders with class shares (the “Class Shareholders’ Meeting”), at which the participants will be shareholders who hold all the stocks with the call provision of Hitachi Software Engineering. For this purpose, Hitachi will also request that Hitachi Software Engineering hold the Class Shareholders’ Meeting to include agenda Item 2) above for partial amendment to the Articles of Incorporation. Meanwhile, Hitachi will vote for the respective agenda items above at the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

If all of the above procedures are completed, all shares issued by Hitachi Software Engineering will be subject to the call provision and shall be acquired by Hitachi Software Engineering (exclusive of its treasury stock) and a different class of Hitachi Software Engineering shares shall be delivered to such shareholders of Hitachi Software Engineering as consideration for such acquisition by Hitachi Software Engineering. Shareholders who are to receive fractions of the different class of Hitachi Software Engineering shares will receive cash as consideration, which will be obtained through a sale of the different class of Hitachi Software Engineering shares that correspond to the sum of all such fractions (including the purchase of a whole or a part of the sum of such fractions by Hitachi Software Engineering) (fractions of the aggregate number to be rounded down) through the procedures pursuant to Article 234 of the Companies Act and other applicable laws and regulations. The selling price of the different class of Hitachi Software Engineering shares corresponding to the sum of all such fractions (and the cash amount to be delivered to each of the relevant shareholders, resulting from the sale of the aggregate number of fractions) is expected to be calculated on the basis of the Tender Offer Price. Although the class and number of shares of Hitachi Software Engineering to be delivered as consideration for the acquisition of the stocks with the call provision of Hitachi Software Engineering have not been determined as of the date hereof, Hitachi intends to request Hitachi Software Engineering to determine that the shares that must be delivered to shareholders who have not tendered the Tender Offer other than Hitachi shall be limited to such fractions of the different class of Hitachi Software Engineering for the purpose of enabling Hitachi to acquire all the issued shares of Hitachi Software Engineering (exclusive of its treasury stock).

As provisions to protect the rights of minority shareholders in connection with the above respective procedures, the Companies Act provides that (i) in the event that the Articles of Incorporation are partly amended to the effect that all the common stock issued by Hitachi Software Engineering shall be subject to the call provision as stated in agenda Item 2) above, any shareholder may request that Hitachi Software Engineering purchase his/her shares in accordance with Articles 116 and 117 of the Companies Act and other applicable laws and regulations, and that (ii) in the case where acquisition of all the stock with the call provision, as described in agenda Item 3) above, has been resolved by the General Meeting of Shareholders, any shareholder may file a petition for determination of a fair price for the acquisition in accordance with Article 172 of the Companies Act and other applicable laws and regulations. In addition, the purchase price and the acquisition price per share under (i) and (ii) above would be determined in the last instance by a competent court.

With regard to the above procedures, there is a possibility that Hitachi may request Hitachi Software Engineering to conduct another method that would have similar effects depending on such factors as Hitachi’s holding status of Hitachi Software Engineering shares after the Tender Offer, the holding status of Hitachi Software Engineering shares by shareholders other than Hitachi, or the interpretation of the competent authorities on the applicable laws and regulations or the like and such steps might require some time to be successfully completed. Even in such a case, however, Hitachi intends to make Hitachi Software Engineering a wholly owned subsidiary by adopting the method of finally delivering cash to shareholders of Hitachi Software Engineering other than Hitachi. In such cases, the resulting cash amount to be delivered to the relevant shareholders is also expected to be calculated on the basis of the Tender Offer Price.

The Tender Offer is not intended to solicit shareholders of Hitachi Software Engineering to vote in favor of the proposals to be put to the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

(5)	Likelihood of the Delisting of the Shares and the Reasons thereof

As of the date hereof, the common stock of Hitachi Software Engineering is listed on the First Section of the Tokyo Stock Exchange. As Hitachi has not set the maximum limit to the number of shares to be purchased through the Tender Offer, Hitachi Software Engineering shares may be subject to delisting upon the fulfillment of certain predetermined procedures if the result of the Tender Offer falls under the delisting standards of the Tokyo Stock Exchange. In addition, even if the delisting standards are not met upon completion of the Tender Offer, the shares of Hitachi Software Engineering will be delisted in accordance with the delisting standards because Hitachi intends to hold all the issued shares of Hitachi Software Engineering (exclusive of its treasury stock) in accordance with the procedures set forth in Item (4) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition). Trading of common stock of Hitachi Software Engineering will become unavailable on the Tokyo Stock Exchange after the delisting.

(6)	Matters concerning Material Agreement regarding the Application to the Tender Offer between the Tender Offeror and Shareholders of the Target Company

Not applicable

2. Outline of the Tender Offer and Other Information

(1)	Outline of the Target Company

Corporate Name	Hitachi Software Engineering Co., Ltd.

Description of Businesses	• Development and sales of computer software • Sales of information processing equipment

Date Established	September 21, 1970

Head Office	12-7, Higashishinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Name and Title of Representative	Isao Ono, President, Chief Executive Officer

Paid-in Capital	¥34,182 million (As of March 31, 2009)

Major Shareholders and Shareholdings	Hitachi, Ltd.	51.34%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.62%
	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	3.28%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.81%
	Hitachi Software Engineering Group Employees’ Shareholding Association	2.03%
	TAM TWO (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.40%
	Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1.12%
	State Street Bank and Trust Company 505227 (Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	0.83%
	Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension (Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	0.75%
	State Street Bank and Trust Company 505019 (Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	0.72%

	(As of March 31, 2009)

Relationships between the Tender Offeror and the Target Company	Capital Relationships	Hitachi holds 33,238,836 shares of Hitachi Software Engineering, equivalent to a shareholding of 51.55% of the total number of issued shares, including indirect holdings of 0.20%. (As of March 31, 2009)

	Personnel Relationships	One Hitachi executive officer and one advisor sit on Hitachi Software Engineering’s Board of Directors.

	Transaction Relationships	Hitachi conducts sales of electronic computers for sale, etc., to Hitachi Software Engineering and purchases software and information processing equipment from them also. Hitachi receives funds from Hitachi Software Engineering under the Hitachi Group’s cash pooling system.

	Status as a Related Party	Hitachi Software Engineering is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(2)	Tender Offer Period

1)	Initial Period of the Tender Offer in the Registration

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

2)	Possibility of Extending the Above Period upon Request of the Target Company

None

(3)	Tender Offer Price: ¥2,650 per share of common stock

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

For reference in determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Software Engineering, calculate the equity value of Hitachi Software Engineering. To calculate the equity value of Hitachi Software Engineering, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi today from Nomura Securities (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) The range of valuations per share of common stock of Hitachi Software Engineering calculated according to each method is as follows.

Average market share price method	¥1,364 to ¥1,712

Comparable company analysis method	¥1,417 to ¥1,872

DCF method	¥2,044 to ¥2,932

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥1,364 to ¥1,712 based on the closing price of Hitachi Software Engineering’s common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, the average closing price for the most recent one month, the average closing price for the most recent three months and the average closing price for the most recent six months.

Secondly, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥1,417 to ¥1,872, evaluating Hitachi Software Engineering’s equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Software Engineering.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥2,044 to ¥2,932 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Software Engineering is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Software Engineering’s estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Software Engineering’s business plans, an interview to the management of Hitachi Software Engineering, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in the Valuation Report for Hitachi as a reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Software Engineering would accept the Tender Offer; the market share price trend of Hitachi Software Engineering’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Software Engineering, the final Tender Offer Price was determined at ¥2,650 per share of common stock by Hitachi’s President and Chief Executive Officer on July 28, 2009.

The Tender Offer Price per share of ¥2,650 represents a premium of 54.8% (rounded to the first decimal place) on the closing price of ¥1,712 of common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange on July 24, 2009 (*). It also represents a premium of 56.9% (rounded to the first decimal place) on the simple average of ¥1,689 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past month (from June 25 to July 24, 2009), a premium of 72.4% (rounded to the first decimal place) on the simple average of ¥1,537 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past three months (from April 27 to July 24, 2009) and a premium of 94.3% (rounded to the first decimal place) on the simple average of ¥1,364 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Software Engineering for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Software Engineering rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2)	Background of the Valuation

(Background to the decision regarding the Tender Offer Price)

Hitachi Software Engineering, a consolidated subsidiary of Hitachi, currently engages in software service businesses, including systems development, services and package products, and information processing equipment business. The Hitachi Group, including Hitachi, has launched measures earlier than its competitors to address changing user needs in its information & telecommunication systems business, with a certain level of successful results.

The Hitachi Group intends to utilize its experience, expertise and technological capability to concentrate on the “social innovation business” that fuses the social infrastructure business with the information & telecommunication systems business in countries and regions that have already built a certain degree of social infrastructure which includes power systems, transportation systems, roads and water and other public systems.

However, the domestic information service market is currently at a critical turning point.

Reflecting a change in the type of interests in system investments, users’ demand for hardware and software is being replaced by that for information system services, including the use of packaged software products and systems for shared use, which is expected to be a driving force in the market. At this turning point, Hitachi believe it essential that the Hitachi Group quickly make large-scale investments in R&D in advanced technologies and infrastructure such as data center networks and put in place foundations that will allow Hitachi to further enhance the global business so that the Hitachi Group can appropriately cope with market changes and further expand businesses in the information service market.

Hitachi anticipates that demand for the social innovation business, on which the Hitachi Group intends to focus its marketing efforts, will expand significantly. Hitachi sees urgent tasks in the business to be the Hitachi Group’s development of products and packages commensurate with the business and the swift establishment of service business foundations for the growth of the business. Consequently, Hitachi considers it necessary that the Hitachi Group invests its management resources in the information & telecommunication systems business.

Under these circumstances, since early April 2009, Hitachi and Hitachi Software Engineering have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Software Engineering have determined that strengthening the collaboration between Hitachi Software Engineering and the Hitachi Group and promoting the integration of the information telecommunication systems businesses in the Hitachi Group could be reinforced by establishing a closer capital relationship between both corporations, and thereby:

1)	Hitachi Software Engineering, as a core company in the Hitachi Group, will be able to reinforce its response capabilities to big accounts, expand businesses for leading medium-sized enterprises, and enhance the development of products & packages of market needs, and strengthen its abilities to develop business foundations for products & packages and the development of high-quality basic software and embedded software;

2)	Hitachi Software Engineering will be able to strengthen its earning power by utilizing the Hitachi Group’s human resources, sales and marketing and technological capabilities;

3)	Hitachi Software Engineering will be able to further expand its global businesses through the active utilization of the Hitachi Group’s overseas sales and marketing strengths; and

4)	The social innovation business on which the Hitachi Group focus its efforts will create and expand new business opportunities by swiftly conducting various developments required for the business expansion.

Hitachi and Hitachi Software Engineering have reached a conclusion that these effects will enhance the enterprise value of both companies, and to achieve the intended effects it is essential to make Hitachi Software Engineering a wholly owned subsidiary of Hitachi. Therefore, it was decided that Hitachi would conduct the Tender Offer, and the Tender Offer Price was determined in the following manner.

(i) Name of the Third Party from Which Hitachi Obtained Valuations

In determining the Tender Offer Price, Hitachi around May 2009 requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Software Engineering, calculate the equity value of Hitachi Software Engineering. Hitachi received the Valuation Report for Hitachi on the equity value of Hitachi Software Engineering on July 28, 2009, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of its valuations of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

(ii) Outline of the Valuation Report for Hitachi

To calculate the equity value of Hitachi Software Engineering, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of Hitachi Software Engineering calculated according to each method is as follows.

Average market share price method	¥1,364 to ¥1,712

Comparable company analysis method	¥1,417 to ¥1,872

DCF method	¥2,044 to ¥2,932

(iii) Process for Determining the Tender Offer Price Based on the Valuation Report for Hitachi

Hitachi took into account the valuation results using each method in the Valuation Report for Hitachi received from Nomura Securities as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Software Engineering would accept the Tender Offer; the market share price trend of Hitachi Software Engineering’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Software Engineering, the final Tender Offer Price was determined at ¥2,650 per share of common stock by Hitachi’s President and Chief Executive Officer today.

(Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest)

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

(i) Acquisition of the valuation report on the equity value from the Independent Third-Party Appraiser

In determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser and third-party appraiser independent from Hitachi and Hitachi Software Engineering, calculate the equity value of Hitachi Software Engineering shares as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Software Engineering shares, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

Hitachi took into account the valuation results using each method in the Valuation Report for Hitachi received from Nomura Securities as a reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Software Engineering would accept the Tender Offer; the market share price trend of Hitachi Software Engineering’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Software Engineering, the final Tender Offer Price was determined at ¥2,650 per share of common stock by Hitachi’s President and Chief Executive Officer today.

On the other hand, according to Hitachi Software Engineering, in determining an opinion on the Tender Offer Price, Hitachi Software Engineering had Mizuho Securities Co., Ltd. (“Mizuho Securities”) calculate its equity value as a measure to ensure the fairness of the evaluation of the Tender Offer Price. Mizuho Securities is a financial advisor as a third-party appraiser independent of Hitachi and Hitachi Software Engineering, and also does not hold the status as a Related Party. On this basis, Mizuho Securities calculated the equity value of Hitachi Software Engineering and Hitachi Software Engineering received the Valuation Report for Hitachi Software Engineering as of July 27, 2009 from Mizuho Securities. Mizuho Securities used the market share price method, the comparable company analysis method and the DCF method. Per-equity value of common stock of Hitachi Software Engineering computed using each method was as follows. Hitachi Software Engineering did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Mizuho Securities, according to Hitachi Software Engineering.

(i)	Average Market Price method: ¥1,364 to ¥1,712

According to Hitachi Software Engineering, the Average Market Price method is a method to compute the equity value of Hitachi Software Engineering based on the share prices of Hitachi Software Engineering in the stock market. The share prices are determined through the principle of market competition with many entrants, widely disclosed and objective. They are certainly taken into account in valuation of share prices of listed companies. For these reasons, this method was employed. With the Average Market Price method, based on the closing price of the common stock of Hitachi Software Engineering on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009 and the simple average of closing prices for the past six months until the record date, the per share price of the shares of Hitachi Software Engineering was calculated to be ¥1,364 to ¥1,712.

(ii)	Comparable Company Analysis method: ¥1,813 to ¥2,502

According to Hitachi Software Engineering, the Comparable Company Analysis method is a method to calculate Hitachi Software Engineering’s share price using multipliers of financial indicators relative to aggregate stock prices of listed companies operating in the same business as that of Hitachi Software Engineering. Taking into account the situation of major markets and business scale, Hitachi Software Engineering judged that this method would produce probable results and employed this method. Using the Comparable Company Analysis method, the per share price of the shares of Hitachi Software Engineering was calculated to be ¥1,813 to 2,502.

(iii)	DCF method: ¥2,107 to 3,081

According to Hitachi Software Engineering, the DCF method is a method to calculate the value of Hitachi Software Engineering’s business and share price by estimating and discounting future free cash flows that Hitachi Software Engineering will produce through business activities by a certain discount rate to give their present values. Adding value of non-operating assets to the resulting Hitachi Software Engineering’s business value and deducting net liabilities, the share price is derived. Regarding this method as an effective and general financial theory, Hitachi Software Engineering employed this method. Using the DCF method, the per share price of the shares of Hitachi Software Engineering was calculated to be ¥2,107 to 3,081.

According to Hitachi Software Engineering, in view of the above recognition and discussions as well as the analyses of the appropriateness of the Tender Offer Price and other matters, Hitachi Software Engineering has concluded that the Tender Offer will contribute to reinforcement of Hitachi Software Engineering’s operating base, accelerating business strategies and future development, and that the conditions of the Tender Offer are reasonable, providing Hitachi Software Engineering’s shareholders with an opportunity to sell their shares at a reasonable price. Therefore, Hitachi Software Engineering has agreed that Hitachi would execute the Tender Offer with the aim of making Hitachi Software Engineering its wholly owned subsidiary and further decided to recommend that Hitachi Software Engineering’s shareholders subscribe to the Tender Offer.

(ii)	Legal advice from law office

According to Hitachi Software Engineering, Hitachi Software Engineering received legal advice from its legal advisor the MIYAKEZAKA SOGO LAW OFFICES on the fairness and appropriateness of the decision-making process of the Board of Directors.

(iii)	Approval of all the directors attending the Board of Directors’ meeting

Furthermore, according to Hitachi Software Engineering, Hitachi Software Engineering carefully discussed on the Tender Offer at a meeting of its Board of Directors of held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors and to recommend that Hitachi Software Engineering’s shareholders subscribe to the Tender Offer. Among Hitachi Software Engineering’s Directors, Kotaro Muneoka and Koichiro Nishikawa, who concurrently serve as advisor or executive officer of Hitachi, respectively, did not participate in the discussion or the decisions with regard to the Tender Offer to avoid any conflict of interest and refrained from expressing their opinions at the meeting. In addition, neither has participated in the consultations and negotiations with the Hitachi form the standpoint of being director of Hitachi Software Engineering.

(iv)	Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Software Engineering with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

(5)	Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
29,685,236 shares	— shares	— shares

Notes:	1.	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

	2.	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Software Engineering may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.

	3.	Hitachi does not intend to acquire treasury stock held by Hitachi Software Engineering through the Tender Offer.

	4.	The maximum number of shares of Hitachi Software Engineering to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Software Engineering shares (29,685,236 shares) (the “Maximum Number of Shares to Be Purchased”) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (33,107,000 shares) and the number of shares of treasury stock held by Hitachi Software Engineering as of March 31, 2009 (1,687,145 shares), from the total number of issued shares of Hitachi Software Engineering as of March 31, 2009 (64,479,381 shares), which are stated in the securities report of the 39th term filed by Hitachi Software Engineering on June 26, 2009.

(6)	Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	331,070 units	(Shareholdings immediately before the Tender Offer: 52.72%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	296,852 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	627,412 units

Notes:	1.	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.

	2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties (the “Small-Scale Owners”) in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

	3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (29,685,236 shares).

	4.	Because the shares held by respective Special Related Parties (exclusive of its treasury stock held by Hitachi Software Engineering being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator in the calculation of “Shareholdings after the Tender Offer.”

	5.	The “Total number of voting rights held by all the shareholders in the Target Company” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Software Engineering as of March 31, 2009, which is stated in the securities report of the 39th term filed by Hitachi Software Engineering on June 26, 2009. Because all the shares issued by Hitachi Software Engineering (exclusive of treasury stock held by Hitachi Software Engineering) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” were calculated using the number of voting rights (627,922 units) relating to the number of shares of Hitachi Software Engineering (62,792,236 shares)—which corresponds to the number derived by deducting the number of its treasury stock as of March 31, 2009 (1,687,145 shares) from the total number of issued shares of Hitachi Software Engineering as of March 31, 2009 (64,479,381 shares) stated in said securities report—as the denominator.

	6.	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(7)	Tender Offer Cost: ¥78,666 million

Note: The Tender Offer Cost is calculated by multiplying 29,685,236 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,650.

(8)	Method of Settlement

1)	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2)	Commencement Date of Settlement

Friday, October 16, 2009

3)	Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent including the case of an institutional shareholder, to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

4)	Method of Returning Shares

In the event that Hitachi does not purchase all of the tendered shares in accordance with the conditions mentioned in “2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosing the Withdrawal” of “(9) Other Conditions and Methods of the Tender Offer” below, Hitachi will return shares by recovering the record to the status immediately before the shares were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If shares are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

(9)	Other Conditions and Methods of the Tender Offer

1)	Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, Hitachi will purchase all of the tendered shares.

2)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 or 1.9 and 1.12 or 1.18, Item 2, Items 3.1 or 3.8, Item 4, Item 5 and Article 14, Paragraph 2, Items 3 or 6 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof; the “Enforcement Regulations”), Hitachi may withdraw the Tender Offer. If Hitachi decides to withdraw the Tender Offer, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3)	Conditions for Reducing the Tender Offer Price, Details thereof and Method of Disclosing the Reduction

If Hitachi Software Engineering takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance. If Hitachi decides to reduce the Tender Offer Price, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice, will also be purchased at the reduced Tender Offer Price.

4)	Matters concerning Tendering Shareholders’ Rights to Cancel Agreements

Any tendering shareholder may cancel agreements relating to the Tender Offer at any time during the Tender Offer Period. If tendering shareholders who tendered for shares through the Tender Offer Agent intend to cancel agreements relating to the Tender Offer, they should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the Tender Offer Agent who accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that cancellations sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period. If tendering shareholders who tendered for share through JOINVEST Securities Co., Ltd., the Sub-Agent, intend to cancel agreements relating the Tender Offer, they must complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period in accordance with the instructions on the Sub-Agent’s website (https://www.joinvest.jp/).

The agents with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(other nationwide branch offices in Japan)

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels an agreement. In addition, Hitachi will bear the costs of returning tendered shares.

5)	Method of Disclosure if Conditions, etc., of the Tender Offer are Changed

If Hitachi decides to change the Tender Offer conditions, etc., the Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, shares tendered before the public notice will also be purchased under the amended conditions.

6)	Method of Disclosure When Submitting an Amendment Statement

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, Hitachi will immediately announce details from the Amendment Statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. Hitachi will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, Hitachi will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7)	Method of Disclosing Tender Offer Results

Hitachi will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

(10)	Date of Public Notice of Commencement of the Tender Offer

Thursday, August 20, 2009

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

To delegate a part of its duties, the Tender Offer Agent has appointed the following company as a Sub-Agent:

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

3. Management Policy and Outlook after the Tender Offer

(1)	Management Policy after the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after the Tender Offer.

(2)	Outlook for Future Business Performance after the Tender Offer

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Other Information

(1)	Agreement between the Tender Offeror and the Target Company and/or Its Directors

According to Hitachi Software Engineering, Hitachi Software Engineering resolved to approve the Tender Offer and to recommend that Hitachi Software Engineering’s shareholders subscribe to the Tender Offer by unanimous approval at a meeting of its Board of Directors held on July 28, 2009 where all of the Directors of Hitachi Software Engineering except Kotaro Muneoka and Koichiro Nishikawa, who concurrently serve as advisor or executive officer of Hitachi, respectively, participated in the discussions and the resolution.

Refer to “(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” with regard to the “Decision-Making Process of the Tender Offer” and “Details of Measures to Avoid Conflicts of Interest.”

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

Hitachi Software Engineering publicly announced its closing of accounts information for the first quarter of the 40th fiscal term on July 23, 2009, at the Tokyo Stock Exchange. A summary of Hitachi Software Engineering’s consolidated operating results and other financial information based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Software Engineering, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

1)	Operating Results (millions of yen)

Accounting Period	First Quarter of 40th Business Period (From April 1, 2009 to June 30, 2009)
Revenue	31,372
Cost of sales	24,764
Selling, general and administrative expenses	5,897
Non-operating income	299
Non-operating expenses	55
Net income	689

Note: Revenue exclude consumption tax, etc.

2)	Data per Share (yen)

Accounting Period	First Quarter of 40th Business Period (From April 1, 2009 to June 30, 2009)
Net income per share	10.97
Dividend per share	—
Net assets per share	1819.11

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

-	In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this news release is considered a primary recipient of information from the viewpoint of insider trading regulations. Hitachi accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Hitachi Software Engineering before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Hitachi notes that it will assume no responsibility whatsoever.

-	This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

-	The Tender Offer is targeted at the common stock of Hitachi Software Engineering, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated there under are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as the Tender Offeror is a company incorporated outside the U.S. and most officers of the Tender Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi to Commence Tender Offer for the Shares of its Subsidiary,

Hitachi Systems & Services

Tokyo, July 28, 2009 — Hitachi, Ltd. (NYSE: HIT/TSE: 6501) today announced that it has decided to acquire the common stock of Hitachi Systems & Services, Ltd. (Masahiro Hayashi, President and Chief Executive Officer/TSE:3735), by way of a tender offer (the “Tender Offer”).

1. Purpose of the Tender Offer

(1)	Outline of the Tender Offer

Hitachi currently holds 51.20% of Hitachi Systems & Services’ issued shares, and thus accounts for Hitachi Systems & Services as a consolidated subsidiary. Hitachi intends to acquire all the issued shares of Hitachi Systems & Services (exclusive of its treasury stock) in order to make Hitachi Systems & Services a wholly owned subsidiary through the Tender Offer. The Tender Offer does not set maximum and minimum limits to the number of shares to be purchased.

According to Hitachi Systems & Services, Hitachi Systems & Services resolved to approve the Tender Offer and to recommend that the shareholders of Hitachi Systems & Services subscribe to the Tender Offer at a meeting of its Board of Directors held today.

(2)	Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

The Hitachi Group, which consists of Hitachi, its subsidiaries and affiliated companies, conducts a wide range of business activities from the development, production and sales of offerings to the provision of relevant services in seven business segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the information & telecommunication systems business, the Hitachi Group was quick in initiating, as part of its effort to meet changing users’ needs, the development of various information and telecommunication systems that correspond to various types and lines of business (system integration). The Hitachi Group has also expanded its outsourcing business and has been a pioneer in the SasS (Software as a Service) business, which grants customers the use of software for their needs. These initiatives have progressed well.

As for the business, in countries and regions that have already built a certain degree of social infrastructure, including power systems, transportation systems, roads and water and other public systems, information and telecommunication systems are expected to grow further as part of social infrastructures and to be increasingly fused with existing social infrastructures. Therefore, with its extensive track record in the conventional fields of both the social infrastructure business and the information & telecommunication systems business, the Hitachi Group intends to utilize that experience, expertise and technological capability to concentrate on the “social innovation business” that fuses its social infrastructure business with its information & telecommunication systems business.

Hitachi Systems & Services was established in 1978 and currently engages in their mainstay business of system integration, as well as the software package business, information processing equipment sales business and the system services business, and is therefore positioned as one of the core entities in the Hitachi Group’s information & telecommunication systems business.

Specifically, the system integration business offers systems design and system building services for financial and public institutions—Hitachi’s major clients—as well as various industries, including manufacturing, distribution and social infrastructure.

The software package business offers distinctive solutions, including the employee front solutions, the “LYSITHEA Series,” based on its proprietary know-how. In addition, Hitachi Systems & Services sells information processing equipment associated with its offered solutions, as a part of the system integration business, and offers system-related services, including system maintenance and technical education.

However, the domestic information service market is currently at a critical turning point. In the conventional information service market, users’ demand for hardware and software to establish, operate and maintain their own information and telecommunication systems led to the expansion and growth of the market. However, interest in system investments has been shifting recently from the maintenance of information systems (system integration) to the more efficient use and operation of information and telecommunication systems (e.g., outsourcing and SaaS). Combined with the severe business environment caused by the global and structural recession continuing from the second half of the previous fiscal year, the system integration industry is expected to experience intensifying competition for customers. To achieve continued expansion of its system integration business throughout this transition stage, the Hitachi Group believes it necessary to quickly attract new customers and expand and upgrade its solutions.

Hitachi anticipates that demand for the social innovation business, on which the Hitachi Group intends to focus its marketing efforts, will expand significantly. Hitachi sees urgent tasks in the business to be the Hitachi Group’s development of products and packages commensurate with the business and the swift establishment of service business foundations for the growth of the business. Consequently, Hitachi considers it necessary that the Hitachi Group invests its management resources in the information & telecommunication systems business.

Under these circumstances, since early April 2009, Hitachi and Hitachi Systems & Services have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Systems & Services have determined that strengthening the collaboration between Hitachi Systems & Services and the Hitachi Group and promoting the integration of the information telecommunication systems businesses in the Hitachi Group by establishing a closer capital relationship between Hitachi and Hitachi Systems & Services will enable Hitachi Systems & Services to increase the number and quality of new solutions for its system integration business and to acquire new customers by using the sales network shared by the members of the Hitachi Group, thereby increasing the enterprise value of Hitachi Systems & Services and then the overall Hitachi Group, and that to achieve the intended effects it is essential to make Hitachi Systems & Services a wholly owned subsidiary of Hitachi. Hitachi believes that the full ownership will enable the concentration and organic combination of the Hitachi Group’s management resources for the information and telecommunication systems business, including intellectual properties associated with system development, software development and system operations, as well as human resources and technological expertise, thereby facilitating various development efforts to enlarge the social innovation business on which the Hitachi Group places a significant focus.

In an attempt to establish the business structure described above, concurrently with the commencement of the Tender Offer, Hitachi has initiated tender offers for the issued shares of Hitachi Software Engineering and Hitachi Information Systems, both of which will assume their respective businesses in the information & telecommunication systems business in the Hitachi Group, with the aim of making them wholly owned subsidiaries.

As a specific method to establish a new business structure, establishment of an information and telecommunication company as a virtual entity within the Hitachi Group is being considered. Five major existing companies—Hitachi (Information & Telecommunication Group), Hitachi Systems & Services, Hitachi Software Engineering, Hitachi Information Systems and Hitachi Electronics Services Co., Ltd., a wholly owned subsidiary of Hitachi—would be equal partners in this virtual company. The most appropriate strategies and business structure for the future information and telecommunication company as a whole, as well as the strategies to reinforce the social innovation business will be decided and implemented.

Under such business structure, the Hitachi Group intends to improve and expand the structure to flexibly cope with customer needs while taking into account the industry, scale and the type of business of each customer with the aim of providing valuable one-stop services throughout the whole IT life cycle to customers in the global market as follows.

1)	Development of the data center operation business optimizing green IT technologies;

2)	Offer of highly reliable cloud computing environment;

3)	Expansion of global businesses utilizing collaborations with local business partners and localized operations;

4)	Strengthen our readiness for projects of large-scale accounts, such as backbone systems for financial institutions including megabanks and optimization systems in the public sector;

5)	Unify the information system businesses for the SMB (small to medium business) markets, mainly in the industrial and distribution fields;

6)	Expand the development system for middleware and embedded software for products; and

7)	Strengthen and expand the network service business and the outsourcing business.

Although the optimal solution for the basic strategies and future orientation of the information and telecommunication company after making Hitachi Systems & Services a wholly owned subsidiary, will be determined in consultation with Hitachi Systems & Services, Hitachi intends to reinforce Hitachi Systems & Services’ businesses, even after making it a wholly owned subsidiary, by not only respecting its self-initiatives and independence but also paying attention to its business features and the management which fully utilizes the operational and structural strength.

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

1)	Acquisition of the valuation report on the equity value from an independent third-party appraiser

In determining the purchase price for the Tender Offer (the “Tender Offer Price”), Hitachi requested that Nomura Securities Co., Ltd., a financial adviser and a third-party appraiser independent from Hitachi and Hitachi Systems & Services, calculate the equity value of Hitachi Systems & Services as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Systems & Services , Nomura Securities used the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi received the valuation report on the equity value of Hitachi Systems & Services (the “Valuation Report for Hitachi”) today, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

The range of valuations per share of common stock of Hitachi Systems & Services calculated according to each method is as follows.

Average market share price method	¥1,053 to	¥1,329

Comparable company analysis method	¥1,350 to	¥2,297

DCF method	¥1,993 to	¥3,601

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥1,053 to ¥1,329 based on the closing price of Hitachi Systems & Services’ common stock on the Second Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, the average closing price for the most recent one month and the average closing prices for the most recent three months and six months.

Secondly, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥1,350 to ¥2,297, evaluating Hitachi Systems & Services’ equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Systems & Services.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥1,993 to ¥3,601 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Systems & Services is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Systems & Services’ estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Systems & Services’ business plans, an interview with the management of Hitachi Systems & Services, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Systems & Services would accept the Tender Offer; the market share price trend of Hitachi Systems & Services’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Systems & Services, the final Tender Offer Price was determined at ¥2,150 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥2,150 represents a premium of 64.1% (rounded to the first decimal place) on the closing price of ¥1,310 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 61.8% (rounded to the first decimal place) on the simple average of ¥1,329 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past month (from June 25 to July 24, 2009), a premium of 75.2% (rounded to the first decimal place) on the simple average of ¥1,227 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from April 27 to July 24, 2009), and a premium of 104.2% (rounded to the first decimal place) on the simple average of ¥1,053 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Systems & Services rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

On the other hand, according to Hitachi Systems & Services, in determining a opinion on the Tender Offer Price, Hitachi Systems & Services had Mizuho Securities Co., Ltd. calculate its quity value to ensure the fairness of the Tender Offer. Mizuho Securities is a third-party appraiser independent of Hitachi and Hitachi Systems & Services, and also do not hold the status as a related party. Hitachi Systems & Services received a valuation report on its equity value (the “Valuation Report for Hitachi Systems & Services”) as of July 27, 2009 from Mizuho Securities. Mizuho Securities used the DCF method, the comparable company analysis method and the market share price method. Valuation results on the value per share of common stock of Hitachi Systems & Services computed using each method were as follows. According to Hitachi Systems & Services, Hitachi Systems & Services carefully inspected the Tender Offer Price based on these valuation results and judged the Tender Offer Price to be at an appropriate level and reasonable. Hitachi Systems & Services did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Mizuho Securities, according to Hitachi Systems & Services.

(i)	DCF method: ¥1,991—¥2,848

According to Hitachi Systems & Services, the DCF method is a method to calculate the value of Hitachi Systems & Services’ business and share price by estimating and discounting future free cash flows that Hitachi Systems & Services will produce through business activities by a certain discount rate to give their present values. Adding value of non-operating assets to the resulting Hitachi Systems & Services’ business value and deducting net liabilities, the share price is derived. Regarding this method as an effective and general theory, Hitachi Systems & Services adopted this method. Using the DCF method, the range per share price of the shares of Hitachi Systems & Services was calculated to be ¥1,991—¥2,848.

(ii)	Comparable company analysis method: ¥1,691—¥2,311

According to Hitachi Systems & Services, the comparable company analysis method is a method to calculate Hitachi Systems & Services’ share price using multipliers of financial indicators relative to aggregate stock prices of listed companies operating in the same business as that of Hitachi Systems & Services. Taking into account the situation of major markets and business scale, Hitachi Systems & Services determined that this method would produce probable results, thereby adopted this method. Using the comparable company analysis method, the range per share price of the shares of Hitachi Systems & Services was calculated to be ¥1,691—¥2,311.

(iii)	Market share price method: ¥1,053—¥1,329

According to Hitachi Systems & Services, the market share price method is a method to compute the equity values of Hitachi Systems & Services based on the share prices of Hitachi Systems & Services in the stock market. The share prices are determined through the principle of market competition with many entrants, widely disclosed and objective. They are certainly taken into account in the valuation of share prices of listed companies. For these reasons, this method was adopted. Under this method, the ranges per share of common stock of Hitachi Systems & Services were average prices based on the closing prices over the past six, three and one month(s), respectively, from the record date of July 24, 2009, on the Second Section of the Tokyo Stock Exchange. Based on these results, the range per share price of the shares of Hitachi Systems & Services was calculated to be ¥1,053—¥1,329.

According to Hitachi Systems & Services, in view of the above recognition and discussions as well as the analyses of the appropriateness of the Tender Offer Price and other matters, Hitachi Systems & Services carefully deliberated on the conditions of the Tender Offer. As a result, Hitachi Systems & Services has concluded that strengthening the collaboration between Hitachi Systems & Services and the information and telecommunication systems business of the Hitachi Group by way of the Tender Offer will facilitate the acquisition of new customers through Hitachi Group’s sales networks and the enlargement of solutions for Hitachi Systems & Services’ system integration business, thereby maximizing its medium- and long-term enterprise value, and that the conditions of the Tender Offer are reasonable, providing Hitachi Systems & Services’ shareholders with an opportunity to sell their shares at a reasonable price. Therefore, Hitachi Systems & Services has approved that Hitachi would conduct the Tender Offer with the aim of making Hitachi Systems & Services its wholly owned subsidiary and further decided to recommend that Hitachi Systems & Services’ shareholders subscribe to the Tender Offer.

2)	Legal advice from law office

According to Hitachi Systems & Services, Hitachi Systems & Services received necessary legal advice from its legal advisor the MIYAKEZAKA SOGO LAW OFFICES, to ensure the fairness of decision making concerning the Tender Offer.

3)	Approval of all the directors attending the Board of Directors’ meeting

Furthermore, according to Hitachi Systems & Services, Hitachi Systems & Services carefully discussed on the Tender Offer at a meeting of its Board of Directors held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors (including outside Directors) and to recommend that Hitachi Systems & Services’ shareholders subscribe to the Tender Offer. Specifically, among Hitachi Systems & Services’ Directors, Shozo Saito concurrently serves as Executive Officer of Hitachi and therefore did not participate in the discussions and the resolution of the proposals concerning the resolutions at said meeting to avoid any conflict of interest. He refrained from expressing his opinions and was not involved in negotiations with Hitachi representing Hitachi Systems & Services as Director.

4)	Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Systems & Services with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

(4)	Policy on Matters including Organizational Restructuring after the Tender Offer

(Matters concerning the so-called Two-Step Acquisition)

As described in “(1) Outline of the Tender Offer” above, Hitachi aims to make Hitachi Systems & Services a wholly owned subsidiary and intends to acquire all the issued shares of Hitachi Systems & Services (exclusive of its treasury stock) through the Tender Offer and a series of subsequent procedures.

If Hitachi cannot acquire all the issued shares of Hitachi Systems & Services (exclusive of its treasury stock) through the Tender Offer, Hitachi intends to acquire all the issued shares of Hitachi Systems & Services (exclusive of its treasury stock) by the following measures.

Specifically, after the Tender Offer comes into effect, Hitachi intends to request that Hitachi Systems & Services hold an extraordinary general meeting of shareholders (the “Extraordinary Shareholders’ Meeting”), which would include in the agenda Items 1) through 3) as follows: 1) The Articles of Incorporation of Hitachi Systems & Services shall be partly amended to make Hitachi Systems & Services a corporation issuing class shares (shurui kabushiki hakkou kaisha) under the Companies Act; 2) The Articles of Incorporation of Hitachi Systems & Services shall be partly amended to the effect that all issued shares of common stock of Hitachi Systems & Services shall be appended with a call provision (zenbu-shutoku-joko) (a provision regarding the redeemable right of Hitachi Systems & Services for all the shares as stipulated in Article 108, Paragraph 1, Item 7 of the Companies Act; hereinafter the same shall apply); and 3) a different class of Hitachi Systems & Services shares shall be issued in exchange for acquiring all the stocks with the call provision of Hitachi Systems & Services (exclusive of its treasury stock).

Furthermore, as Hitachi Systems & Services will become a corporation issuing class shares under the Companies Act on the condition that agenda Item 1) above is approved by the Extraordinary Shareholders’ Meeting, with respect to agenda Item 2), pursuant to Article 111, Paragraph 2, Item 1 of the Companies Act, it will be necessary, in addition to the resolution adopted by the Extraordinary Shareholders’ Meeting, to have a resolution at a meeting of shareholders with class shares (the “Class Shareholders’ Meeting”), at which the participants will be shareholders who hold all the stocks with the call provision of Hitachi Systems & Services. For this purpose, Hitachi will also request that Hitachi Systems & Services hold the Class Shareholders’ Meeting to include agenda Item 2) above for partial amendment to the Articles of Incorporation. Meanwhile, Hitachi will vote for the respective agenda items above at the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

If all of the above procedures are completed, all shares issued by Hitachi Systems & Services will be subject to the call provision and shall be acquired by Hitachi Systems & Services (exclusive of its treasury stock) and a different class of Hitachi Systems & Services shares shall be delivered to such shareholders of Hitachi Systems & Services as consideration for such acquisition by Hitachi Systems & Services. Shareholders who are to receive fractions of the different class of Hitachi Systems & Services shares will receive cash as consideration, which will be obtained through a sale of the different class of Hitachi Systems & Services shares that correspond to the sum of all such fractions (including the purchase of a whole or a part of the sum of such fractions by Hitachi Systems & Services) (fractions of the aggregate number to be rounded down) through the procedures pursuant to Article 234 of the Companies Act and other applicable laws and regulations. The selling price of the different class of Hitachi Systems & Services shares corresponding to the sum of all such fractions (and the cash amount to be delivered to each of the relevant shareholders, resulting from the sale of the aggregate number of fractions) is expected to be calculated on the basis of the Tender Offer Price. Although the class and number of shares of Hitachi Systems & Services to be delivered as consideration for the acquisition of the stocks with the call provision of Hitachi Systems & Services have not been determined as of the date hereof, Hitachi intends to request Hitachi Systems & Services to determine that the shares that must be delivered to shareholders who have not tendered the Tender Offer other than Hitachi shall be limited to such fractions of the different class of Hitachi Systems & Services for the purpose of enabling Hitachi to acquire all the issued shares of Hitachi Systems & Services (exclusive of its treasury stock).

As provisions to protect the rights of minority shareholders in connection with the above respective procedures, the Companies Act provides that (i) in the event that the Articles of Incorporation are partly amended to the effect that all the common stock issued by Hitachi Systems & Services shall be subject to the call provision as stated in agenda Item 2) above, any shareholder may request that Hitachi Systems & Services purchase his/her shares in accordance with Articles 116 and 117 of the Companies Act and other applicable laws and regulations, and that (ii) in the case where acquisition of all the stocks with the call provision, as described in agenda Item 3) above, has been resolved by the General Meeting of Shareholders, any shareholder may file a petition for determination of a fair price for the acquisition in accordance with Article 172 of the Companies Act and other applicable laws and regulations. In addition, the purchase price and the acquisition price per share under (i) and (ii) above would be determined in the last instance by a competent court.

With regard to the above procedures, there is a possibility that Hitachi may request Hitachi Systems & Services to conduct another method that would have similar effects depending on such factors as Hitachi’s holding status of Hitachi Systems & Services shares after the Tender Offer, the holding status of Hitachi Systems & Services shares by shareholders other than Hitachi, or the interpretation of the competent authorities on the applicable laws and regulations or the like and such steps might require some time to be successfully completed. Even in such a case, however, Hitachi intends to make Hitachi Systems & Services a wholly owned subsidiary by adopting the method of finally delivering cash to shareholders of Hitachi Systems & Services other than Hitachi. In such cases, the resulting cash amount to be delivered to the relevant shareholders is also expected to be calculated on the basis of the Tender Offer Price.

The Tender Offer is not intended to solicit shareholders of Hitachi Systems & Services to vote in favor of the proposals to be put to the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

(5)	Likelihood of the Delisting of the Shares and the Reasons thereof

As of the date hereof, the common stock of Hitachi Systems & Services is listed on the Second Section of the Tokyo Stock Exchange. As Hitachi has not set the maximum limit to the number of shares to be purchased through the Tender Offer, Hitachi Systems & Services shares may be subject to delisting upon the fulfillment of certain predetermined procedures if the result of the Tender Offer falls under the delisting standards of the Tokyo Stock Exchange. In addition, even if the delisting standards are not met upon completion of the Tender Offer, the common stock of Hitachi Systems & Services will be delisted in accordance with the delisting standards because Hitachi intends to hold all the issued shares of Hitachi Systems & Services (exclusive of its treasury stock) in accordance with the procedures set forth in Item “(4) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition).” Trading of common stock of Hitachi Systems & Services will become unavailable on the Tokyo Stock Exchange after the delisting.

(6)	Matters concerning Material Agreement regarding the Application to the Tender Offer between Hitachi and Shareholders of Hitachi Systems & Services

Not applicable

2. Outline of the Tender Offer and Other Information

(1)	Outline of Hitachi Systems & Services

Corporate Name	Hitachi Systems & Services, Ltd.
Description of Businesses	• System integration and system services business • Software package business • Information processing equipment sales business

Date Established	September 21, 1978

Head Office	18-1, Konan 2-chome, Minato-ku, Tokyo, Japan

Name and Title of Representative	Masahiro Hayashi, President and Chief Executive Officer

Paid-in Capital	¥4,190 million (As of March 31, 2009)

Major Shareholders and Shareholdings	Hitachi, Ltd.	51.20%
	Japan Trustee Services Bank, Ltd. (Trust Account)	8.41%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.18%
	The Dai-Ichi Mutual Life Insurance Company Separate Account Pension (Standing proxy: Trust & Custody Services Bank, Ltd.)	2.59%
	BBH for Fidelity Low Price Stock Fund (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.98%
	Hitachi Systems & Services’ Group Employees’ Shareholding Association	1.90%
	CBLDN Legal and General Assurance Pensions Management Limited (Standing proxy: Citibank Japan Ltd.)	1.50%
	BNY GCM Account Client Accounts JP REC ITIC (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.90%
	Credit Suisse Securities Europe Limited PB Sec Int Non-Treaty Client (Standing proxy: Citibank Japan Ltd.)	0.86%
	Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension (Standing proxy: Mizuho Corporate Bank, Ltd.)	0.77%

(As of March 31, 2009)

Relationships between the Tender Offeror and the Target Company	Capital Relationships	Hitachi holds 12,800,000 shares of Hitachi Systems & Services, equivalent to a shareholding of 51.20% of the total number of issued shares. (As of March 31, 2009)
	Personnel Relationships	One Hitachi Senior Vice President and Executive Officer sits on Hitachi Systems & Services’ Board of Directors.

	Transaction Relationships	Hitachi conducts fund transactions with Hitachi Systems & Services under the Hitachi Group’s cash pooling system; outsources system integration and system services, etc.; sells information processing equipment; has license agreements on the use of Hitachi’s corporate logo (corporate logo, corporate emblem, and corporate name) by Hitachi’s affiliated companies; and has agreements to offer research achievements of cutting-edge and fundamental technologies as well as services on business operations.
	Status as a Related Party	Hitachi Systems & Services is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(2)	Tender Offer Period

1)	Initial Period of the Tender Offer in the Registration

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

2)	Possibility of Extending the Above Period upon Request of the Target Company

None

(3)	Tender Offer Price: ¥2,150 per share of common stock

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

For reference in determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser and a third-party appraiser independent from Hitachi and Hitachi Systems & Services, calculate the equity value of Hitachi Systems & Services. To calculate the equity value of Hitachi Systems & Services, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi today, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) The range of valuations per share of common stock of Hitachi Systems & Services calculated according to each method is as follows.

Average market share price method	¥1,053 to ¥1,329

Comparable company analysis method	¥1,350 to ¥2,297

DCF method	¥1,993 to ¥3,601

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥1,053 to ¥1,329 based on the closing price of Hitachi Systems & Services’ common stock on the Second Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, for the most recent one month, for the most recent three months and for the most recent six months.

Under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥1,350 to ¥2,297, evaluating Hitachi Systems & Services’ equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Systems & Services.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥1,993 to ¥3,601 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Systems & Services is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Systems & Services’ estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Systems & Services’ business plans, an interview to the management of Hitachi Systems & Services, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results using each method in the Valuation Report for Hitachi received from Nomura Securities as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Systems & Services would accept the Tender Offer; the market share price trend of Hitachi Systems & Services’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Systems & Services, the final Tender Offer Price was determined at ¥2,150 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥2,150 represents a premium of 64.1% (rounded to the first decimal place) on the closing price of ¥1,310 of common stock of Hitachi Systems & Services on the Second Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 61.8% (rounded to the first decimal place) on the simple average of ¥1,329 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past month (from June 25 to July 24, 2009), a premium of 75.2% (rounded to the first decimal place) on the simple average of ¥1,227 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past three months (from April 27 to July 24, 2009), and a premium of 104.2% (rounded to the first decimal place) on the simple average of ¥1,053 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Systems & Services for the past six months (from January 26 to July 24, 2009).

(*)	The stock price of Hitachi Systems & Services rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

2)	Background of the Valuation

(Background to the decision regarding the Tender Offer Price)

Hitachi Systems & Services, a consolidated subsidiary of Hitachi, currently engages in their mainstay business of system integration, as well as the software package business, information processing equipment sales business and the system services business, and is therefore positioned as one of the core entities in the Hitachi Group’s information & telecommunication systems business.

The Hitachi Group intends to utilize its experience, expertise and technological capability to concentrate on the “social innovation business” that fuses the social infrastructure business with the information & telecommunication systems business in countries and regions that have already built a certain degree of social infrastructure which includes power systems, transportation systems, roads and water and other public systems.

However, the domestic information service market is currently at a critical turning point. In the conventional information service market, users’ demand for hardware and software to establish, operate and maintain their own information and telecommunication systems led to the expansion and growth of the market. However, interest in system investments has been shifting recently from the maintenance of information systems (system integration) to the more efficient use and operation of information and telecommunication systems (e.g., outsourcing and SaaS). Combined with the severe business environment caused by the global and structural recession continuing from the second half of the previous fiscal year, the system integration industry is expected to experience intensifying competition for customers. To achieve continued expansion of its system integration business throughout this transition stage, the Hitachi Group believes it necessary to quickly attract new customers and expand and upgrade its solutions.

Hitachi anticipates that demand for the social innovation business, on which the Hitachi Group intends to focus its marketing efforts, will expand significantly. Hitachi sees urgent tasks in the business to be the Hitachi Group’s development of products and packages commensurate with the business and the swift establishment of service business foundations for the growth of the business. Consequently, Hitachi considers it necessary that the Hitachi Group invests its management resources in the information & telecommunication systems business.

Under these circumstances, since early April 2009, Hitachi and Hitachi Systems & Services have worked together and continued to discuss and consider various measures for business structural reform with a goal of raising their respective enterprise values. As a result, Hitachi and Hitachi Systems & Services have determined that strengthening the collaboration between Hitachi Systems & Services and the Hitachi Group and promoting the integration of the information telecommunication systems businesses in the Hitachi Group by establishing a closer capital relationship between Hitachi and Hitachi Systems & Services will enable Hitachi Systems & Services to increase the number and quality of new solutions for its system integration business and to acquire new customers through the Hitachi Group’s sales networks, thereby increasing the enterprise value of Hitachi Systems & Services and then the overall Hitachi Group, and that to achieve the intended effects it is essential to , make Hitachi Systems & Services a wholly owned subsidiary of Hitachi. Consequently, Hitachi determined to conduct the Tender Offer and decided on the Tender Offer Price in the following manner.

(i) Name of the Third Party from Which Hitachi Obtained Valuations

In determining the Tender Offer Price, Hitachi around May 2009 requested that Nomura Securities, a financial adviser and a third-party appraiser independent from Hitachi and Hitachi Systems & Services, calculate the equity value of Hitachi Systems & Services. Hitachi received the Valuation Report for Hitachi on the equity value of Hitachi Systems & Services today, from Nomura Securities. (Hitachi did not obtain an opinion on the fairness of its valuations of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

(ii) Outline of the Valuation Report for Hitachi

To calculate the equity value of Hitachi Systems & Services, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of Hitachi Systems & Services calculated according to each method is as follows.

Average market share price method	¥1,053 to	¥1,329

Comparable company analysis method	¥1,350 to	¥2,297

DCF method	¥1,993 to	¥3,601

(iii) Process for Determining the Tender Offer Price Based on the Valuation Report for Hitachi

Hitachi took into account the valuation results using each method in the Valuation Report for Hitachi received from Nomura Securities as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Systems & Services would accept the Tender Offer; the market share price trend of Hitachi Systems & Services’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Systems & Services, the final Tender Offer Price was determined at ¥2,150 per share of common stock by Hitachi’s President and Chief Executive Officer today.

(Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest)

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

(i) Acquisition of the valuation report on the equity value from the Independent Third-Party Appraiser

In determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Systems & Services, calculate the equity value of Hitachi Systems & Services as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Systems & Services, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

Hitachi took into account the valuation results using each method in the Valuation Report for Hitachi received from Nomura Securities as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Systems & Services would accept the Tender Offer; the market share price trend of Hitachi Systems & Services’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Systems & Services, the final Tender Offer Price was determined at ¥2,150 per share of common stock by Hitachi’s President and Chief Executive Officer today.

On the other hand, according to Hitachi Systems & Services, in determining a opinion on the Tender Offer Price, Hitachi Systems & Services had Mizuho Securities calculate its equity value to ensure the fairness of the Tender Offer. Mizuho Securities is a third-party appraiser independent of Hitachi and Hitachi Systems & Services, and also do not hold the status as a Related Party. Hitachi Systems & Services received the Valuation Report for Hitachi Systems & Services as of July 27, 2009 from Mizuho Securities. Mizuho Securities used the DCF method, the comparable company analysis method and the market share price method. Valuation results on the value per share of common stock of Hitachi Systems & Services computed using each method were as follows. According to Hitachi Systems & Services, Hitachi Systems & Services carefully inspected the Tender Offer Price based on these valuation results and judged the Tender Offer Price to be at an appropriate level and reasonable. Hitachi Systems & Services did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Mizuho Securities, according to Hitachi Systems & Services.

(i)	DCF method: ¥1,991—¥2,848

According to Hitachi Systems & Services, the DCF method is a method to calculate the value of Hitachi Systems & Services’ business and share price by estimating and discounting future free cash flows that Hitachi Systems & Services will produce through business activities by a certain discount rate to give their present values. Adding value of non-operating assets to the resulting Hitachi Systems & Services’ business value and deducting net liabilities, the share price is derived. Regarding this method as an effective and general theory, Hitachi Systems & Services adopted this method. Using the DCF method, the range per share price of the shares of Hitachi Systems & Services was calculated to be ¥1,991—¥2,848.

(ii)	Comparable company analysis method: ¥1,691—¥2,311

According to Hitachi Systems & Services, the comparable company analysis method is a method to calculate Hitachi Systems & Services’ share price using multipliers of financial indicators relative to aggregate stock prices of listed companies operating in the same business as that of Hitachi Systems & Services. Taking into account the situation of major markets and business scale, Hitachi Systems & Services determined that this method would produce probable results, thereby adopted this method. Using the comparable company analysis method, the range per share price of the shares of Hitachi Systems & Services was calculated to be ¥1,691—¥2,311.

(iii)	Average Market Share Price method: ¥1,053—¥1,329

According to Hitachi Systems & Services, the market share price method is a method to compute the equity value of Hitachi Systems & Services based on the share prices of Hitachi Systems & Services in the stock market. The share prices are determined through the principle of market competition with many entrants, widely disclosed and objective. They are certainly taken into account in valuation of share prices of listed companies. For these reasons, this method was adopted. Under this method, the ranges per share of common stock of Hitachi Systems & Services were average prices based on the closing prices over the past six, three and one month(s), respectively, from the record date of July 24, 2009, on the Second Section of the Tokyo Stock Exchange. Based on these results, the range per share price of the shares of Hitachi Systems & Services was calculated to be ¥1,053—¥1,329.

According to Hitachi Systems & Services, in view of the above recognition and discussions as well as the analyses of the appropriateness of the Tender Offer Price and other matters, Hitachi Systems & Services carefully deliberated on the conditions of the Tender Offer. As a result, Hitachi Systems & Services has concluded that strengthening the collaboration between Hitachi Systems & Services and the information and telecommunication systems business of the Hitachi Group by way of the Tender Offer will facilitate the acquisition of new customers through Hitachi Group’s sales networks and the enlargement of solutions for Hitachi Systems & Services’ system integration business, thereby maximizing its medium- and long-term enterprise value, and that the conditions of the Tender Offer are reasonable, providing Hitachi Systems & Services’ shareholders with an opportunity to sell their shares at a reasonable price. Therefore, Hitachi Systems & Services has approved that Hitachi would conduct the Tender Offer with the aim of making Hitachi Systems & Services its wholly owned subsidiary and further decided to recommend that Hitachi Systems & Services’ shareholders subscribe to the Tender Offer.

ii)	Legal advice from law office

According to Hitachi Systems & Services, Hitachi Systems & Services received necessary legal advice from its legal advisor the MIYAKEZAKA SOGO LAW OFFICES to ensure the fairness of decision making concerning the Tender Offer.

iii)	Approval of all the directors attending the Board of Directors meeting

Furthermore, according to Hitachi Systems & Services, Hitachi Systems & Services carefully discussed on the Tender Offer at a meeting of its Board of Directors held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors (including outside Directors) and to recommend that Hitachi Systems & Services’ shareholders subscribe to the Tender Offer. Specifically, among Hitachi Systems & Services’ Directors, Shozo Saito concurrently serves as Executive Officer of Hitachi and therefore did not participate in the discussions and the resolution of the proposals concerning the resolutions at said meeting to avoid any conflict of interest. He refrained from expressing his opinions and was not involved in negotiations with Hitachi representing Hitachi Systems & Services as Director.

iv)	Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Systems & Services with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

3)	Relationship with the Third-Party Appraiser

Nomura Securities is not a Related Party of Hitachi.

(5)	Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
12,199,822 shares	— shares	— shares

Notes:	1.	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

	2.	Less-than-one-unit shares (tangen-miman-kabushiki)are also eligible for the Tender Offer. In addition, Hitachi Systems & Services may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.

	3.	Hitachi does not intend to acquire treasury stock held by Hitachi Systems & Services through the Tender Offer.

	4.	The maximum number of shares of Hitachi Systems & Services to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Systems & Services shares (12,199,822 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (12,800,000 shares) and the number of shares of treasury stock held by Hitachi Systems & Services as of March 31, 2009 (178 shares) ,from the total number of issued shares of Hitachi Systems & Services as of March 31, 2009 (25,000,000 shares), which are stated in the securities report of the 31st term filed by Hitachi Systems & Services on June 19, 2009.

(6)	Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	128,000 units	(Shareholdings immediately before the Tender Offer: 51.20%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: — %)

Number of voting rights represented by shares to be purchased by the Tender Offer	121,998 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	249,981 units

Notes:	1.	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.

	2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

	3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (12,199,822 shares).

	4.	Because the shares held by respective Special Related Parties (exclusive of its treasury stock held by Hitachi Systems & Services being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator in the calculation of “Shareholdings after the Tender Offer.”

	5.	The “Total number of voting rights held by all the shareholders in Hitachi Systems & Services” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Systems & Services as of March 31, 2009, which is stated in the securities report of the 31st term filed by Hitachi Systems & Services on June 19, 2009. Because all the shares issued by Hitachi Systems & Services (exclusive of treasury stock held by Hitachi Systems & Services) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (249,998 units) relating to the number of shares of Hitachi Systems & Services (24,999,822 shares)—which corresponds to the number derived by deducting the number of shares of treasury stock held by Hitachi Systems & Services (178 shares) stated in said securities report from the total number of issued shares of Hitachi Systems & Services as of March 31, 2009 (25,000,000 shares) stated in said securities report—as the denominator.

	6.	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(7)	Tender Offer Cost: ¥26,230 million

Note: The Tender Offer Cost is calculated by multiplying 12,199,822 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥2,150.

(8)	Method of Settlement

1)	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2)	Commencement Date of Settlement

Friday, October 16, 2009

3)	Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent including the case of an institutional shareholder, to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

4)	Method of Returning Shares

In the event that Hitachi does not purchase all of the tendered shares in accordance with the conditions mentioned in “2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosing the Withdrawal” of “(9) Other Conditions and Methods of the Tender Offer” below, Hitachi will return shares by recovering the record to the status immediately before the shares were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If shares are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

(9)	Other Conditions and Methods of the Tender Offer

1)	Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, Hitachi will purchase all of the tendered shares.

2)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 through 1.9 and 1.12 through 1.18, Item 2, Items 3.1 through 3.8, Item 4, Item 5 and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof; the “Enforcement Regulations”), Hitachi may withdraw the Tender Offer. If Hitachi decides to withdraw the Tender Offer, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3)	Conditions for Reducing the Tender Offer Price, Details thereof and Method of Disclosing the Reduction

If Hitachi Systems & Services takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance. If Hitachi decides to reduce the Tender Offer Price, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice, will also be purchased at the reduced Tender Offer Price.

4)	Matters concerning Tendering Shareholders’ Rights to Cancel Agreements

Any tendering shareholder may cancel agreements relating to the Tender Offer at any time during the Tender Offer Period. If tendering shareholders who tendered for shares through the Tender Offer Agent intend to cancel agreements relating to the Tender Offer, they should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the Tender Offer Agent who accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that cancellations sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period. If tendering shareholders who tendered for shares through JOINVEST Securities Co., Ltd., the Sub-Agent, intend to cancel agreements relating the Tender Offer, they must complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period in accordance with the instructions on the Sub-Agent’s website (https://www.joinvest.jp/).

The agents with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(other nationwide branch offices in Japan)

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels an agreement. In addition, Hitachi will bear the costs of returning tendered shares.

5)	Method of Disclosure if Conditions, etc., of the Tender Offer are Changed

If Hitachi decides to change the Tender Offer conditions, etc., Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, shares tendered before the public notice will also be purchased under the amended conditions.

6)	Method of Disclosure When Submitting an Amendment Statement

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, Hitachi will immediately announce details from the Amendment Statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. Hitachi will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, Hitachi will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7)	Method of Disclosing Tender Offer Results

Hitachi will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

(10)	Date of Public Notice of Commencement of the Tender Offer

Thursday, August 20, 2009

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

To delegate a part of its duties, the Tender Offer Agent has appointed the following company as a Sub-Agent:

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

3. Management Policy and Outlook after the Tender Offer

(1)	Management Policy after the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after the Tender Offer.

(2)	Outlook for Future Business Performance after the Tender Offer

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Other Information

(1)	Agreement between Hitachi and Hitachi Systems & Services and/or Its Directors

According to Hitachi Systems & Services, Hitachi Systems & Services carefully discussed on the Tender Offer at a meeting of its Board of Directors held today, which was attended by all Directors who have no vested interest with Hitachi, and resolved to approve the Tender Offer by unanimous approval of the attending Directors (including outside Directors) and to recommend that Hitachi Systems & Services’ shareholders subscribe to the Tender Offer.

Refer to “(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” with regard to the “Decision-Making Process of the Tender Offer” and “Details of Measures to Avoid Conflicts of Interest.”

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

Hitachi Systems & Services publicly announced its closing of accounts information for the first quarter of the 32nd fiscal term today, at the Tokyo Stock Exchange. A summary of Hitachi Systems & Services’ consolidated operating results and other financial information based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Systems & Services, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

1)	Operating Results (millions of yen)

Accounting Period	First Quarter of 32nd Business Period (From April 1, 2009 to June 30, 2009)
Revenues	22,372
Cost of sales	17,839
Selling, general and administrative expenses	4,530
Non-operating income	56
Non-operating expenses	27
Net income	15

Note: Revenues exclude consumption tax, etc.

2)	Data per Share (yen)

Accounting Period	First Quarter of 32nd Business Period (From April 1, 2009 to June 30, 2009)
Net income per share	0.59
Dividend per share	—
Net assets per share	1,388.66

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

-

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

-

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this news release is considered a primary recipient of information from the viewpoint of insider trading regulations. Hitachi accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Hitachi Systems & Services before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Hitachi notes that it will assume no responsibility whatsoever.

-

This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

-

The Tender Offer is targeted at the common stock of Hitachi Systems & Services, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

-

Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary,

Hitachi Plant Technologies

Tokyo, July 28, 2009 — Hitachi, Ltd. (NYSE: HIT/TSE: 6501/”Hitachi”) today announced that it has decided to acquire the common stock and stock acquisition rights of Hitachi Plant Technologies, Ltd. (Masaharu Sumikawa, President and Chief Executive Officer/TSE: 1970), by way of a tender offer (the “Tender Offer”).

1. Purpose of the Tender Offer

(1)	Outline of the Tender Offer

Hitachi currently holds 68.88% of Hitachi Plant Technologies’ issued shares, including indirect shareholdings of 0.74%, and thus accounts for Hitachi Plant Technologies as a consolidated subsidiary. Hitachi intends to acquire all of the issued shares of Hitachi Plant Technologies, the stock acquisition rights that were issued pursuant to the resolutions adopted at the Hitachi Plant Technologies Ordinary General Meeting of Shareholders held on June 29, 2005, and the Hitachi Plant Technologies Board of Directors’ meeting held on July 25, 2005, and the stock acquisition rights (the “3rd Stock Acquisition Rights”) that were issued pursuant to the resolution adopted at the Hitachi Plant Technologies Board of Directors’ meeting held on November 27, 2006 (the “FY2006 Stock Acquisition Rights”; collectively the “Stock Acquisition Rights” together with the “3rd Stock Acquisition Rights”) (exclusive of its treasury stock) in order to make Hitachi Plant Technologies a wholly owned subsidiary through the Tender Offer. The Tender Offer does not set maximum and minimum limits to the number of shares to be purchased.

According to Hitachi Plant Technologies, Hitachi Plant Technologies resolved to approve the Tender Offer, to recommend that the shareholders of Hitachi Plant Technologies subscribe to the Tender Offer and to leave the decision whether to subscribe to the Tender Offer regarding the Stock Acquisition Rights up to the discretion of the holders of the Stock Acquisition Rights at a meeting of its Board of Directors held today.

(2)	Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

The Hitachi Group, which consists of Hitachi Ltd., its subsidiaries and affiliated companies, conducts a wide range of business activities, from the development, production and sales of offerings to the provision of relevant services in seven business segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the severe economic environment of the worldwide structural recession that has been continuing since the second half of the previous fiscal year, the Hitachi Group must urgently optimize the allocation of the entire Group’s resources and accelerate the restructuring of the business portfolio to secure a foundation for future growth.

In particular, the market for the social and industrial infrastructure business, which includes power, transportation, roads, water and other public systems, as well as production facilities for the manufacturing industry, is expected to grow, especially in developing countries. Even in developed countries and regions that have already built a certain degree of social and industrial infrastructures, there is growing demand for renovation of social and industrial infrastructures, supported by advanced information and telecommunication systems. In addition, it is essential to build social infrastructures going forward that minimize the impact on the global environment.

Therefore, with its extensive track record in the conventional fields of both social infrastructure and information & telecommunication systems, as well as environmental-related businesses, the Hitachi Group intends to utilize that experience, expertise and technological capabilities to concentrate on the “social innovation business” that integrates the social infrastructure business with the information & telecommunication systems business.

Hitachi Plant Technologies was launched in April 2006 through the merger of Hitachi Plant Engineering & Construction Co., Ltd., Hitachi Kiden Kogyo, Ltd., Hitachi Industries Co., Ltd., and part of Hitachi, Ltd.’s Industrial Systems Group, to consolidate these companies’ strengths in engineering, MONOZUKURI (manufacturing) and construction, with the aim of creating a global company responsible for social and industrial infrastructure. Since its establishment, Hitachi Plant Technologies has been engaged in the development, design, manufacturing, sales, servicing and construction of social infrastructure systems, industrial systems, air-conditioning systems and energy systems as its main businesses, and has achieved steady growth through efforts to expand global market share and to enhance earnings strength.

Within the social innovation business that the Hitachi Group is emphasizing, the areas closely tied to Hitachi Plant Technologies include water cycle systems such as water production, waste water treatment, water recycling and water supply; air-conditioning systems including eco-conscious data centers; transportation systems; power systems including nuclear power plants, high-efficiency coal-fired power plants and smart grids (next-generation power networks); and industrial systems including the building of large-scale and comprehensive infrastructures and the construction of industrial plants.

All of these areas are targeted at global markets and have many large-scale projects at the national, regional and municipal levels, making it necessary to operate in an intensively competitive environment against global players. Among these large-scale projects, market growth can be expected in overseas projects, while it is indispensible to strengthen both strategic marketing capabilities and ability to assemble systems, in order to achieve a high level of stable earnings while providing highly reliable social infrastructures.

Going forward, Hitachi will respond to the growing need for new construction and renovation of social infrastructures in all regions around the world while providing safe and highly reliable social infrastructures. In order to do so, Hitachi is bolstering its ability to construct large-scale social and industrial information and telecommunication systems by organically fusing information and telecommunication systems with power and industrial systems, and strengthening its comprehensive marketing and solution capabilities in its core product lines, primarily in power and industrial systems. Meeting customer needs in an integrated and flexible manner will be an essential element for accelerating growth and increasing earnings strength.

Against this backdrop, from around April 2009 Hitachi and Hitachi Plant Technologies began discussing and investigating various measures to enhance the enterprise value of both companies. The resulting conclusion reached by both companies was for Hitachi to make Hitachi Plant Technologies a wholly owned subsidiary. By establishing a more stable capital relationship, Hitachi Plant Technologies will further strengthen its ties to the Hitachi Group and work with the Hitachi Group in the areas it has pursued to date and that are also important to the social innovation business being emphasized by the Hitachi Group, including water cycle systems, air-conditioning systems, transportation systems, power systems and industrial systems. Integrating the management of Hitachi Plant Technologies with the Hitachi Group will not only increase Hitachi Plant Technologies’ enterprise value, but is also seen being very beneficial in increasing the overall enterprise value of the Hitachi Group.

Specifically, having Hitachi Plant Technologies’ management integrated with Hitachi will enable Hitachi Plant Technologies to make maximum use of the Hitachi Group’s brand strength, capital strength and research infrastructure. This will reinforce the Hitachi Plant Technologies’ key components that functionalize various plants and its ability to assemble subsystems, strengthen the Hitachi Group’s core businesses and organically combine these elements for further enhancing their ability to provide total solutions, thereby allowing the Hitachi Group and Hitachi Plant Technologies to work more closely together. Hitachi believes this will make it possible to create further synergies in the following diverse fields:

Water cycle systems: Provide total solutions to the water issues that are becoming increasingly serious on a global scale, by supplying equipment and systems and managing and maintaining facilities. (Middle and Near East, Southeast Asia, etc.)

Air-conditioning systems: Provide solutions for energy savings at data centers, featuring monitoring and control technologies for IT equipment, including servers, which face the growing problem of increasing heat generation and a rapid increase in power consumption due to high density of servers etc., as well as air-conditioning equipment, including local cooling units for direct cooling of servers; and various environment control technologies, including clean rooms. (Europe, China, etc.)

Transportation systems: Provide one-stop solutions overseas, from supplying railway vehicles to laying track and building assembly, inspection and repair facilities. (Europe, the United States, Southeast Asia, etc.)

Power systems: Globally develop power plants by effectively allocating and managing personnel for local construction, promoting the use of modular construction methods and other rationalization expertise in construction. (Europe, the United States, Southeast Asia, West Asia, etc.)

Industrial systems: Increase the efficiency of design, engineering and construction works for the projects of building large-scale and comprehensive infrastructures and constructing industrial plants in developing countries. (Middle and Near East, China, etc.)

By working more closely together in these areas, Hitachi will be able to make products and systems commercially viable and bring them to market more quickly, and achieve additional Group synergies.

Even after making Hitachi Plant Technologies a wholly owned subsidiary, Hitachi intends to reinforce the businesses of Hitachi Plant Technologies by paying attention to its business features and the management that can fully utilize the operational and structural strengths.

(3)	Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

1) Acquisition of the valuation report on the equity value from an independent third-party appraiser

In determining the purchase price for the Tender Offer (the “Tender Offer Price”), Hitachi requested that Nomura Securities Co., Ltd.(“Nomura Securities”), a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Plant Technologies, calculate the equity value of Hitachi Plant Technologies as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Plant Technologies, Nomura Securities used the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi obtained the valuation report on the equity value of Hitachi Plant Technologies (the “Valuation Report”) from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

The range of valuations per share of common stock of Hitachi Plant Technologies calculated according to each method is as follows.

Average market share price method	¥376 to ¥474

Comparable company analysis method	¥284 to ¥503

DCF method	¥443 to ¥643

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥376 to ¥474 based on the closing price of Hitachi Plant Technologies’ common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, for the most recent one month, for the most recent three months and for the most recent six months.

Secondly, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥284 to ¥503, evaluating Hitachi Plant Technologies’ equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Plant Technologies.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥443 to ¥643 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Plant Technologies is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Plant Technologies’ estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Plant Technologies’ business plans, an interview with the management of Hitachi Plant Technologies, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Plant Technologies would accept the Tender Offer; the market share price trend of Hitachi Plant Technologies’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Plant Technologies, the final Tender Offer Price was determined at ¥610 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥610 represents a premium of 29.8% (rounded to the first decimal place) on the closing price of ¥470 of common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange on July 24, 2009. (*) It also represents a premium of 32.3% (rounded to the first decimal place) on the simple average of ¥461 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past one month (from June 25 to July 24, 2009), a premium of 33.2% (rounded to the first decimal place) on the simple average of ¥458 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past three months (from April 27 to July 24, 2009), and a premium of 62.2% (rounded to the first decimal place) on the simple average of ¥376 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past six months (from January 26 to July 24, 2009).

(*) The stock price of Hitachi Plant Technologies rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

The Tender Offer covers the Stock Acquisition Rights, which were issued as stock options for directors, executive officers and employees of Hitachi Plant Technologies. The exercise conditions of the Stock Acquisition Rights require that, in principle, the holder of the Stock Acquisition Rights shall be 1) a director, executive officer, corporate auditor or employee of Hitachi Plant Technologies or its subsidiary in the case of the 3rd Stock Acquisition Rights, and 2) a director, executive officer or employee of Hitachi Plant Technologies in the case of the FY2006 Stock Acquisition Rights, at the time the Stock Acquisition Rights are exercised. Since its is understood that Hitachi cannot exercise the Stock Acquisition Rights that Hitachi has purchased through the Tender Offer, the purchase price for the Stock Acquisition Rights has been set at ¥1 per stock acquisition right.

On the other hand, according to Hitachi Plant Technologies, Hitachi Plant Technologies requested that Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”), a financial adviser as a third-party appraiser independent of Hitachi and Hitachi Plant Technologies, evaluate and analyze the value of the common stock of Hitachi Plant Technologies (Mitsubishi UFJ Securities is not a related party of either Hitachi or Hitachi Plant Technologies.).

To collect and discuss the information that would be needed for the aforementioned analysis and evaluation, Mitsubishi UFJ Securities, a third-party appraiser, obtained information and received explanations from Hitachi Plant Technologies on the current status of its businesses, future profit plans and other matters. Mitsubishi UFJ Securities then evaluated and analyzed the equity value of Hitachi Plant Technologies based on the above information and filed preliminary data for equity value evaluation on July 27, 2009.

The methods used by Mitsubishi UFJ Securities to analyze the value of the common stock of Hitachi Plant Technologies are the market share price analysis, the comparable company analysis and the discounted cash flow analysis (the “DCF” analysis). The range of valuations per share of the common stock of Hitachi Plant Technologies using each of these methods is as follows.

Market Share Price Analysis:	¥376 to	¥461

Comparable Company Analysis:	¥450 to	¥631

DCF Analysis:	¥524 to	¥769

2) Legal advice from a law office

According to Hitachi Plant Technologies, Hitachi Plant Technologies obtained an opinion from Oka Myoga Kuroda Law Office, a legal adviser, on the legality of the procedures of the Tender Offer, guarantee of fairness, the procedures for avoiding any conflict of interest, the appropriateness of managerial judgment at a meeting of the Board of Directors of Hitachi Plant Technologies and other matters.

3) Approval of all the directors attending the Board of Directors’ meeting

Furthermore, according to Hitachi Plant Technologies, Hitachi Plant Technologies carefully deliberated on the terms and conditions of the Tender Offer, while referring to the above opinion, at a meeting of the Board of Directors held today, which was attended by seven Directors (including three outside Directors) out of the eight Directors (including four outside Directors). As a result, it has been concluded that the Tender Offer will contribute to the strengthening of Hitachi Plant Technologies’ operating base and the restructuring and future development of its business structure, and that the conditions of the Tender Offer are reasonable, providing the shareholders of Hitachi Plant Technologies with an opportunity to sell their shares of Hitachi Plant Technologies at a reasonable price. Therefore a resolution to approve the Tender Offer, to recommend that the shareholders of Hitachi Plant Technologies subscribe to the Tender Offer and to leave the decision whether to subscribe to the Tender Offer regarding the Stock Acquisition Rights up to the discretion of the holders of the Stock Acquisition Rights was made by unanimous approval of the attending Directors. (Hitachi Plant Technologies did not obtain an opinion on fairness from a third-party appraiser, the so-called Fairness Opinion.)

Again, according to Hitachi Plant Technologies, Hiroaki Nakanishi, an outside Director of Hitachi Plant Technologies, concurrently serves as an Executive Officer of Hitachi and therefore took no part in the deliberation and resolution on the Tender Offer from the viewpoint of avoiding any conflict of interest.

4) Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Plant Technologies with the opportunity to fully reflect on the application for the Tender Offer, and ensures the fairness of the Tender Offer Price.

(4)	Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition)

As described in “(1) Outline of the Tender Offer” above, Hitachi aims to make Hitachi Plant Technologies a wholly owned subsidiary and intends to acquire all the issued shares of Hitachi Plant Technologies (exclusive of Hitachi Plant Technologies shares held by Hitachi) through the Tender Offer and a series of subsequent procedures.

If Hitachi cannot acquire all the issued shares of Hitachi Plant Technologies (exclusive of its treasury stock) through the Tender Offer, Hitachi aims to acquire all the issued shares of Hitachi Plant Technologies (exclusive of Hitachi Plant Technologies shares held by Hitachi) by way of a share exchange with Hitachi Plant Technologies so that Hitachi will become a wholly owning parent company and Hitachi Plant Technologies will become a wholly owned subsidiary (the “Share Exchange”) after the Tender Offer. The Share Exchange intends to deliver Hitachi shares in compensation for the Hitachi Plant Technologies shares held by Hitachi Plant Technologies’ shareholders other than Hitachi. With the Share Exchange, all the Hitachi Plant Technologies shares (exclusive of Hitachi Plant Technologies shares held by Hitachi), including those that will not have been applied for the Tender Offer, will be wholly exchanged with Hitachi shares, and the shareholders of Hitachi Plant Technologies to whom one (1) or more Hitachi shares are allotted will become Hitachi’s shareholders. The Share Exchange is planned to be implemented through a simplified share exchange (kani kabushiki kokan), which is set forth in the main clause of Article 796, Paragraph 3 of the Companies Act, without approval at a General Meeting of Shareholders of Hitachi. Meanwhile, the Share Exchange may be implemented through a summary share exchange (ryakushiki kabushiki kokan), which is set forth in Article 784, Paragraph 1 of the Companies Act, without approval at a General Meeting of Shareholders of Hitachi Plant Technologies.

The share exchange ratio for the Share Exchange will be finally determined upon consultations between Hitachi and Hitachi Plant Technologies after the completion of the Tender Offer with due consideration of the interests of the respective shareholders of Hitachi and Hitachi Plant Technologies. In determining the compensation (Hitachi shares; provided, however, that if fractional shares less than one (1) share are to be allotted, sales price equivalent to such fractional shares will be distributed; the same shall apply hereinafter) to be received by the shareholders of Hitachi Plant Technologies through the Share Exchange, Hitachi Plant Technologies shares are expected to be evaluated to be equivalent in value to the purchase price for the Hitachi Plant Technologies shares of common stock in the Tender Offer.

Upon the Share Exchange, the shareholders of Hitachi Plant Technologies, which will become a wholly owned subsidiary of Hitachi, may request that Hitachi Plant Technologies purchase their shares in accordance with the procedures of the Companies Act and other applicable laws and regulations. In such a case, the purchase price would be determined in the last instance by a competent court.

The Share Exchange is scheduled to be implemented by around April 2010 at the latest.

Meanwhile, as described in “(1) Outline of the Tender Offer” above, Hitachi aims to make Hitachi Plant Technologies a wholly owned subsidiary and therefore intends to acquire all the Stock Acquisition Rights of Hitachi Plant Technologies through the Tender Offer. In the case that Hitachi cannot acquire all the Stock Acquisition Rights of Hitachi Plant Technologies through the Tender Offer, Hitachi may request that Hitachi Plant Technologies take necessary procedures to extinguish the Stock Acquisition Rights and Hitachi Plant Technologies may take necessary procedures to extinguish the Stock Acquisition Rights in response to such request from Hitachi.

(5)	Likelihood of the Delisting of the Shares and the Reasons thereof

As of the date hereof, the common stock of Hitachi Plant Technologies are listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange. As Hitachi has not set a maximum limit to the number of shares to be purchased in the Tender Offer, Hitachi Plant Technologies shares may be subject to delisting upon the fulfillment of certain predetermined procedures if the result of the Tender Offer falls under the respective delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange. In addition, even if the delisting standards are not met upon completion of the Tender Offer, the shares of Hitachi Plant Technologies are likely to be delisted in accordance with the delisting standards because Hitachi intends to make Hitachi Plant Technologies a wholly owned subsidiary through the Share Exchange, as described above in “(4) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition)”. Trading of common stock of Hitachi Plant Technologies will become unavailable on the Tokyo Stock Exchange and the Osaka Securities Exchange after the delisting.

(6)	Matters concerning Material Agreement regarding the Application to the Tender Offer between the Tender Offeror and Shareholders of the Target Company

Not applicable

2. Outline of the Tender Offer and Other Information

(1)	Outline of the Target Company

Corporate Name	Hitachi Plant Technologies, Ltd.

Description of Businesses	Development, design, production, sale, service and construction relating to social infrastructure systems, industrial systems, air-conditioning systems and energy systems, etc.

Date Established	June 10, 1929

Head Office	5-2, Higashi-Ikebukuro 4-chome, Toshima-ku, Tokyo, Japan

Name and Title of Representative	Masaharu Sumikawa, President and Chief Executive Officer

Paid-in Capital	¥12 billion (As of March 31, 2009)

Major Shareholders and Shareholdings	Hitachi, Ltd.	68.14%
	Japan Trustee Services Bank, Ltd.	2.94%
	Credit Suisse Securities Europe Limited (Standing proxy: Citibank Japan Ltd.)	1.64%
	Hitachi Plant Technologies Employees’ Shareholding Association	0.91%
	Nippon Life Insurance Company	0.66%
	Mizuho Bank, Ltd.	0.60%
	The Master Trust Bank of Japan, Ltd.	0.58%
	Bank of New York JASDEC Non-Treaty Account (Standing proxy: Mizuho Corporate Bank, Ltd.)	0.46%
	SUMITOMO LIFE INSURANCE COMPANY	0.33%
	The Daiichi Mutual Life Insurance Company	0.33%

	(As of March 31, 2009)

Relationships between the Tender Offeror and the Target Company	Capital Relationships	Hitachi holds 134,718,918 shares of Hitachi Plant Technologies, equivalent to a shareholding of 68.88% of the total number of issued shares, including indirect holdings of 0.74%. (As of March 31, 2009)

	Personnel Relationships	One Hitachi executive officer sits on Hitachi Plant Technologies’ Board of Directors.
	Transaction Relationships	Hitachi purchases industrial machinery from Hitachi Plant Technologies, outsources plant construction and conducts fund transactions under the Hitachi Group’s cash pooling system.
	Status as a Related Party	Hitachi Plant Technologies is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(2)	Tender Offer Period

1)	Initial Period of the Tender Offer in the Registration

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

2)	Possibility of Extending the Above Period upon Request of the Target Company

None

(3)	Tender Offer Price:

1)	¥610 per share of common stock

2)	¥1 per right of 3rd Stock Acquisition Rights

¥1 per right of FY2006 Stock Acquisition Rights

(4)	Basis of Calculation of the Tender Offer Price

1)	Basis of Calculation

(i) Common Stock

For reference in determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Plant Technologies, calculate the equity value of Hitachi Plant Technologies. To calculate the equity value of Hitachi Plant Technologies, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) The range of valuations per share of common stock of Hitachi Plant Technologies calculated according to each method is as follows.

Average market share price method	¥376 to	¥474

Comparable company analysis method	¥284 to	¥503

DCF method	¥443 to	¥643

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥376 to ¥474 based on the closing price of Hitachi Plant Technologies’ common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, for the most recent one month, for the most recent three months and for the most recent six months.

Under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥284 to ¥503, evaluating Hitachi Plant Technologies’ equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Plant Technologies.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥443 to ¥643 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Plant Technologies is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Plant Technologies’ estimated future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Plant Technologies’ business plans, a management interview conducted with Hitachi Plant Technologies, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Plant Technologies would accept the Tender Offer; the market share price trend of Hitachi Plant Technologies’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Plant Technologies, the final Tender Offer Price was determined at ¥610 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥610 represents a premium of 29.8% (rounded to the first decimal place) on the closing price of ¥470 of common stock of Hitachi Plant Technologies on the First Section of the Tokyo Stock Exchange on July 24, 2009. (*) It also represents a premium of 32.3% (rounded to the first decimal place) on the simple average of ¥461 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past one month (from June 25 to July 24, 2009), a premium of 33.2% (rounded to the first decimal place) on the simple average of ¥458 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past three months (from April 27 to July 24, 2009), and a premium of 62.2% (rounded to the first decimal place) on the simple average of ¥376 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Plant Technologies for the past six months (from January 26 to July 24, 2009).

(*) The stock price of Hitachi Plant Technologies rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

(ii) Stock Acquisition Rights

The Tender Offer covers the Stock Acquisition Rights, which were issued as stock options for directors, executive officers and employees of Hitachi Plant Technologies. The exercise conditions of the Stock Acquisition Rights require that, in principle, the holder of the Stock Acquisition Rights shall be 1) a director, executive officer, corporate auditor or employee of Hitachi Plant Technologies or its subsidiary in the case of the 3rd Stock Acquisition Rights, and 2) a director, executive officer or employee of Hitachi Plant Technologies in the case of the FY2006 Stock Acquisition Rights, at the time the Stock Acquisition Rights are exercised. Since its is understood that Hitachi cannot exercise the Stock Acquisition Rights that Hitachi has purchased through the Tender Offer, the purchase price for the Stock Acquisition Rights has been set at ¥1 per stock acquisition right.

2)	Background of the Valuation

(Background to the decision regarding the Tender Offer Price)

Hitachi Plant Technologies is a consolidated subsidiary of Hitachi. Within the social innovation business that the Hitachi Group is emphasizing, the areas closely tied to Hitachi Plant Technologies include water cycle systems such as water production, waste water treatment, water recycling and water supply; air conditioning systems including environmentally friendly data centers; transportation systems; power systems including nuclear power plants, high-efficiency coal-fired power plants and smart grids (next-generation power networks); and industrial systems including the building of large-scale and comprehensive infrastructures and the construction of industrial plants. All of these areas are targeted at global markets and have many large-scale projects at the national, regional and municipal levels, making it necessary to operate in an intensively competitive environment against global players. Among these large-scale projects, market growth can be expected in overseas projects, while it is indispensible to strengthen both strategic marketing capabilities and ability to assemble systems, in order to achieve a high level of stable earnings while providing highly reliable social infrastructures.

Going forward, Hitachi will respond to the growing need for new construction and renovation of social infrastructures in all regions around the world while providing safe and highly reliable social infrastructures. In order to do so, Hitachi is bolstering its ability to construct large-scale social and industrial information and telecommunication systems by organically fusing information and telecommunication systems with power and industrial systems, and strengthening its comprehensive marketing and solution capabilities in its core product lines, primarily in power and industrial systems. Meeting customer needs in an integrated and flexible manner will be an essential element for accelerating growth and increasing earnings strength.

Against this backdrop, from around April 2009 Hitachi and Hitachi Plant Technologies began discussing and investigating various measures to enhance the enterprise value of both companies. The resulting conclusion reached by both companies was for Hitachi to make Hitachi Plant Technologies a wholly owned subsidiary. By establishing a more stable capital relationship, Hitachi Plant Technologies will further strengthen its ties to the Hitachi Group and work with the Hitachi Group in the areas it has pursued to date and that are also important to the Social Innovation Business being emphasized by the Hitachi Group, including water cycle systems, air conditioning systems, transportation systems, power systems and industrial systems. Integrating the management of Hitachi Plant Technologies with Hitachi will not only increase Hitachi Plant Technologies’ enterprise value, but is also seen as being very beneficial in increasing the overall enterprise value of the Hitachi Group. Consequently, Hitachi decided to conduct the Tender Offer, and determined the Tender Offer Price resulting from the following backgrounds.

(i) Common Stock

(a) Name of the Third Party from Which Hitachi Obtained Valuations

In determining the Tender Offer Price, Hitachi, around May 2009, requested Nomura Securities as a financial adviser which is a third-party appraiser independent from Hitachi and Hitachi Plant Technologies, calculate the equity value of Hitachi Plant Technologies. Hitachi received the Valuation Report on the equity value of Hitachi Plant Technologies from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

(b) Outline of the Valuation Report

To calculate the equity value of Hitachi Plant Technologies, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of Hitachi Plant Technologies calculated according to each method is as follows.

Average market share price method	¥376 to ¥474

Comparable company analysis method	¥284 to ¥503

DCF method	¥443 to ¥643

(c) Process for Determining the Tender Offer Price Based on the Valuation Report

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Plant Technologies would accept the Tender Offer; the market share price trend of Hitachi Plant Technologies’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Plant Technologies, the final Tender Offer Price was determined at ¥610 per share of common stock by Hitachi’s President and Chief Executive Officer today.

(ii) Stock Acquisition Rights

The Tender Offer covers the Stock Acquisition Rights, which were issued as stock options for directors, executive officers and employees of Hitachi Plant Technologies. The exercise conditions of the Stock Acquisition Rights require that, in principle, the holder of the Stock Acquisition Rights shall be 1) a director, executive officer, corporate auditor or employee of Hitachi Plant Technologies or its subsidiary in the case of the 3rd Stock Acquisition Rights, and 2) a director, executive officer or employee of Hitachi Plant Technologies in the case of the FY2006 Stock Acquisition Rights, at the time the Stock Acquisition Rights are exercised. Since its is understood that Hitachi cannot exercise the Stock Acquisition Rights that Hitachi has purchased through the Tender Offer, the purchase price for the Stock Acquisition Rights has been set at ¥1 per stock acquisition right by Hitachi’s President and Chief Executive Officer today.

(Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest)

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

(a) Acquisition of the valuation report on the equity value from an independent third-party appraiser

To ensure the fairness of the Tender Offer Price, in determining the Tender Offer Price, Hitachi requested Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Plant Technologies, calculate the equity value of Hitachi Plant Technologies.

To calculate the equity value of Hitachi Plant Technologies, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report on the equity value of Hitachi Plant Technologies from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report as a reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Plant Technologies would accept the Tender Offer; the market share price trend of Hitachi Plant Technologies’ common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Plant Technologies, the final Tender Offer Price was determined at ¥610 per share of common stock by Hitachi’s President and Chief Executive Officer today.

On the other hand, according to Hitachi Plant Technologies, Hitachi Plant Technologies requested that Mitsubishi UFJ Securities, a financial adviser as a third-party appraiser independent of Hitachi and Hitachi Plant Technologies, evaluate and analyze the value of the common stock of Hitachi Plant Technologies (Mitsubishi UFJ Securities is not a related party of either Hitachi or Hitachi Plant Technologies.).

To collect and discuss the information that would be needed for the aforementioned analysis and evaluation, Mitsubishi UFJ Securities, a third-party appraiser, obtained information and received explanations from Hitachi Plant Technologies on the current status of its businesses, future profit plans and other matters. Mitsubishi UFJ Securities then evaluated and analyzed the equity value of Hitachi Plant Technologies based on the above information and filed preliminary data for equity value evaluation on July 27, 2009.

The methods used by Mitsubishi UFJ Securities to analyze the value of the common stock of Hitachi Plant Technologies are the market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of the common stock of Hitachi Plant Technologies using each of these methods is as follows.

Market Share Price Analysis:	¥376 to	¥461

Comparable Company Analysis:	¥450 to	¥631

DCF Analysis:	¥524 to	¥769

(b) Legal advice from a law office

According to Hitachi Plant Technologies, Hitachi Plant Technologies obtained an opinion from Oka Myoga Kuroda Law Office, a legal adviser, on the legality of the procedures of the Tender Offer, guarantee of fairness, the procedures for avoiding any conflict of interest, the appropriateness of managerial judgment at a meeting of the Board of Directors of Hitachi Plant Technologies and other matters.

(c) Approval of all the directors attending the Board of Directors meeting

Furthermore, according to Hitachi Plant Technologies, Hitachi Plant Technologies carefully deliberated on the terms and conditions of the Tender Offer, while referring to the above opinion, at a meeting of the Board of Directors held today, which was attended by seven Directors (including three outside Directors) out of the eight Directors (including four outside Directors). As a result, it has been concluded that the Tender Offer will contribute to the strengthening of Hitachi Plant Technologies’ operating base and the restructuring and future development of its business structure, and that the conditions of the Tender Offer are reasonable, providing the shareholders of Hitachi Plant Technologies with an opportunity to sell their shares of Hitachi Plant Technologies at a reasonable price. Therefore a resolution to approve the Tender Offer, to recommend that the shareholders of Hitachi Plant Technologies subscribe to the Tender Offer and to leave the decision whether to subscribe to the Tender Offer regarding the Stock Acquisition Rights up to the discretion of the holders of the Stock Acquisition Rights was made by unanimous approval of the attending Directors. (Hitachi Plant Technologies did not obtain an opinion on fairness from a third-party appraiser, the so-called Fairness Opinion.)

Again, according to Hitachi Plant Technologies, Hiroaki Nakanishi, an outside Director of Hitachi Plant Technologies, concurrently serves as an Executive Officer of Hitachi and therefore took no part in the deliberation and resolution on the Tender Offer from the viewpoint of avoiding any conflict of interest.

(d) Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Plant Technologies with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

3)	Relationship with the Appraiser

Nomura Securities is not a Related Party of Hitachi.

(5)	Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
63,121,235 shares	— shares	— shares

Notes:

1.	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

2.	Less-than-one-unit shares (tangen-miman-kabushiki) are also eligible for the Tender Offer. In addition, Hitachi Plant Technologies may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.

3.	Hitachi does not intend to acquire treasury stock held by Hitachi Plant Technologies through the Tender Offer.

4.	The maximum number of shares of Hitachi Plant Technologies to be acquired by Hitachi through the Tender Offer (in terms of shares) is stated in the “Number of Shares to be Purchased.” This number indicates the Hitachi Plant Technologies shares (63,121,235 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (133,276,584 shares) and the number of shares of treasury stock held by Hitachi Plant Technologies as of March 31, 2009 (1,056,079 shares), from the sum of the total number of issued shares of Hitachi Plant Technologies as of March 31, 2009 (195,590,898 shares), which are stated in the securities report of the 114th term filed by Hitachi Plant Technologies on June 24, 2009, and the number of Hitachi Plant Technologies shares (1,863,000 shares), which is stated in said report as the objective being subject to the Stock Acquisition Rights that existed as of March 31, 2009 (inclusive of the shares having been issued or transferred as a result of the exercise of the Stock Acquisition Rights on and after March 31, 2009, by the date hereof).

5.	Although the Stock Acquisition Rights may be exercised by the end of the Tender Offer Period, the shares of Hitachi Plant Technologies issued or transferred as a result of such exercise of rights are also eligible for the Tender Offer.

(6)	Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	133,276 units	(Shareholdings immediately before the Tender Offer: 69.07%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	780 units	(Shareholdings immediately before the Tender Offer: 0.40%)

Number of voting rights represented by shares to be purchased by the Tender Offer	63,121 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in the Target Company	192,965 units

Notes:

1.	The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.

2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendment thereof; the “Law”).

3.	The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (63,121,235 shares).

4.	Because the shares held by respective Special Related Parties (exclusive of its treasury stock held by Hitachi Plant Technologies being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator in the calculation of “Shareholdings after the Tender Offer.”

5.	The “Total number of voting rights held by all the shareholders in the Target Company” (1,000 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Plant Technologies as of March 31, 2009, which is stated in the securities report of the 114th term filed by Hitachi Plant Technologies on June 24, 2009. Because Hitachi has not set the maximum limit to the number of shares to be purchased in the Tender Offer, and all the shares issued by Hitachi Plant Technologies (exclusive of treasury stock held by Hitachi Plant Technologies but inclusive of Hitachi Plant Technologies shares that may be issued or transferred as a result of the Stock Acquisition Rights exercised by the last date of the Tender Offer Period) and the Stock Acquisition Rights are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (196,397 units) for the number of shares of Hitachi Plant Technologies (196,397,819 shares)—which corresponds to the number obtained by adding the number of Hitachi Plant Technologies shares subject to the Stock Acquisition Rights as of March 31, 2009 as stated in said securities report (inclusive of the shares of Hitachi Plant Technologies issued or transferred as a result of the Stock Acquisition Rights exercised by today after March 31, 2009) (1,863,000 shares) to the total number of issued shares of Hitachi Plant Technologies as of March 31, 2009 stated in said securities report (195,590,898 shares) and subtracting the number of shares of treasury stock held by Hitachi Plant Technologies as of March 31, 2009 as stated in said securities report (1,056,079 shares) —as the denominator.

6.	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(7)	Tender Offer Cost: ¥38,504 million

Note:	The Tender Offer Cost is calculated by multiplying 63,121,235 shares by the Tender Offer Price per share of ¥610, based on the assumption that all of the tendered shares are common stock.

(8)	Method of Settlement

1)	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2)	Commencement Date of Settlement

Friday, October 16, 2009

3)	Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to the address of its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

4)	Method of Returning Shares

In the event that Hitachi does not purchase all of the tendered shares in accordance with the conditions mentioned in “2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosing the Withdrawal” of “(9) Other Conditions and Methods of the Tender Offer” below, Hitachi will return shares by recovering the record to the status immediately before the shares were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If shares are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.) Hitachi will return the 3rd Stock Acquisition Rights and the FY2006 Stock Acquisition Rights by delivering the certificates of stock acquisition rights submitted when subscribing to the 3rd Stock Acquisition Rights; and the “documents indicating the information contained in the registers of stock acquisition rights”, “contracts for allotment of stock acquisition rights” and the documents required to request for the name transfer of the registers of stock acquisition rights subject to the completion of the Tender Offer submitted when subscribing to the FY2006 Stock Acquisition Rights, respectively, or by mailing those materials to the addresses of the tendering shareholders as per their instructions.

(9)	Other Conditions and Methods of the Tender Offer

1)	Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, Hitachi will purchase all of the tendered shares.

2)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 through 1.9 and 1.12 through 1.18, Item 2, Items 3.1 through 3.8, Item 4, Item 5 and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof; the “Enforcement Regulations”), Hitachi may withdraw the Tender Offer. If Hitachi decides to withdraw the Tender Offer, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3)	Conditions for Reducing the Tender Offer Price, Details thereof and Method of Disclosing the Reduction

If Hitachi Plant Technologies takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance. If Hitachi decides to reduce the Tender Offer Price, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice will also be purchased at the reduced Tender Offer Price.

4)	Matters concerning Tendering Shareholders’ Rights to Cancel Agreements

Any tendering shareholder may cancel agreements relating to the Tender Offer at any time during the Tender Offer Period. If tendering shareholders who tendered through the Tender Offer Agent intend to cancel agreements relating to the Tender Offer, they should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the Tender Offer Agent who accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that the Cancellation Statement sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period. If tendering shareholders who tendered through JOINVEST Securities Co., Ltd., the Sub-Agent, intend to cancel agreements relating to the Tender Offer, they must complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period in accordance with the instructions on the Sub-Agent’s website (https://www.joinvest.jp/).

The agents with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(other nationwide branch offices in Japan)

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels an agreement. In addition, Hitachi will bear the costs of returning tendered shares.

5)	Method of Disclosure if Conditions, etc., of the Tender Offer are Changed

If Hitachi decides to change the Tender Offer conditions, etc., Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, shares tendered before the public notice will also be purchased under the amended conditions.

6)	Method of Disclosure When Submitting an Amendment Statement

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, Hitachi will immediately announce details from the Amendment Statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. The Tender Offeror will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, Hitachi will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7)	Method of Disclosing Tender Offer Results

The Tender Offeror will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

(10)	Date of Public Notice of Commencement of the Tender Offer

Thursday, August 20, 2009

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

To delegate a part of its duties, the Tender Offer Agent has appointed the following company as a Sub-Agent:

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

3. Management Policy and Outlook after the Tender Offer

(1)	Management Policy after the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after the Tender Offer.

(2)	Outlook for Future Business Performance after the Tender Offer

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Other Information

(1)	Agreement between the Tender Offeror and the Target Company and/or Its Directors

According to Hitachi Plant Technologies, Hitachi Plant Technologies resolved to approve the Tender Offer, to recommend that the shareholders of Hitachi Plant Technologies subscribe to the Tender Offer and to leave the decision whether to subscribe to the Tender Offer regarding the Stock Acquisition Rights up to the discretion of the holders of the Stock Acquisition Rights at a meeting of its Board of Directors held today, which was attended by seven Directors (including three outside Directors) out of the eight Directors (including four outside Directors). The resolution was made by unanimous approval of the attending Directors.

Refer to “(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” with regard to the “Decision-Making Process of the Tender Offer” and “Details of Measures to Avoid Conflicts of Interest.”

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

Hitachi Plant Technologies publicly announced its closing of accounts information for the first quarter of the 115th fiscal term at the Tokyo Stock Exchange and the Osaka Securities Exchange today. A summary of Hitachi Plant Technologies’ consolidated operating results and other financial information based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Plant Technologies, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

1)	Operating Results (millions of yen)

Accounting Period	First Quarter of 115th Business Period (From April 1, 2009 to June 30, 2009)
Net sales	64,424
Cost of sales	57,391
Selling, general and administrative expenses	8,593
Non-operating income	207
Non-operating expenses	174
Net income (loss)	(901)

Note: Net sales exclude consumption tax, etc.

2)	Data per Share (yen)

Accounting Period	First Quarter of 115th Business Period (From April 1, 2009 to June 30, 2009)
Net income (loss) per share	(4.63)
Dividend per share	—
Net assets per share	505.40

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

-	In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this news release is considered a primary recipient of information from the viewpoint of insider trading regulations. Hitachi accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Hitachi Plant Technologies before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Hitachi notes that it will assume no responsibility whatsoever.

-	This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

-	The Tender Offer is targeted at the common stock of Hitachi Plant Technologies, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi to Commence Tender Offer for the Shares of its Subsidiary,

Hitachi Maxell

Tokyo, July 28, 2009 — Hitachi, Ltd. (NYSE: HIT/TSE: 6501) today announced that it has decided to acquire the common stock of Hitachi Maxell, Ltd. (Yoshito Tsunoda, President and Chief Executive Officer/TSE: 6810), by way of a tender offer (the “Tender Offer”).

1. Purpose of the Tender Offer

(1) Outline of the Tender Offer

Hitachi currently holds 51.67% of Hitachi Maxell’s issued shares, including indirect shareholdings of 0.30%, and thus accounts for Hitachi Maxell as a consolidated subsidiary. Hitachi intends to acquire all the issued shares of Hitachi Maxell (exclusive of its treasury stock) in order to make Hitachi Maxell a wholly owned subsidiary through the Tender Offer. The Tender Offer does not set maximum and minimum limits to the number of shares to be purchased.

According to Hitachi Maxell, its Board of Directors at its meeting held today resolved to approve the Tender Offer and to recommend shareholders to tender their shares to the Tender Offer.

(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer

The Hitachi Group, which consists of Hitachi, its subsidiaries and affiliated companies, conducts a wide range of business activities from the development, production and sales of offerings to the provision of relevant services in seven industry segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the severe economic environment of the worldwide structural recession that has been continuing since the second half of the previous fiscal year, the Hitachi Group must urgently optimize the allocation of the entire Group’s resources and accelerate the restructuring of the business portfolio to secure a foundation for future growth. The Group policy is to focus on the social innovation business to improve social infrastructure that is supported by highly reliable and efficient information and communication technologies.

To reinforce this social innovation business, the Hitachi Group believes it is necessary to concentrate its business resources on the lithium ion batteries business, which will be a key device of the industry along with motors, invertors and power semiconductors. Hitachi considers that the lithium ion rechargeable batteries business will also be a core device of the social innovation business consisting of information & telecommunication systems business, the power systems business, the environmental, industrial and transport systems businesses, and the social and urban systems businesses and of environment-friendly automotive systems business such as hybrid and electric automobile businesses.

Regarding Hitachi Maxell, Ltd., the dried batteries and magnetic tape divisions of Nitto Electric Industrial Co., Ltd. (currently Nitto Denko Corp.), were set up independently as Maxell Electric Industrial Co., Ltd., which commenced operations in 1961 and became Hitachi’s consolidated subsidiary in 1964, changing its corporate name to Hitachi Maxell, Ltd. Currently, in accordance with the long-term vision of “Breakthrough to New Horizons—challenge of seeking fresh possibilities” set in its medium-term business plan, Hitachi Maxell has been accelerating a change in its business portfolio to improve profitability and to ensure new growth toward the medium-term mission of “Change for Growth.” Specifically, Hitachi Maxell is concentrating its business resources in the priority businesses of “batteries,” “optical components” and “functional materials & components,” each of which has high potential of future growth and profitability. Hitachi Maxell promotes differentiation from competitors by optimizing its proprietary technologies and the development of high-value-added products to these three business areas. In its core Information Storage Media business, Hitachi Maxell will pursue higher profitability by introducing new products and reducing costs to restructure businesses.

Hitachi Maxell has been steadily expanding the business related to lithium ion rechargeable batteries, which is the core product line of its batteries business, one of its priority businesses. Specifically, in addition to products for mobile phones, which had been a main business field, Hitachi Maxell aims to expand its batteries business into power tools and electric-supported bicycles fields by developing new cylindrical products and laminated products in addition to conventional prismatic lithium ion rechargeable batteries. In February 2009, to supply electrode materials not only for consumer use but also for use in automobiles and industries, Hitachi Maxell established a new electrode manufacturing plant with high-speed and high-precision coating systems that harness its outstanding proprietary technologies.

The Hitachi Group and Hitachi Maxell have reinforced their collaborations in the lithium ion rechargeable batteries business. For instance, Hitachi and Hitachi Maxell have been using Hitachi’s laboratories to develop consumer-use lithium ion rechargeable batteries.

In 2004, Hitachi Maxell and Hitachi both invested in Hitachi Vehicle Energy, Ltd., which was established by the Hitachi Group and develops and sells lithium ion rechargeable batteries for automobiles. Harnessing Hitachi Maxell’s technological experience accumulated in the development and manufacture of consumer-use compact lithium ion rechargeable batteries, Hitachi and Hitachi Maxell have been collaborating in the research and development of highly reliable and safe lithium ion rechargeable batteries for automobiles and such collaborations have produced significant results in design, development and manufacturing of such products.

As announced in the news release dated April 17, 2009 by Hitachi titled “Promotion of the lithium ion rechargeable batteries business,” the Hitachi Group decided to further reinforce collaborations with Group companies including Hitachi Maxell, Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Vehicle Energy, Ltd., under its business strategy toward overall optimization, to promote a systems business using lithium ion rechargeable batteries and other rechargeable batteries as one of the core businesses. The Hitachi Group aims to strengthen its lithium ion rechargeable batteries related business with high quality and performance such as consumer-use lithium ion rechargeable batteries shipped a cumulative total of 600 million cells without recalled products (for collection and repair) and in-vehicle lithium ion rechargeable batteries promoted as commercialization of pioneering products. We also established the Battery Systems Division as of April 1, 2009, to integrate the lithium ion rechargeable batteries-related businesses across the Hitachi Group. In addition, the Hitachi Group newly established the Advanced Battery Research Center for R&D of materials for next-generation batteries.

In the business field of rechargeable batteries centering on lithium ion rechargeable batteries, although high growth is expected by the expansion of the market for products in which such batteries are used and their new applications, there is concern over intensifying competition due to an increase of new entrants in the consumer-use products business, among which there is pressure to lower the prices of finished products. There is also the strong public demand for the establishment of a comprehensive global environment and energy saving-related system based on lithium ion rechargeable batteries in the automobile and industrial sectors. Rechargeable batteries including lithium ion rechargeable batteries are essential to make internal-combustion systems electric-driven and for practical application of new energy that replaces fossil fuels. The Hitachi Group must reinforce a system that can flexibly address such customer needs in order to improve its growth and profitability of the Hitachi Group in the lithium ion rechargeable batteries business.

Under such circumstances, since the end of March 2009, Hitachi and Hitachi Maxell have discussed various measures to improve the enterprise value of both companies and concluded that Hitachi’s acquisition of Hitachi Maxell and making it a wholly owned subsidiary to establish a more stable capital relationship would be very beneficial to enhance the enterprise value not only of Hitachi Maxell but also of the entire Hitachi Group.

Specifically,

1)	First, Hitachi and Hitachi Maxell believe that both companies can favorably survive the competition in the automobile, industrial sectors and railway vehicles by aggressively combining the lithium ion batteries development capability, mass production technology and other tangible and intangible assets in the lithium ion batteries-related business areas that Hitachi Maxell has acquired in the consumer products field and Hitachi’s system capability and diverse business infrastructure, which are expected to become a reliable part of proposals for system solutions in industrial sectors where future development is expected. By combining all such capabilities and assets, Hitachi and Hitachi Maxell can enhance the development capability of products using lithium ion rechargeable batteries in these fields and accelerate the exploration of new applications. Hitachi and Hitachi Maxell also believe that Hitachi’s system solutions in the industrial sector will significantly differentiate both companies from other consumer product manufacturers that produce lithium ion rechargeable batteries by expanding the lithium ion batteries business that is a key device of the social innovation business along with motors, invertors and power semiconductors and by enhancing solution proposals which is integrated with such lithium-ion rechargeable batteries business and social and industry systems.

2)	Further, concerning research and development, in the markets for in-vehicle products and products for industrial and social infrastructure where future growth is expected, there will be many opportunities to apply Hitachi’s research resources for products and services and it will be relatively easier for collaborations between Hitachi Maxell and Hitachi to lead to tangible results. Both companies expect tighter technological collaborations based on the integrated management of the Hitachi and Hitachi Maxell to generate significant synergies.

3)	In the promising lithium ion batteries business, competitors will also concentrate their business resources in this field. However, Hitachi Maxell’s competitiveness is expected to be substantially improved by reinforcing the capital relationship with Hitachi. Through the integration, Hitachi Maxell will receive further credit, supported by the Hitachi’s sturdy financial base, thereby enabling Hitachi Maxell to make flexible judgments for larger-scale investments.

4)	In addition, by reinforcing the capital relationship between Hitachi Maxell and Hitachi, it will become possible to reduce the investment burden of Hitachi Maxell by sharing manufacturing lines with other Group companies such as Hitachi Vehicle Energy which engages in the manufacture of in-vehicle large-scale lithium ion rechargeable batteries. That will help reinforce the Group wide cost competitiveness too. Optimizing the Hitachi Group’s operating base more than ever, such fundamental advances will become possible.

It is also expected that Hitachi making Hitachi Maxell a wholly owned subsidiary and the establishment of a more stable capital relationship will be beneficial to Hitachi Maxell’s businesses other than the batteries business as well.

Specifically, with regard to computer tapes and video tapes for broadcasting, for which Hitachi Maxell holds high market shares, and storage and broadcasting and telecommunications equipment, on which Hitachi’s Information & Telecommunication Systems Group has been focusing, equipment and media has been developed at separate companies. In the future, however, Hitachi can expect faster product development and the acquisition of more customers through the collaboration between Hitachi Maxell and Hitachi, harnessing each company’s specialties and converging the development resources of both companies. It will also become possible to offer increasingly valuable and optimal solutions to customers. With regard to camera lens and optical pickup lens, which are mainstay products in the optical components business on which Hitachi Maxell is focusing, such as the lens for finger vein authentication systems, monitoring camera systems for crime prevention, in-vehicle cameras and BD/DVD/CD all-compatible drives that the Hitachi Group has commercialized, cooperation from the development stage will make it possible to differentiate them from other companies’ products and reinforce product competitiveness. Furthermore, as for adhesive tapes and adhesion technology in Hitachi Maxell’s Functional Materials & Components business, further reinforcement of competitiveness can be expected in the automobile and electronics fields developed by the Hitachi Group. In the medical field as well, synergies and the exploration of new markets can be expected, with such medical equipment as blood measurement devices and biomaterials and components such as bio-beads for DNA analysis. In addition, by optimizing the “Maxell” brand and sales channel that Hitachi Maxell has nurtured worldwide, significant reinforcement of Hitachi’s consumer products sales capability can be expected.

Through reinforcement of the capital relationship between Hitachi and Hitachi Maxell in these ways, integrated business management will help optimize all the businesses conducted by Hitachi Maxell including the “batteries” business, thereby enabling larger-scale and more effective investments compared with utilization of business resources such as for R&D and capital investments conducted solely by Hitachi or Hitachi Maxell.

Hitachi intends to reinforce Hitachi Maxell’s businesses, even after making it a wholly owned subsidiary, by not only respecting Hitachi Maxell’s self-initiatives and independence but also paying attention to Hitachi Maxell’s business features and the management that can fully utilize the operational and structural strength.

After making Hitachi Maxell its wholly owned subsidiary, Hitachi will strive for consistent growth of Hitachi Maxell in its priority areas by reinforcing Hitachi Maxell’s R&D capability and productivity through a stronger relationship with the Hitachi Group and the effective use of business resources.

Hitachi believes that the reinforcement of Hitachi Maxell’s business base and management base by such a strong relationship will lead to the improvement of the enterprise value of Hitachi Maxell and the entire Hitachi Group.

(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

1) Acquisition of the valuation report on the equity value received from an independent third-party appraiser

In determining the purchase price for the Tender Offer (the “Tender Offer Price”), Hitachi requested that Nomura Securities Co., Ltd., a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Maxell, calculate the equity value of Hitachi Maxell shares as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Maxell shares, Nomura Securities used the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi received the valuation report on the equity value of Hitachi Maxell (the “Valuation Report for Hitachi”) from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

The range of valuations per share of common stock of Hitachi Maxell calculated according to each method is as follows.

Average market share price method	¥920 to	¥1,214

Comparable company analysis method	¥1,280 to	¥1,463

DCF method	¥1,498 to	¥1,923

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥920 to ¥1,214 based on the closing price of Hitachi Maxell’s common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, the average closing price for the most recent one month, three months and six months.

Secondly, under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥1,280 to ¥1,463, evaluating Hitachi Maxell’s equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Maxell.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥1,498 to ¥1,923 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Maxell is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Maxell’s projected future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Maxell’s business plans, an interview with the management of Hitachi Maxell, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥1,740 represents a premium of 43.3% (rounded to the first decimal place) on the closing price of ¥1,214 of common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 48.6% (rounded to the first decimal place) on the simple average of ¥1,171 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past month (from June 25 to July 24, 2009), a premium of 57.6% (rounded to the first decimal place) on the simple average of ¥1,104 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past three months (from April 27 to July 24, 2009), and a premium of 89.1% (rounded to the first decimal place) on the simple average of ¥920 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past six months (from January 26 to July 24, 2009).

(*) The stock price of Hitachi Maxell rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the premium was calculated using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, for the past three months and for the past six months were made in the same manner.

On the other hand, according to Hitachi Maxell, for decision making concerning the Tender offer, Hitachi Maxell appointed Nikko Citigroup Limited a financial advisor that is independent of Hitachi and Hitachi Maxell as third-party appraiser. To make it a reference for inspecting the adequacy of the Tender Offer Price, Hitachi Maxell had Nikko Citigroup evaluate its share price and received the share price valuation report (the “Valuation Report for Hitachi Maxell”) on July 21, 2009. (According to Hitachi Maxell, Hitachi Maxell did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Nikko Citigroup.)

According to Hitachi Maxell, in the Valuation Report for Hitachi Maxell, Hitachi Maxell’s equity value is analyzed based on financial information and projections submitted by Hitachi Maxell under certain assumptions and conditions. To calculate share price of Hitachi Maxell, Nikko Citigroup used the average market share price method, the comparable companies multiplier comparison method, the comparable tender offer case premium analysis method and the DCF method.

According to Hitachi Maxell, the computation result using each share price computation method in the Valuation Report for Hitachi Maxell was as follows.

With the average market share price method, based on the average of the closing prices based on July 17, 2009, the record date, of the shares of Hitachi Maxell on the First Section of the Tokyo Stock Exchange for one month, three months and six months, the per share price of the shares of Hitachi Maxell was calculated to be ¥909 to ¥1,150. With the comparable companies multiplier comparison method, by comparing the share prices and financial indicators that show the profitability of listed companies operating in the same business as that of Hitachi Maxell, the per share price of the shares of Hitachi Maxell was calculated to be ¥1,066 to ¥1,782. With the comparable tender offer case premium analysis method, among the past tender offer cases announced in September 2007 and thereafter, those by a parent company to its listed subsidiary were picked and the relevant premiums for the average closing prices for a certain period before the tender offer were analyzed. Premiums for the average share prices for one month, three months and six months were approximately 53%, 42% and 32%, respectively. Applying these premiums for Hitachi Maxell’s average closing price for each period, the per share price of the shares of Hitachi Maxell was calculated to be ¥1,151 to¥1,820. Lastly, with the DCF method, Hitachi Maxell’s share price was evaluated by estimating and discounting future free cash flows that Hitachi Maxell will produce by a certain discount rate to give their present values assuming Hitachi Maxell’s future revenue projections and business/investment plans, etc. Using the DCF method, the per share price of the shares of Hitachi Maxell was calculated to be ¥1,544 to ¥1,788.

According to Hitachi Maxell, Hitachi Maxell heard Nikko Citigroup’s explanation on the Valuation Report for Hitachi Maxell at the meeting of the Board of Directors held on July 22, 2009.

According to Hitachi Maxell, based on the advice from the financial adviser, Nikko Citigroup, and the legal adviser, Nagashima Ohno & Tsunematsu, Hitachi Maxell’s Board of Directors carefully inspected the Valuation Report for Hitachi Maxell from Nikko Citigroup, the conditions of the Tender Offer, the possibility of the use of the business resources held by Hitachi and the operational and financial synergies captured by Hitachi making Hitachi Maxell its wholly owned subsidiary. During such inspection, the Board fully respected opinions of the Special Committee. As a result, the Board determined that becoming a wholly owned subsidiary of Hitachi by accepting the Tender Offer will be beneficial to the improvement of Hitachi Maxell’s enterprise value and the interests of all shareholders. The Tender Offer Price and other conditions are adequate, and the protection of the interests of Hitachi Maxell’s minority shareholders is fully considered. The Board judged the Tender Offer to offer Hitachi Maxell’s shareholders reasonable opportunities to sell their stock at an appropriate price. For these reasons, Hitachi Maxell’s Board of Directors at its meeting held today, determined to approve the Tender Offer and to recommend that the shareholders subscribe to the Tender Offer.

2) Setting up a third-party committee in Hitachi Maxell

In addition, according to Hitachi Maxell, to ensure the fairness of the Tender Offer and raise the transparency and objectiveness of the transactions, Hitachi Maxell’s Board of Directors established a Special Committee on June 26, 2009. The Board determined to consult the Special Committee when inspecting and discussing the content of opinions to be disclosed concerning the Tender Offer. According to Hitachi Maxell, as members of the Special Committee, Hitachi Maxell selected five members who are independent from Hitachi and Hitachi Maxell: Yoshiya Kawamata (Lawyer; Professor at Kyoto University); Yuji Yamamoto (Certified Public Accountant; Representative Director and President, Huron Consulting Group, Ltd.); Susumu Miyoshi and Teruhiko Yoshikawa, who were Hitachi Maxell’s Outside Directors until June 2009; and Tetsuo Horiuchi, who is currently an Outside Director of Hitachi Maxell.

According to Hitachi Maxell, since July 1, 2009, while paying full attention to minority shareholders’ interests being protected, the Special Committee has inspected the detail of the opinions to be announced by Hitachi Maxell’s Board of Directors in view of whether the Tender Offer contributes to the improvement of Hitachi Maxell’s enterprise value and the interests of all shareholders as well as the interests of all stakeholders including Hitachi Maxell’s employees. During the inspection, the Special Committee referred to the Valuation Report for Hitachi Maxell submitted by Nikko Citigroup, Hitachi Maxell’s financial adviser, and heard an explanation on the valuation of Hitachi Maxell’s share price from Nikko Citigroup. According to Hitachi Maxell, in this process, the Special Committee prudently inspected and discussed the matters addressed by Hitachi Maxell’s Board of Directors. As a result, it reached the unanimous conclusion that it is reasonable to judge that the Tender Offer will contribute to the improvement of Hitachi Maxell’s enterprise value and the interests of all shareholders, the Tender Offer Price is set within an appropriate range and the interests of Hitachi Maxell’s minority shareholders are considered in determining the price. As of July 22, 2009, the Committee reported these judgments to Hitachi Maxell’s Board of Directors.

3) Legal advice from an independent law office

Again, according to Hitachi Maxell, Hitachi Maxell’s Board of Directors appointed Nagashima Ohno & Tsunematsu that is independent of Hitachi and Hitachi Maxell as a legal advisor and received their advice concerning the Board of Directors’ decision- making methods and process including various procedures for the Tender Offer.

4) Approval of all the directors attending the Board of Directors’ meeting

According to Hitachi Maxell, the Board of Directors at its meeting held today, expressed approval of the Tender Offer and made a resolution to recommend shareholders to subscribe to the Tender Offer. This meeting was attended by all directors other than Michiharu Nakamura and Isao Uchigasaki and the resolution was made unanimously by all the attending directors. According to Hitachi Maxell, among Hitachi Maxell’s directors, Michiharu Nakamura, who concurrently serves as a director of Hitachi, and Isao Uchigasaki, who concurrently serves as a director of Hitachi’s subsidiary, did not participate in the discussions and resolution by the Board of Directors concerning the Tender Offer to avoid any conflict of interest. The two also were not involved in negotiations with Hitachi representing Hitachi Maxell.

5) Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Maxell with the opportunity to reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

(4) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition)

As described in agenda Item (1) Outline of the Tender Offer above, Hitachi aims to make Hitachi Maxell a wholly owned subsidiary and intends to do so through the Tender Offer and a series of subsequent procedures to be implemented by around April 2010 at the latest.

If Hitachi cannot acquire all the issued shares of Hitachi Maxell (exclusive of its treasury stock) through the Tender Offer, Hitachi aims to acquire all the issued shares of Hitachi Maxell (exclusive of Hitachi Maxell shares held by Hitachi) by way of a share exchange with Hitachi Maxell so that Hitachi will become a wholly owning parent company and Hitachi Maxell will become a wholly owned subsidiary (the “Share Exchange”) after the Tender Offer. The Share Exchange intends to deliver Hitachi shares as consideration for the Hitachi Maxell shares held by Hitachi Maxell’s shareholders other than Hitachi. With the Share Exchange, all the Hitachi Maxell shares (exclusive of Hitachi Maxell shares held by Hitachi), including those that will not have been applied for the Tender Offer, will be wholly exchanged with Hitachi shares, and the shareholders of Hitachi Maxell to whom one (1) or more Hitachi shares are allotted will become Hitachi’s shareholders. The Share Exchange is planned to be implemented through a simplified share exchange (kani kabushiki kokan), which is set forth in the main clause of Article 796, Paragraph 3 of the Companies Act, without approval at a General Meeting of Shareholders of Hitachi. Meanwhile, the Share Exchange may be implemented through a summary share exchange (ryakushiki kabushiki kokan), which is set forth in Article 784, Paragraph 1 of the Companies Act, without approval at a General Meeting of Shareholders of Hitachi Maxell.

The share exchange ratio for the Share Exchange will be finally determined upon consultations between Hitachi and Hitachi Maxell after the completion of the Tender Offer with due consideration of the interests of the respective shareholders of Hitachi and Hitachi Maxell. In determining the compensation (Hitachi shares; provided, however, that if fractional shares less than one (1) share are to be allotted, sales price equivalent to such fractional shares will be distributed; the same shall apply hereinafter) to be received by the shareholders of Hitachi Maxell through the Share Exchange, Hitachi Maxell shares are expected to be evaluated to be equivalent in value to the purchase price for the Hitachi Maxell shares of common stock in the Tender Offer.

Upon the Share Exchange, the shareholders of Hitachi Maxell, which will become a wholly owned subsidiary of Hitachi, may request that Hitachi Maxell purchase their shares in accordance with the procedures of the Companies Act and other applicable laws and regulations. In such a case, the purchase price would be determined in the last instance by a competent court.

In case the U.S. shareholders hold more than 10% of Hitachi Maxell’s common stock as of a designated record date after settlement of the Tender Offer (The holding ratio is computed pursuant to the U.S. Securities Act of 1933)) and Hitachi’s obligation to submit a registration statement based on the U.S. Securities Act of 1933 arises, Hitachi plans to make Hitachi Maxell a wholly owned subsidiary by the following methods.

Specifically, after the Tender Offer comes into effect, Hitachi intends to request that Hitachi Maxell hold an extraordinary general meeting of shareholders (the “Extraordinary Shareholders’ Meeting”), which would include in the agenda Items 1) through 3) as follows: 1) The Articles of Incorporation of Hitachi Maxell shall be partly amended to make Hitachi Maxell a corporation issuing class shares (shurui kabushiki hakkou kaisha) under the Companies Act; 2) The Articles of Incorporation of Hitachi Maxell shall be partly amended to the effect that all issued shares of common stock of Hitachi Maxell shall be appended with a call provision (zenbu-shutoku-joko) (a provision regarding the redeemable right of Hitachi Maxell for all the shares as stipulated in Article 108, Paragraph 1, Item 7 of the Companies Act; hereinafter the same shall apply); and 3) a different class of Hitachi Maxell shares shall be issued by Hitachi Maxell in exchange for acquiring all the stocks with the call provision of Hitachi Maxell (exclusive of its treasury stock).

Furthermore, as Hitachi Maxell will be made into a corporation issuing class shares under the Companies Act on the condition that agenda Item 1) above is approved by the Extraordinary Shareholders’ Meeting, with respect to agenda Item 2), pursuant to Article 111, Paragraph 2, Item 1 of the Companies Act, it will be necessary, in addition to the resolution adopted by the Extraordinary Shareholders’ Meeting, to have a resolution at a meeting of shareholders with class shares (the “Class Shareholders’ Meeting”), at which the participants will be shareholders who hold all the stocks with the call provision of Hitachi Maxell. For this purpose, Hitachi will also request that Hitachi Maxell hold the Class Shareholders’ Meeting to include agenda Item 2) above for partial amendment to the Articles of Incorporation. Meanwhile, Hitachi will approve the respective agenda items above at the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

If all of the above procedures are completed, all shares issued by Hitachi Maxell will be subject to the call provision and shall be acquired by Hitachi Maxell (exclusive of its treasury stock) and a different class of Hitachi Maxell shares shall be delivered to such shareholders of Hitachi Maxell as consideration for such acquisition by Hitachi Maxell. Shareholders who are to receive fractions of the different class of Hitachi Maxell shares will receive cash as consideration, which will be obtained through a sale of the different class of Hitachi Maxell shares that correspond to the sum of all such fractions (including the purchase of a whole or a part of the sum of such fractions by Hitachi Maxell) (fractions of the aggregate number to be rounded down) through the procedures pursuant to Article 234 of the Companies Act and other applicable laws and regulations. The selling price of the different class of Hitachi Maxell shares corresponding to the sum of all such fractions (and the cash amount to be delivered to each of the relevant shareholders, resulting from the sale of the aggregate number of fractions) is expected to be calculated on the basis of the Tender Offer Price. Although the class and number of shares of Hitachi Maxell to be delivered as consideration for the acquisition of the stocks with the call provision of Hitachi Maxell have not been determined today, Hitachi intends to request Hitachi Maxell to determine that the shares that must be delivered to shareholders who have not tendered the Tender Offer other than Hitachi shall be limited to such fractions of the different class of Hitachi Maxell for the purpose of enabling Hitachi to acquire all the issued shares of Hitachi Maxell (exclusive of its treasury stock).

As provisions to protect the rights of minority shareholders in connection with the above respective procedures, the Companies Act provides that (i) in the event that the Articles of Incorporation are partly amended to the effect that all the common stock issued by Hitachi Maxell shall be subject to the call provision as stated in agenda Item 2) above, any shareholder may request that Hitachi Maxell purchase his/her shares in accordance with Articles 116 and 117 of the Companies Act and other applicable laws and regulations, and that (ii) in the case where acquisition of all the stocks with the call provision, as described in agenda Item 3) above, has been resolved by the General Meeting of Shareholders, any shareholder may file a petition for determination of a fair price for the acquisition in accordance with Article 172 of the Companies Act and other applicable laws and regulations. In addition, the purchase price and the acquisition price per share under (i) and (ii) above would be determined in the last instance by a competent court.

With regard to the above procedures, there is a possibility that Hitachi may request Hitachi Maxell to conduct another method that would have similar effects depending on such factors as Hitachi’s holding status of Hitachi Maxell shares after the Tender Offer, the holding status of Hitachi Maxell shares by shareholders other than Hitachi, or the interpretation of the competent authorities on the applicable laws and regulations or the like and such steps might require some time to be successfully completed. Even in such a case, however, Hitachi intends to make Hitachi Maxell a wholly owned subsidiary by adopting the method of finally delivering cash to shareholders of Hitachi Maxell other than Hitachi. In such cases, the resulting cash amount to be delivered to the relevant shareholders is also expected to be calculated on the basis of the Tender Offer Price.

The Tender Offer is not intended to solicit shareholders of Hitachi Maxell to vote in favor of the proposals to be put to the Extraordinary Shareholders’ Meeting and the Class Shareholders’ Meeting.

(5) Likelihood of the Delisting of the Shares and the Reasons thereof

As of the date hereof, the common stock of Hitachi Maxell is listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange. As Hitachi has not set the maximum limit to the number of shares to be purchased through the Tender Offer, Hitachi Maxell shares may be subject to delisting upon the fulfillment of certain predetermined procedures if the result of the Tender Offer falls under the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange. In addition, even if the delisting standards are not met upon completion of the Tender Offer, the shares of Hitachi Maxell will be delisted in accordance with the delisting standards because Hitachi intends to make Hitachi Maxell a wholly owned subsidiary in accordance with the procedures set forth in Item (4) Policy on Matters including Organizational Restructuring after the Tender Offer (Matters concerning the so-called Two-Step Acquisition). Trading of common stock of Hitachi Maxell will become unavailable on the Tokyo Stock Exchange and the Osaka Securities Exchange after the delisting.

(6) Matters concerning Material Agreement regarding the Application to the Tender Offer between Hitachi and Shareholders of Hitachi Maxell

Not applicable

2. Outline of the Tender Offer and Other Information

(1) Outline of the Target Company

Corporate Name	Hitachi Maxell, Ltd.

Description of Businesses	Manufacturing and marketing of Information Storage Media, Batteries and Material-Device-Electronic Appliances.

Date Established	September 3, 1960

Head Office	1-88, Ushitora 1-chome, Ibaraki-shi, Osaka

Name and Title of Representative	Yoshito Tsunoda, President and Chief Executive Officer

Paid-in Capital	¥12,203 million (As of March 31, 2009)

Major Shareholders and Shareholdings	Hitachi, Ltd.	51.37%
	Japan Trustee Services Bank, Ltd.	8.46%
	The Master Trust Bank of Japan, Ltd.	4.70%
	State Street Bank and Trust Company 505019 (Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	1.41%
	CBNY DFA International Cap Value Portfolio (Standing proxy: Citibank Japan Ltd.)	1.01%
	TAM TWO (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.96%
	The Nomura Trust and Banking Co., Ltd.	0.80%
	Trust & Custody Services Bank, Ltd.	0.76%
	State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	0.62%
	RBC Dexia Investor Service Bank Account Luxembourg Non-Resident Domestic Rate (Standing proxy agent: Standard Chartered Bank)	0.61%
	(As of March 31, 2009)

Relationships between Hitachi and Hitachi Maxell	Capital Relationships	Hitachi holds 51,426,930 shares of Hitachi Maxell, equivalent to a shareholding of 51.67% of the total number of issued shares, including indirect holdings of 0.30%. (As of March 31, 2009)
	Personnel Relationships	One Hitachi director sits on Hitachi Maxell’s Board of Directors.
	Transaction Relationships	Hitachi conducts fund transactions with Hitachi Maxell under the Hitachi Group’s cash pooling system.
	Status as a Related Party	Hitachi Maxell is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(2) Tender Offer Period

1) Initial Period of the Tender Offer in the Registration

From Thursday, August 20, 2009 to Thursday, October 8, 2009 (both inclusive) (33 business days)

2) Possibility of Extending the Above Period upon Request of Hitachi Maxell

None.

(3) Tender Offer Price: ¥1,740 per share of common stock

(4) Basis of Calculation of the Tender Offer Price

1) Basis of Calculation

For reference in determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Maxell, calculate the equity value of Hitachi Maxell shares. To calculate the equity value of Hitachi Maxell shares, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.) The range of valuations per share of common stock of Hitachi Maxell calculated according to each method is as follows.

Average market share price method	¥920 to	¥1,214

Comparable company analysis method	¥1,280 to	¥1,463

DCF method	¥1,498 to	¥1,923

First, under the average market share price method, Nomura Securities judged the range per share of common stock to be ¥920 to ¥1,214 based on the closing price of Hitachi Maxell’s common stock on the First Section of the Tokyo Stock Exchange on the record date of July 24, 2009, the average closing price for the most recent one week, for the most recent one month, for the most recent three months and for the most recent six months.

Under the comparable company analysis method, Nomura Securities judged the range per share of common stock to be ¥1,280 to ¥1,463, evaluating Hitachi Maxell’s equity value by comparing share prices and financial indicators such as the profitability of listed companies engaged in relatively similar businesses to those of Hitachi Maxell.

Finally, under the DCF method, Nomura Securities judged the range per share of common stock to be ¥1,498 to ¥1,923 after analyzing enterprise value and equity value by discounting free cash flows Hitachi Maxell is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Maxell’s projected future profits from the fiscal year ending March 31, 2010 and later, taking into consideration Hitachi Maxell’s business plans, an interview with the management of Hitachi Maxell, recent business performance, public information disclosures and other contributing factors.

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

The Tender Offer Price per share of ¥1,740 represents a premium of 43.3% (rounded to the first decimal place) on the closing price of ¥1,214 of common stock of Hitachi Maxell on the First Section of the Tokyo Stock Exchange on July 24, 2009(*). It also represents a premium of 48.6% (rounded to the first decimal place) on the simple average of ¥1,171 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past month (from June 25 to July 24, 2009), a premium of 57.6% (rounded to the first decimal place) on the simple average of ¥1,104 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past three months (from April 27 to July 24, 2009), and a premium of 89.1% (rounded to the first decimal place) on the simple average of ¥920 (rounded to the nearest yen) of the closing share prices of common stock of Hitachi Maxell for the past six months (from January 26 to July 24, 2009).

(*) The stock price of Hitachi Maxell rose following a news report regarding the business restructuring of the Hitachi Group on July 27, 2009, which is the day before the day when the aforementioned decision was made by Hitachi’s President and Chief Executive Officer. Considering this rise in the stock price, the calculation of the premium was made using the stock price on July 24, 2009, a business day before July 27, 2009. The calculations of the respective premiums on the simple average of the closing share prices of common stock for the past one month, the past three months and the past six months were made in the same manner.

2) Background of the Valuation

(Background to the decision regarding the Tender Offer Price)

Hitachi Maxell is a consolidated subsidiary of Hitachi. The Hitachi Group and Hitachi Maxell have reinforced their collaborations in the lithium ion batteries business.

In the business field of rechargeable batteries centering on lithium ion rechargeable batteries, although high growth is expected by the expansion of the market for products in which such batteries are used and their new applications, there is concern over intensifying competition due to an increase of new entrants in the consumer-use products business, there is pressure to lower the prices of finished products. Given the strong public demand for the establishment of a comprehensive global environment and energy saving-related system based on lithium ion rechargeable batteries in the automobile and industrial sectors, rechargeable batteries including lithium ion rechargeable batteries are essential to make internal-combustion system electric-driven and for practical application of new energy that replaces fossil fuel. The Hitachi Group must reinforce a system that can flexibly address such customer needs in order to improve the growth and profitability of the Hitachi Group in the lithium ion batteries business.

Under such circumstances, since the end of March 2009, Hitachi and Hitachi Maxell have discussed various measures to improve the enterprise value of both companies and concluded that Hitachi’s acquisition of Hitachi Maxell and making it a wholly owned subsidiary to establish a more stable capital relationship would be very beneficial to enhance the enterprise value not only of Hitachi Maxell but also of the entire Hitachi Group. Through the acquisition, the relationship between the Hitachi Group and Hitachi Maxell will be further reinforced and the integrated management of the Hitachi Group and Hitachi Maxell will realize synergies in Hitachi’s social innovation business and lithium ion batteries business as well as Hitachi Maxell’s batteries business and all the other businesses. Consequently, Hitachi determined to conduct the Tender Offer and decided on the Tender Offer Price in the following manner.

(i)	Name of the Third Party from Which Hitachi Obtained Valuations

In determining the Tender Offer Price, Hitachi in May 2009 requested that Nomura Securities, a financial adviser as a third-party appraiser independent from Hitachi and Hitachi Maxell, calculate the equity value of Hitachi Maxell shares. Hitachi received the Valuation Report for Hitachi on the equity value of Hitachi Maxell shares from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of its valuations of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

(ii)	Outline of the Valuation Report for Hitachi

To calculate the equity value of Hitachi Maxell shares, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. The range of valuations per share of common stock of Hitachi Maxell calculated according to each method is as follows.

Average market share price method	¥920 to	¥1,214

Comparable company analysis method	¥1,280 to	¥1,463

DCF method	¥1,498 to	¥1,923

(iii)	Process for Determining the Tender Offer Price Based on the Valuation Report for Hitachi

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

(Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest)

Hitachi principally took into consideration the following matters to ensure the fairness of the Tender Offer.

(i)	Acquisition of the valuation report on the equity value from the Independent Third-Party Appraiser

In determining the Tender Offer Price, Hitachi requested that Nomura Securities, a financial adviser and third-party appraiser independent from Hitachi and Hitachi Maxell, calculate the equity value of Hitachi Maxell shares as one of the measures to ensure the fairness of the Tender Offer Price.

To calculate the equity value of Hitachi Maxell shares, Nomura Securities used the average market share price method, the comparable company analysis method and the DCF method. Hitachi received the Valuation Report for Hitachi from Nomura Securities today. (Hitachi did not obtain an opinion on the fairness of the valuation results of the Tender Offer Price, the so-called Fairness Opinion, from Nomura Securities.)

Hitachi took into account the valuation results received from Nomura Securities using each method in its Valuation Report for Hitachi as reference and comprehensively considered examples of premiums added as of determining tender offer prices in past examples of tender offers for shares by entities other than issuers; whether the Board of Directors of Hitachi Maxell would accept the Tender Offer; the market share price trend of Hitachi Maxell’s common stock; the expected number of subscriptions to the Tender Offer; and other factors. Furthermore, taking into account the results of consultations and negotiations with Hitachi Maxell, the final Tender Offer Price was determined at ¥1,740 per share of common stock by Hitachi’s President and Chief Executive Officer today.

On the other hand, according to Hitachi Maxell, Hitachi Maxell appointed Nikko Citigroup Limited a financial advisor that is independent of Hitachi and Hitachi Maxell as third-party appraiser. To make it a reference for inspecting the adequacy of the Tender Offer Price, Hitachi Maxell had Nikko Citigroup evaluate its share price and received the Valuation Report for Hitachi Maxell as of July 21, 2009. (According to Hitachi Maxell, Hitachi Maxell did not obtain an opinion on the fairness of the Tender Offer Price, the so-called Fairness Opinion, from Nikko Citigroup.)

According to Hitachi Maxell, in the Valuation Report for Hitachi Maxell, Hitachi Maxell’s equity value is analyzed based on financial information and projections submitted by Hitachi Maxell under certain assumptions and conditions. To calculate share price of Hitachi Maxell, Nikko Citigroup used the average market share price method, the comparable companies multiplier comparison method, the comparable tender offer case premium analysis method and the DCF method.

According to Hitachi Maxell, the computation result using each share price computation method in the Valuation Report for Hitachi Maxell was as follows.

With the average market share price method, based on the average of the closing prices based on July 17, 2009, the record date, of the shares of Hitachi Maxell on the First Section of the Tokyo Stock Exchange for one month, three months and six months, the per share price of the shares of Hitachi Maxell was calculated to be ¥909 to ¥1,150. With the comparable companies multiplier comparison method, by comparing the share prices and financial indicators that show the profitability of listed companies operating in the same business as that of Hitachi Maxell, the per share price of the shares of Hitachi Maxell was calculated to be ¥1,066 to ¥1,782. With the comparable tender offer case premium analysis method, among the past tender offer cases announced in September 2007 and thereafter, those by a parent company to its listed subsidiary were picked and the relevant premiums for the average closing prices for a certain period before the tender offer were analyzed. Premiums for the average share prices for one month, three months and six months were approximately 53%, 42% and 32%, respectively. Applying these premiums for Hitachi Maxell’s average closing price for each period, the per share price of the shares of Hitachi Maxell was calculated to be ¥1,151 to ¥1,820. Lastly, with the DCF method, Hitachi Maxell’s share price was evaluated by estimating and discounting future free cash flows that Hitachi Maxell will produce by a certain discount rate to give their present values assuming Hitachi Maxell’s future revenue projections and business and investment plans, etc. Using the DCF method, the per share price of the shares of Hitachi Maxell was calculated to be ¥1,544 to ¥1,788.

According to Hitachi Maxell, Hitachi Maxell heard Nikko Citigroup’s explanation on the Valuation Report for Hitachi Maxell at the meeting of the Board of Directors held on July 22, 2009.

According to Hitachi Maxell, based on the advice from the financial adviser, Nikko Citigroup, and the legal adviser, Nagashima Ohno & Tsunematsu, Hitachi Maxell’s Board of Directors carefully inspected the report from the Special Committee, the Valuation Report for Hitachi Maxell from Nikko Citigroup, the conditions of the Tender Offer, the possibility of the use of the business resources held by Hitachi and the operational and financial synergies captured by Hitachi making Hitachi Maxell its wholly owned subsidiary. As a result, the Board determined that becoming a wholly owned subsidiary of Hitachi by accepting the Tender Offer will be beneficial to the improvement of Hitachi Maxell’s enterprise value and the interests of all shareholders. The Tender Offer Price and other conditions are adequate, and the protection of the interests of Hitachi Maxell’s minority shareholders is fully considered. The Board judged the Tender Offer to offer Hitachi Maxell’s shareholders reasonable opportunities to sell their stock at an appropriate price. For these reasons, Hitachi Maxell’s Board of Directors at its meeting held today, determined to approve the Tender Offer and to recommend that the shareholders subscribe to the Tender Offer.

(ii)	Setting up a third-party committee in Hitachi Maxell

In addition, according to Hitachi Maxell, to secure the fairness of the Tender Offer and raise the transparency and objectiveness of the transactions, Hitachi Maxell’s Board of Directors established a Special Committee on June 26, 2009. The Board determined to consults the Special Committee when inspecting and discussing the content of opinions to be disclosed concerning the Tender Offer. According to Hitachi Maxell, as members of the Special Committee, Hitachi Maxell selected five members who are independent from Hitachi Maxell and Hitachi: Yoshiya Kawamata (Lawyer; Professor at Kyoto University); Yuji Yamamoto (Certified Public Accountant; Representative Director and President, Huron Consulting Group, Ltd.); Susumu Miyoshi and Teruhiko Yoshikawa, who were Hitachi Maxell’s Outside Directors until June 2009; and Tetsuo Horiuchi, who is currently an Outside Director of Hitachi Maxell.

According to Hitachi Maxell, since July 1, 2009, while paying full attention to minority shareholders’ interests being protected, the Special Committee has inspected the detail of the opinions to be announced by Hitachi Maxell’s Board of Directors in view of whether the Tender Offer contributes to the improvement of Hitachi Maxell’s enterprise value and the interests of all shareholders as well as the interests of all stakeholders including Hitachi Maxell’s employees. During the inspection, the Special Committee referred to the Valuation Report for Hitachi Maxell submitted by Nikko Citigroup, Hitachi Maxell’s financial adviser, and heard explanation on the valuation of Hitachi Maxell’s share price from Nikko Citigroup. According to Hitachi Maxell, in this process, the Special Committee prudently inspected and discussed the matters addressed by Hitachi Maxell’s Board of Directors. As a result, it reached the unanimous conclusion that it is reasonable to judge that the Tender Offer will contribute to the improvement of Hitachi Maxell’s enterprise value and the interests of all shareholders, the Tender Offer Price is set within an appropriate range and the interests of Hitachi Maxell’s minority shareholders are considered in determining the price. As of July 22, 2009, the Committee reported these judgments to Hitachi Maxell’s Board of Directors.

(iii)	Legal advice from an independent law office

Again, according to Hitachi Maxell, Hitachi Maxell’s Board of Directors appointed Nagashima Ohno & Tsunematsu that is independent of Hitachi and Hitachi Maxell as a legal advisor and received their advice concerning the Board of Directors’ decision making methods and process including various procedures for the Tender Offer.

(iv)	Approval of all the directors attending the Board of Directors’ meeting

According to Hitachi Maxell, the Board of Directors at its meeting held today, expressed approval of the Tender Offer and made a resolution to recommend shareholders to subscribe to the Tender Offer. This meeting was attended all directors other than Michiharu Nakamura and Isao Uchigasaki and resolution was made unanimously by all the attending directors. According to Hitachi Maxell, among Hitachi Maxell’s directors, Michiharu Nakamura, who concurrently serves as a director of Hitachi, and Isao Uchigasaki, who concurrently serves as a director of Hitachi’s subsidiary, did not participate in the discussions and resolution by the Board of Directors concerning the Tender Offer to avoid any conflict of interest. The two also were not involved in negotiations with Hitachi representing Hitachi Maxell.

(v)	Setting the Tender Offer Period at a relatively long period

By setting the Tender Offer Period at 33 business days, which is a relatively long period, Hitachi provides the shareholders of Hitachi Maxell with the opportunity to fully reflect on the application for the Tender Offer and ensures the fairness of the Tender Offer Price.

3) Relationship with the Third-Party Appraiser

Nomura Securities is not a Related Party of Hitachi.

(5) Number of Shares to Be Purchased

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
44,929,356 shares	— shares	— shares

Notes:	1. As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

2. Less-than-one-unit shares are also eligible for the Tender Offer. In addition, Hitachi Maxell may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.

3. Hitachi does not intend to acquire treasury stock held by Hitachi Maxell through the Tender Offer.

4. The maximum number of shares of Hitachi Maxell to be acquired by Hitachi through the Tender Offer is stated in the “Number of Shares to Be Purchased.” This number indicates Hitachi Maxell shares (44,929,356 shares) that are to be obtained by deducting the total of the number of shares held by Hitachi as of the date hereof (51,132,131 shares) and the number of shares of treasury stock held by Hitachi Maxell as of March 31, 2009 (3,470,646 shares), from the total number of issued shares of Hitachi Maxell as of March 31, 2009 (99,532,133 shares), which are stated in the securities report of the 63rd term filed by Hitachi Maxell on June 26, 2009.

(6) Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by Hitachi immediately before the Tender Offer	511,321 units	(Shareholdings immediately before the Tender Offer: 53.25%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	— units	(Shareholdings immediately before the Tender Offer: —%)

Number of voting rights represented by shares to be purchased by the Tender Offer	449,293 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders in Hitachi Maxell	960,161 units

Notes:	1. The “Shareholdings immediately before the Tender Offer” was calculated using the “Total number of voting rights held by all the shareholders in the Target Company” as the denominator.

2. The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” represents the total of voting rights relating to shares held by respective Special Related Parties as identified by Hitachi as of the date hereof. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990; including amendment thereof; the “Ordinance”) in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948; including amendments thereof; the “Law”).

3. The “Number of voting rights represented by shares to be purchased by the Tender Offer” indicates the number of voting rights relating to the number of shares to be purchased in the Tender Offer (44,929,356 shares).

4. Because the shares held by respective Special Related Parties (exclusive of treasury stock held by Hitachi Maxell being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator in the calculation of “Shareholdings after the Tender Offer.”

5. The “Total number of voting rights held by all the shareholders in Hitachi Maxell” (100 shares represent the number of shares per unit (tangen)) indicates the number of voting rights of all the shareholders of Hitachi Maxell as of March 31, 2009, which are stated in the securities report of the 63rd term filed by Hitachi Maxell on June 26, 2009. Because all the shares issued by Hitachi Maxell (exclusive of its treasury stock) are subject to the Tender Offer, the “Shareholdings after the Tender Offer” was calculated using the number of voting rights (960,614 units) concerning shares of Hitachi Maxell (96,061,487 shares), which is derived by deducting the total number of shares of treasury stock held by Hitachi Maxell as of March 31, 2009 (3,470,646 shares), which are stated in said securities report, from the total number of issued shares as of March 31, 2009 (99,532,133 shares), which are stated in said securities report, as the denominator.

6. The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to two decimal places.

(7) Tender Offer Cost: ¥78,177 million

Note:	The Tender Offer Cost is calculated by multiplying 44,929,356 shares (Number of Shares to Be Purchased) by the Tender Offer Price for each share of ¥1,740.

(8) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

2) Commencement Date of Settlement

Friday, October 16, 2009

3) Method of Settlement

With respect to tendering shareholders through the Tender Offer Agent, upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent (including the case of an institutional shareholder), to its standing proxy). With respect to tendering shareholders through JOINVEST Securities Co., Ltd., the Sub-Agent, the notice will be delivered in accordance with the method described on the Sub-Agent’s website (https://www.joinvest.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

4) Method of Returning Shares

In the event that Hitachi does not purchase all of the tendered shares in accordance with the conditions mentioned in “2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosing the Withdrawal” of “(9) Other Conditions and Methods of the Tender Offer” below, Hitachi will return shares by recovering the record to the status immediately before the shares were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If shares are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

(9) Other Conditions and Methods of the Tender Offer

1) Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, Hitachi will purchase all of the tendered shares.

2) Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 through 1.9 and 1.12 through 1.18, Item 2, Items 3.1 through 3.8, Item 4, Item 5 and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965; including amendment thereof; the “Enforcement Regulations”), Hitachi may withdraw the Tender Offer. If Hitachi decides to withdraw the Tender Offer, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3) Conditions for Reducing the Tender Offer Price, Details thereof and Method of Disclosing the Reduction

If Hitachi Maxell takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance. If Hitachi decides to reduce the Tender Offer Price, Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer Price is reduced, the shares tendered before the public notice, will also be purchased at the reduced Tender Offer Price.

4) Matters concerning Tendering Shareholders’ Rights to Cancel Agreements

Any tendering shareholder may cancel agreements relating to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders who tendered through the Tender Offer Agent intending to cancel an agreement with the Tender Offer Agent should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the Tender Offer Agent who accepted the application, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that cancellations sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period. In order to cancel any such agreement made through JOINVEST Securities Co., Ltd., the Sub-Agent, tendering shareholders who subscribed to share certificates, etc. through said Sub-Agent must complete the cancellation procedures by 3:30 p.m. on the last day of the Tender Offer Period in accordance with the instructions on the Sub-Agent’s website (https://www.joinvest.jp/).

The agents with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(other nationwide branch offices in Japan)

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels an agreement. In addition, Hitachi will bear the costs of returning tendered shares.

5) Method of Disclosure if Conditions, etc., of the Tender Offer are Changed

If Hitachi decides to change the Tender Offer conditions, etc., Hitachi will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that it is difficult to make such a public notice by the end of the Tender Offer Period, Hitachi will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, shares tendered before the public notice will also be purchased under the amended conditions.

6) Method of Disclosure When Submitting an Amendment Statement

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, Hitachi will immediately announce details from the Amendment Statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. Hitachi will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, Hitachi will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7) Method of Disclosing Tender Offer Results

Hitachi will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

(10) Date of Public Notice of Commencement of the Tender Offer

Thursday, August 20, 2009

(11) Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

To delegate a part of its duties, the Tender Offer Agent has appointed the following company as a Sub-Agent:

JOINVEST Securities Co., Ltd. (Sub-Agent)

15-1, Konan 2-chome, Minato-ku, Tokyo

3. Management Policy and Outlook after the Tender Offer

(1) Management Policy after the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after the Tender Offer.

(2) Outlook for Future Business Performance after the Tender Offer

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Other Information

(1) Agreement between Hitachi and the Target Company and/or Its Directors

According to Hitachi Maxell, the Board of Directors of Hitachi Maxell at its meeting held today, expressed approval of the Tender Offer and made a resolution to recommend shareholders to subscribe to the Tender Offer. This meeting was attended all directors other than Michiharu Nakamura and Isao Uchigasaki and resolution was made unanimously by all the attending directors.

Refer to “(2) Decision-Making Process of the Tender Offer, and Management Policy after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer including Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” with regard to the “Decision-Making Process of the Tender Offer” and “Details of Measures to Avoid Conflicts of Interest.”

(2) Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

1)	Today Hitachi Maxell publicly announced its closing of accounts information for the first quarter of the 64th fiscal term, at the Tokyo Stock Exchange and the Osaka Securities Exchange. A summary of Hitachi Maxell’s consolidated operating results and other financial statements based on this release is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Maxell, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

(i) Operating Results (millions of yen)

Accounting Period	First Quarter of 64th Business Period (From April 1, 2009 to June 30, 2009)
Revenues	34,116
Cost of sales	26,644
Selling, general and administrative expenses	8,274
Non-operating income	454
Non-operating expenses	290
Net income (loss)	(878)

Note: Net sales exclude consumption tax, etc.

(ii) Data per Share (yen)

Accounting Period	First Quarter of 64th Business Period (From April 1, 2009 to June 30, 2009)
Net income (loss) per share	(9.14)
Dividend per share	—
Net assets per share	1,701.63

2)	Today Hitachi Maxell publicly announced the revised forecast of the year-end dividend, at the Tokyo Stock Exchange and the Osaka Securities Exchange. A summary of Hitachi Maxell’s announcement is provided below. The summary of this disclosed information is an excerpt of the announcement released by Hitachi Maxell, and Hitachi is not in a position to independently verify the precision and truthfulness thereof and has not verified it, in effect.

(i) Reason of revision

According to Hitachi Maxell, Hitachi Maxell revised the forecast of the year-end dividend to be undetermined because the previous forecast may be changed due to today’s announcement relating to the tender offer for the shares of Hitachi Maxell by Hitachi, etc.

(ii) Content of revision

	Cash Dividend per share (yen)
Record Date	Second Quarter of 64th Business Period	End-of-term	Annual
Last Forecast announced April 27, 2009	10	10	20
Revision to outlook this time	10	Undetermined	Undetermined
Record	—	—	—
FY2008	10	10	20

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

-	exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

-	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

-	In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this news release is considered a primary recipient of information from the viewpoint of insider trading regulations. Hitachi accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Hitachi Maxell before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Hitachi notes that it will assume no responsibility whatsoever.

-	This news release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This news release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this news release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

-	The Tender Offer is targeted at the common stock of Hitachi Maxell, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities and Exchange Act of 1934 and the regulations stipulated thereunder are not applicable to the Tender Offer and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this news release is in conformity with the U.S. GAAP. Further, as Hitachi is a company incorporated outside the U.S. and most officers of Hitachi are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this news release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the Tender Offer is illegal, even upon receiving this news release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy shares relating to the Tender Offer and shall be deemed a distribution of materials for informative purposes only.

# # #